UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO

SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 14, 2024

Alerus Financial Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39036	45-0375407
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

401 Demers Avenue

Grand Forks, North Dakota 58201

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (701) 795-3200

N/A

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, $1.00 par value per share	ALRS	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§ 240.12b–2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On May 14, 2024, Alerus Financial Corporation, a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with HMN Financial, Inc., a Delaware corporation (“HMNF”), pursuant to which HMNF will merge into the Company, with the Company as the surviving corporation (the “Merger”). Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, HMNF stockholders will have the right to receive 1.25 (the “Exchange Ratio”) shares of common stock of the Company for each share of common stock of HMNF. The Exchange Ratio is subject to potential downward adjustment if HMNF’s stockholders’ equity as of the closing date of the Merger is less than a specified stockholders’ equity threshold, as described in the Merger Agreement. Based upon the initial Exchange Ratio and the Company’s closing share price of $20.69 on May 14, 2024, the implied value of the Exchange Ratio per HMNF share is $25.86, with an aggregate transaction value of approximately $116.4 million. Holders of options to purchase shares of HMNF common stock and holders of restricted HMNF common stock will have such options or restricted stock vest immediately prior to the Merger. The shares of HMNF common stock issued upon exercise of such stock options and the shares of HMNF common stock that are vested will receive the same Exchange Ratio consideration as the HMNF stockholders, as described in the Merger Agreement.

It is anticipated that Home Federal Savings Bank, HMNF’s wholly-owned banking subsidiary (“HFSB”), will be merged with and into the Company’s banking subsidiary, Alerus Financial, National Association (“Alerus Financial”), immediately following the completion of the Merger. At the time of the bank merger, HFSB’s banking offices will become branches of Alerus Financial. As of March 31, 2024, HMNF had total assets of approximately $1.15 billion, total loans of $868.7 million and total deposits of $1.03 billion.

The Merger Agreement contains customary representations and warranties of both parties and customary conditions to the parties’ obligations to close the transaction, as well as agreements to cooperate in the process of consummating the transaction. The Merger Agreement also contains provisions limiting the activities of HMNF, HFSB, the Company and Alerus Financial pending the completion of the Merger that are outside the ordinary course of business, including, with respect to HMNF and HFSB, restrictions on employee compensation, certain acquisitions and dispositions of assets and liabilities, and solicitations relating to alternative acquisition proposals. The Merger Agreement further provides that the Company will take necessary action to appoint one individual serving on the board of directors of HMNF to serve on the board of directors of the Company, beginning on the effective date of the Merger. The Merger Agreement provides certain termination rights for both the Company and HMNF and further provides for a termination fee of $4.6 million, payable by the terminating party to the non-terminating party upon termination of the Merger Agreement under certain circumstances.

The parties expect the Merger to be completed in the fourth quarter of 2024, subject to the satisfaction of customary closing conditions in the Merger Agreement and the approval of the appropriate regulatory authorities and of the stockholders of each of the Company and HMNF. On May 14, 2024, the directors and certain officers of HMNF executed a voting and support agreement in favor of the Company in which they have agreed to vote their shares of HMNF common stock in favor of approval of the Merger Agreement and the Merger. On May 14, 2024, the directors and certain officers of the Company also executed a voting and support agreement in favor of HMNF in which they have agreed to vote their shares of Company common stock in favor of approval of the Merger Agreement and the Merger and the issuance of the stock consideration. The foregoing information relating to the voting and support agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the voting and support agreement in favor of the Company, which is attached hereto as Exhibit 10.1 and incorporated herein by reference, and the full text of the voting and support agreement in favor of HMNF, which is attached hereto as Exhibit 10.2 and incorporated herein by reference.

The information set forth above relating to the Merger does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive the consummation of the Merger, and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Company or HMNF, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company, HMNF, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of each of the Company and HMNF and a prospectus of the Company, and in the Forms 10-K, Forms 10-Q and other documents, as amended, that each of the Company and HMNF file with or furnishes to the Securities and Exchange Commission (“SEC”).

Item 7.01.	Regulation FD Disclosure.

On May 15, 2024, the Company and HMNF issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached to this report as Exhibit 99.1, which is incorporated herein by reference.

The Company has posted on its investor website at investors.alerus.com under the “News and Events” link an investor presentation relating to the Merger. A copy of the investor presentation is attached to this report as Exhibit 99.2, which is incorporated herein by reference.

The information furnished pursuant to this Item and the related exhibits are being “furnished” and will not, except to the extent required by applicable law or regulation, be deemed “filed” by the Company for purposes of Section 18 of the Exchange Act, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Special Note Concerning Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of the Company and HMNF and certain plans, expectations, goals, projections and benefits relating to the Merger, all of which are subject to numerous assumptions, risks and uncertainties. These statements are often, but not always, identified by words such as “may,” “might,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would,” “annualized,” “target” and “outlook,” or the negative version of those words or other comparable words of a future or forward-looking nature. Examples of forward-looking statements include, among others, statements the Company makes regarding the ability of the Company and HMNF to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Merger, statements about the expected timing for completing the Merger, the potential effects of the proposed Merger on both the Company and HMNF, and the possibility of any termination of the Merger Agreement and any potential downward adjustment in the Exchange Ratio.

Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by the Company and HMNF with the SEC, risks and uncertainties for the Company, HMNF and the combined company that may cause actual results or outcomes to differ materially from those anticipated include, but are not limited to: (1) the possibility that any of the anticipated benefits of the proposed Merger will not be realized or will not be realized within the expected time period; (2) the risk that integration of HMNF’s operations with those of the Company will be materially delayed or will be more costly or difficult than expected; (3) the parties’ inability to meet expectations regarding the timing of the proposed Merger; (4) changes to tax legislation and their potential effects on the accounting for the Merger; (5) the inability to complete the proposed Merger due to the failure of the Company’s or HMNF’s stockholders to adopt the Merger Agreement, or the failure of the Company’s stockholders to approve the issuance of the Company’s common stock in connection with the Merger; (6) the failure to satisfy other conditions to completion of the proposed Merger, including receipt of required regulatory and other approvals; (7) the failure of the proposed Merger to close for any other reason; (8) diversion of management’s attention from ongoing business operations and opportunities due to the proposed Merger; (9) the challenges of integrating and retaining key employees; (10) the effect of the announcement of the proposed Merger on the Company’s, HMNF’s or the combined company’s respective customer and employee relationships and operating results; (11) the possibility that the proposed Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (12) the amount of HMNF’s stockholders’ equity as of the closing date of the Merger and any potential downward adjustment in the Exchange Ratio; (13) the dilution caused by the Company’s issuance of additional shares of the Company’s common stock in connection with the Merger; and (14) changes in the global economy and financial market conditions and the business, results of operations and financial condition of the Company, HMNF and the combined company. Please refer to each of the Company’s and HMNF’s Annual Report on Form 10-K for the year ended December 31, 2023, as well as both parties’ other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

Any forward-looking statement included in this report is based only on information currently available to management and speaks only as of the date on which it is made. Neither the Company nor HMNF undertakes any obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

The Company will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a joint proxy statement of the Company and HMNF that also constitutes a prospectus of the Company, which will be sent to the stockholders of the Company and HMNF. Before making any voting decision, the stockholders of the Company and HMNF are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information about the Company, HMNF and the proposed transaction. When filed, this document and other documents relating to the Merger filed by the Company can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing the Company’s website at www.alerus.com under the link “Investors Relations” and then under “SEC Filings” and HMNF’s website at www.justcallhome.com/HMNFinancial under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from the Company upon written request to Alerus Financial Corporation, Corporate Secretary, 401 Demers Avenue, Grand Forks, North Dakota 58201 or by calling (701) 795-3200, or from HMNF upon written request to HMN Financial, Inc., Corporate Secretary, 1016 Civic Center Drive NW, Rochester, Minnesota 55901 or by calling (507) 535-1200. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

This report does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. The Company, HMNF, and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of the Company and HMNF in connection with the proposed Merger under SEC rules. Information about the directors and executive officers of the Company and HMNF will be included in the joint proxy statement/prospectus for the proposed transaction filed with the SEC. These documents (when available) may be obtained free of charge in the manner described above under “Additional Information and Where to Find It.”

Security holders may obtain information regarding the names, affiliations and interests of the Company’s directors and executive officers in the definitive proxy statement of the Company relating to its 2024 Annual Meeting of Stockholders filed with the SEC on March 25, 2024 and on the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 8, 2024. Security holders may also obtain information regarding the names, affiliations and interests of HMNF’s directors and executive officers in the definitive proxy statement of HMNF relating to its 2024 Annual Meeting of Stockholders filed with the SEC on March 21, 2024 and HMNF’s Annual Report on Form 10-K/A for the year ended December 31, 2023 filed with the SEC on March 19, 2024. To the extent the holdings of the Company’s securities by the Company’s directors and executive officers or the holdings of HMNF securities by HMNF’s directors and executive officers have changed since the amounts set forth in the Company’s or HMNF’s respective proxy statement for its 2024 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents can be obtained free of charge in the manner described above under “Additional Information and Where to Find It.”

Item 9.01.	Financial Statements and Exhibits.

(d)  Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, by and between Alerus Financial Corporation and HMN Financial, Inc., dated May 14, 2024*

10.1	Voting and Support Agreement, by and among Alerus Financial Corporation and the directors and officers of HMN Financial, Inc. identified therein, dated May 14, 2024

10.2	Voting and Support Agreement, by and among HMN Financial, Inc. and the directors and officers of Alerus Financial Corporation identified therein, dated May 14, 2024

99.1	Press Release of Alerus Financial Corporation and HMN Financial, Inc., dated May 15, 2024

99.2	Investor Presentation of Alerus Financial Corporation, dated May 15, 2024

104	Cover Page Interactive Data File (embedded within the inline XBRL document)

* The Company has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b) of Regulation S-K. The Company will furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

SignatureS

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2024	Alerus Financial Corporation

	By:	/s/ Katie A. Lorenson

Name:	Katie A. Lorenson

Title:	President and Chief Executive Officer

Exhibit 2.1

Execution Version

Agreement and Plan of Merger

Between

Alerus Financial Corporation

And

HMN Financial, Inc.

May 14, 2024

Appendices

A        Sample Adjusted Exchange Ratio

Exhibits

A        Form of Company Voting and Support Agreement

B        Form of Acquiror Voting and Support Agreement

C        Form of Bank Merger Agreement

D        Form of Estoppel Certificate

E        Severance Terms

v

INDEX OF DEFINED TERMS

Acquiror	1
Acquiror Adverse Recommendation	59
Acquiror Bank	78
Acquiror Benefit Plan	78
Acquiror Board	78
Acquiror Bylaws	78
Acquiror Capital Stock	78
Acquiror Capitalization Date	36
Acquiror Certificate of Incorporation	78
Acquiror Common Stock	78
Acquiror Disclosure Schedules	87
Acquiror Equity Award	78
Acquiror ERISA Affiliate	78
Acquiror ESOP	61
Acquiror ESOP Trustee	61
Acquiror Evaluation Date	38
Acquiror Financial Statements	38
Acquiror Material Contract	78
Acquiror Preferred Stock	36
Acquiror Previous Disclosure	34
Acquiror SEC Reports	78
Acquiror Stock Issuance	79
Acquiror Stock Plans	79
Acquiror Stockholder Approval	79
Acquiror Stockholders’ Meeting	59
Acquiror Termination Fee	73
Acquiror Voting Agreement	1
Acquisition Proposal	79
Affiliate	79
Agreement	1
Agreement Date	1
ASTM Standard	56
Bank	79
Bank Merger	79
Bank Merger Agreement	3
BHCA	79
Borrowing Affiliate	47
Business Day	79
CIC Payment	54
Closing	2
Closing Acquiror Common Stock Price	79
Closing Date	2
Code	80
Company	1

Company Adverse Recommendation	50
Company Benefit Plan	80
Company Board	80
Company Bylaws	80
Company Capital Stock	80
Company Capitalization Date	10
Company Certificate of Incorporation	80
Company Common Stock	80
Company Disclosure Schedules	87
Company Employees	48
Company ERISA Affiliate	80
Company ESOP	80
Company ESOP Loan	20
Company ESOP Termination Date	52
Company ESOP Trustee	51
Company Evaluation Date	12
Company Financial Statements	12
Company Investment Securities	31
Company Loans	14
Company Material Contract	24
Company Pension Plan	53
Company Permitted Exceptions	13
Company Preferred Stock	10
Company Quarterly Dividend	46
Company Restricted Stock	7
Company SEC Reports	80
Company Stock Certificates	5
Company Stock Option	7
Company Stock Plans	81
Company Stockholder Approval	81
Company Stockholders’ Meeting	50
Company Termination Fee	73
Company Transaction Expenses	81
Company Voting Agreement	1
Confidentiality Agreement	45
Contemplated Transactions	82
Contract	82
Control, Controlling or Controlled	82
Conversion Fund	5
Covered Employees	64
CRA	82
D.A. Davidson	28
Defective Code	31
Delaware Certificate of Merger	2
Deposit Insurance Fund	82
Derivative Transactions	82
DGCL	82
Dissenters’ Shares	6

DOL	82
Effective Time	2
Employment Laws	29
Environmental Laws	82
Environmental Report	56
EO 11246	30
ERISA	83
Exchange Act	83
Exchange Agent	4
Exchange Ratio	3
Existing D&O Policy	60
FDIC	83
Federal Reserve	83
GAAP	83
Hazardous Materials	83
HFIS	8
HFSB	8
ICFR	83
Indemnified Party	59
Intended Tax Consequences	64
IRS	83
IRS Guidelines	64
IT Assets	31
IT Systems and Data	33
Knowledge	83
Legal Action	83
Legal Requirement	83
Letter of Transmittal	5
Malicious Code	31
Material Adverse Effect	83
Merger	1
Nasdaq Rules	84
New Encumbrance	55
New Plans	65
OCC	84
Old Plans	65
Order	84
Ordinary Course of Business	84
OREO	84
Outstanding Company Shares	84
PBGC	84
Per Share Merger Consideration	3
Person	85
Phase I Report	56
Phase II Report	56
Proceeding	85
Proxy Statement	85
Raymond James	43

Registration Statement	85
Regulation S-K	85
Regulatory Authority	85
Representative	85
Requisite Regulatory Approvals	85
Retention Program	54
SBA	15
Schedules	87
SEC	85
Section 503	30
Securities Act	85
Stockholders’ Equity	85
Stockholders’ Equity Shortfall	86
Stockholders’ Equity Threshold	86
Subsidiary	86
Superior Proposal	86
Surviving Entity	1
Tax	86
Tax Return	86
Taxing Authority	86
Termination Date	72
Title Commitments	54
Title Company	54
Title Insurance Policies	55
Total Payments	66
Transaction Litigation	66
Transition Date	87
U.S.	87
VEVRAA	30

Agreement and Plan of Merger

This Agreement And Plan Of Merger (together with all exhibits and schedules, this “Agreement”) is entered into as of May 14, 2024 (the “Agreement Date”), by and between Alerus Financial Corporation, a Delaware corporation (“Acquiror”), and HMN Financial, Inc., a Delaware corporation (the “Company”).

RECITALS

A.        The boards of directors of the Company and Acquiror have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for herein, pursuant to which the Company will, subject to the terms and conditions set forth herein, merge with and into Acquiror (the “Merger”), with Acquiror as the surviving entity in the Merger (sometimes referred to in such capacity as the “Surviving Entity”).

B.        The parties intend that the Merger qualify as a “reorganization” under the provisions of Section 368(a) of the Code, and that this Agreement be and hereby is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code.

C.        As an inducement to Acquiror to enter into this Agreement, the directors and executive officers of the Company in office as of the Agreement Date have, concurrently with the execution of this Agreement, entered into a Voting and Support Agreement in substantially the form attached hereto as Exhibit A (the “Company Voting Agreement”).

D.        As an inducement to the Company to enter into this Agreement, the directors and executive officers of Acquiror in office as of the Agreement Date have, concurrently with the execution of this Agreement, entered into a Voting and Support Agreement in substantially the form attached hereto as Exhibit B (the “Acquiror Voting Agreement”).

E.        The parties desire to make certain representations, warranties and agreements in connection with the Merger and the Contemplated Transactions, and agree to certain prescribed conditions to the Merger and the Contemplated Transactions.

AGREEMENTS

In consideration of the foregoing premises and the following mutual promises, covenants and agreements, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE 1
THE MERGER

Section 1.1         The Merger. Provided that this Agreement shall not prior thereto have been terminated in accordance with its express terms, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DGCL, at the Effective Time, the Company shall be merged with and into Acquiror pursuant to the provisions of, and with the effects provided in, the DGCL, and the separate corporate existence of the Company shall cease and Acquiror will be the Surviving Entity.

Section 1.2         Effective Time; Closing.

(a)         Provided that this Agreement shall not prior thereto have been terminated in accordance with its express terms, the closing of the Merger (the “Closing”) shall occur through the mail or at a place that is mutually acceptable to the Company and Acquiror, or if they fail to agree, at the offices of Barack Ferrazzano Kirschbaum & Nagelberg LLP, located at 200 West Madison Street, Suite 3900, Chicago, Illinois 60606, at 10:00 a.m., local time, on the date that is three (3) Business Days after the satisfaction or waiver (subject to applicable Legal Requirements) of the latest to occur of the conditions set forth in ARTICLE 8 and ARTICLE 9 (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions) or at such other time and place as the Company and Acquiror may agree in writing (the “Closing Date”). Subject to the provisions of ARTICLE 10, failure to consummate the Merger on the date and time and at the place determined pursuant to this Section 1.2 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.

(b)        The parties hereto agree to file on the Closing Date a certificate of merger with the Delaware Secretary of State (the “Delaware Certificate of Merger”). The Merger shall become effective as of the date and time specified in the Delaware Certificate of Merger (the “Effective Time”).

(c)        The parties intend that the Closing will be effected, to the extent practicable, by conference call, the electronic delivery of documents, and, if requested by a party, the prior physical exchange of certain other documents and instruments to be held in escrow by outside counsel to the recipient party pending authorization to release at the Closing.

Section 1.3         Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the DGCL and this Agreement. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company shall be vested in the Surviving Entity, and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of the Surviving Entity.

Section 1.4         Organizational Documents of the Surviving Entity. The Acquiror Certificate of Incorporation and the Acquiror Bylaws, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and Bylaws of the Surviving Entity until thereafter amended in accordance with the provisions thereof and applicable Legal Requirements. A true, complete and correct copy of the Acquiror Certificate of Incorporation and all amendments thereto, which is in full force and effect as of the Agreement Date, is included as Exhibit 3.1 to Acquiror’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as filed with the SEC on March 8, 2024.

Section 1.5         Directors and Officers of the Surviving Entity. Subject to Section 6.10, the directors and officers of Acquiror, in each case, immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Entity until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Entity.

2

Section 1.6         Bank Merger. Immediately following the Merger or at such later time as Acquiror may determine, the Bank and Acquiror Bank will effectuate the Bank Merger. Acquiror Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of the Bank shall cease. The parties agree that the Bank Merger shall become effective immediately after the Effective Time on the Closing Date or at such later time as Acquiror may determine. Promptly following the execution of this Agreement, the Bank and Acquiror Bank will enter into an agreement and plan of merger substantially in the form attached hereto as Exhibit C (the “Bank Merger Agreement”). The Company shall cause the Bank, and Acquiror shall cause Acquiror Bank, to execute such certificates of merger and articles of combination and such other documents and certificates as are necessary to make the Bank Merger effective immediately following the Effective Time on the Closing Date or at such later time as Acquiror may determine.

Section 1.7         Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, the parties may mutually agree to change the method of effecting the Contemplated Transactions if and to the extent that they deem such a change to be desirable; provided, that: (i) any such change shall not affect the U.S. federal income tax consequences of the Merger to holders of Company Common Stock or the Intended Tax Consequences (as defined in Section 7.5(a)); and (ii) no such change shall (a) alter or change the amount or kind of the consideration to be issued to holders of Company Common Stock as consideration in the Merger; (b) materially impede or delay consummation of the Merger; (c) require submission to or approval of the Company’s stockholders after the Company Stockholder Approval has been received; or (d) require submission to or approval of Acquiror’s stockholders after the Acquiror Stockholder Approval has been received. If the parties agree to make such a change, they shall execute appropriate documents to reflect the change.

ARTICLE 2
CONVERSION OF SECURITIES IN THE MERGER

Section 2.1         Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, the Company or any holder of shares of Company Common Stock:

(a)        Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, except for shares of Company Common Stock owned by the Company or Acquiror (in each case other than shares of Company Common Stock held in any Company Benefit Plan or related trust accounts or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted), shall be cancelled and extinguished and automatically converted into the right to receive 1.25 (such ratio, as such number may be adjusted pursuant to the terms of this Agreement, the “Exchange Ratio”) fully paid and nonassessable shares of Acquiror Common Stock (the “Per Share Merger Consideration”).

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(b)        Notwithstanding anything contained herein to the contrary, if, between the Agreement Date and the Effective Time, shares of Acquiror Common Stock or Company Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, stock split (including a reverse stock split), split-up, combination, exchange of shares or readjustment, or if a stock dividend on shares of Acquiror Common Stock shall be declared with a record date within such period, then the number of shares of Acquiror Common Stock issued to holders of Company Common Stock at the Effective Time pursuant to this Agreement will be appropriately and proportionally adjusted to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

Section 2.2         Adjustment of Exchange Ratio. If the Stockholders’ Equity is less than the Stockholders’ Equity Threshold, then the Exchange Ratio shall be adjusted to an amount equal to: (a) the difference of: (i) 5,578,194, plus 1.25 times the number of shares of Company Common Stock issued by the Company pursuant to the exercise of Company Stock Options between the Agreement Date and the Closing Date; less (ii) the Stockholders’ Equity Shortfall, divided by the Closing Acquiror Common Stock Price; divided by (b) 4,462,555, plus the number of shares of Company Common Stock issued by the Company pursuant to the exercise of Company Stock Options between the Agreement Date and the Closing Date. A sample calculation of the adjustment to the Exchange Ratio pursuant to this Section 2.2 is attached to this Agreement as Appendix A.

Section 2.3         Cancellation of Shares. At the Effective Time, each share of Company Common Stock will no longer be outstanding and will automatically be cancelled and will cease to exist. Certificates (it being understood that any reference herein to a “certificate” be deemed to include reference to any book-entry account statement relating to the ownership of Company Common Stock) that represented Company Common Stock before the Effective Time will be deemed for all purposes to represent only the right to receive, upon proper surrender thereof, the Per Share Merger Consideration subject to the terms of this Agreement. Notwithstanding anything in Section 2.1 to the contrary, at the Effective Time and by virtue of the Merger, each share of Company Common Stock held in the Company’s treasury will be cancelled and no Per Share Merger Consideration will be issued or paid in exchange thereof.

Section 2.4         No Fractional Shares. Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Acquiror Common Stock shall be issued as Per Share Merger Consideration in the Merger. Each holder of Company Common Stock who would otherwise be entitled to receive a fractional share of Acquiror Common Stock pursuant to this ARTICLE 2 (after aggregating all fractional shares of Acquiror Common Stock that otherwise would be received by such holder) shall instead be entitled to receive an amount in cash (without interest) rounded down to the nearest whole cent, determined by multiplying the Closing Acquiror Common Stock Price by the fractional share of Acquiror Common Stock to which such former holder would otherwise be entitled.

Section 2.5         Exchange of Certificates.

(a)        The parties to this Agreement agree: (i) that Equiniti Trust Company, LLC shall serve, pursuant to the terms of an exchange agent agreement, as the exchange agent for purposes of this Agreement (the “Exchange Agent”) and (ii) to execute and deliver the exchange agent agreement at or prior to the Effective Time. Acquiror shall be solely responsible for the payment of any fees and expenses of the Exchange Agent.

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(b)        At or prior to the Effective Time, Acquiror shall authorize the issuance of and shall make available to the Exchange Agent, for the benefit of the holders of Company Common Stock for exchange in accordance with this ARTICLE 2: (i) the aggregate number of shares of Acquiror Common Stock deliverable pursuant to Section 2.1 and (ii) sufficient cash for payment of cash in lieu of fractional shares of Acquiror Common Stock pursuant to Section 2.4. Such amount of cash and shares of Acquiror Common Stock, together with any dividends or distributions with respect thereto paid after the Effective Time, are referred to in this ARTICLE 2 as the “Conversion Fund”.

(c)        Within two (2) Business Days after the Closing Date, Acquiror shall cause the Exchange Agent to mail to each holder of record of one or more certificates representing shares of Company Common Stock (“Company Stock Certificates”) a letter of transmittal (“Letter of Transmittal”), in a form to be agreed by the parties, which specifies, among other things, that delivery shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such certificates to the Exchange Agent, together with instructions for use in effecting the proper surrender of Company Stock Certificates pursuant to this Agreement.

(d)        Upon proper surrender of a Company Stock Certificate for exchange to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor his, her or its Per Share Merger Consideration, plus cash in lieu of any fractional shares of Acquiror Common Stock in accordance with Section 2.4, deliverable in respect of the shares of Company Common Stock represented by such Company Stock Certificate; thereupon, such Company Stock Certificate shall be marked or recorded as cancelled. No interest will be paid or accrued on any portion of the Per Share Merger Consideration deliverable upon surrender of a Company Stock Certificate.

(e)        After the Effective Time, there shall be no transfers on the stock transfer books of the Company of Outstanding Company Shares.

(f)        No dividends or other distributions declared with respect to Acquiror Common Stock and payable to the holders of record thereof after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate until the holder thereof shall properly surrender such Company Stock Certificate in accordance with this ARTICLE 2. Promptly after the surrender of a Company Stock Certificate in accordance with this ARTICLE 2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which theretofore had become payable with respect to shares of Acquiror Common Stock into which the shares of Company Common Stock represented by such Company Stock Certificate were converted at the Effective Time pursuant to Section 2.1. No holder of an unsurrendered Company Stock Certificate shall be entitled, until the proper surrender of such Company Stock Certificate, to vote the shares of Acquiror Common Stock into which such holder’s Company Common Stock shall have been converted. After the proper surrender of a Company Stock Certificate in accordance with this ARTICLE 2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which became payable following the Effective Time with respect to the whole shares of Acquiror Common Stock which the shares of Company Common Stock represented by such Company Stock Certificate have been converted into the right to receive.

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(g)        Any portion of the Conversion Fund that remains unclaimed by the stockholders of the Company twelve (12) months after the Effective Time shall be paid to the Surviving Entity, or its successors in interest. Any stockholders of the Company who have not theretofore complied with this ARTICLE 2 shall thereafter look only to the Surviving Entity, or its successors in interest, for issuance and payment of the Per Share Merger Consideration (including the payment of cash in lieu of any fractional shares deliverable in respect of such stockholders’ shares of Company Common Stock in accordance with Section 2.4), as well as any accrued and unpaid dividends or distributions on shares of such Acquiror Common Stock. Notwithstanding the foregoing, none of the Surviving Entity, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h)        In the event that any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit with indemnity of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed in a form acceptable to the Exchange Agent and, if required by the Exchange Agent, the posting by such Person of a bond in such amount as the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate, and in accordance with this ARTICLE 2, the Per Share Merger Consideration (including cash in lieu of any fractional shares deliverable in respect of such stockholders’ shares of Company Common Stock in accordance with Section 2.4, as well as any accrued and unpaid dividends or distributions on shares of such Acquiror Common Stock).

Section 2.6         Dissenting Shares. Notwithstanding any other provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who properly shall have demanded payment of the fair value for such shares in accordance with the DGCL (collectively, the “Dissenters’ Shares”) shall not be converted into or represent the right to receive the Per Share Merger Consideration. Such stockholders instead shall be entitled to receive payment of the fair value, plus accrued interest, of such shares of Company Common Stock held by them in accordance with the provisions of the DGCL, except that all Dissenters’ Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights as dissenting stockholders under the DGCL shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Per Share Merger Consideration upon proper surrender in the manner provided in Section 2.5 of the certificate(s) that, immediately prior to the Effective Time, evidenced such shares of Company Common Stock. The Company shall give Acquiror: (i) prompt notice of any written demands for payment of fair value of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ dissenters’ rights; and (ii) the right to direct all negotiations and Proceedings with respect to demands under the DGCL consistent with the obligations of the Company thereunder. The Company shall not, except with the prior written consent of Acquiror, (a) make any payment with respect to such demand; (b) offer to settle or settle any demand for payment of fair value; or (c) waive any failure to timely deliver a written demand for payment of fair value or timely take any other action to perfect payment of fair value rights in accordance with the DGCL.

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Section 2.7         Withholding Rights. The Exchange Agent or Acquiror will be entitled to deduct and withhold from the Per Share Merger Consideration or any other amounts payable pursuant to this Agreement or the Contemplated Transactions to any holder of Company Common Stock such amounts as the Exchange Agent or Acquiror are required to deduct and withhold with respect to the making of such payment under the Code or any applicable provision of U.S. federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by the Exchange Agent or Acquiror and paid over to the appropriate Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding were made by the Exchange Agent or Acquiror.

Section 2.8         Company Restricted Stock and Company Stock Options. Immediately prior to the Effective Time, each award of Company Common Stock that is subject to restrictions on transfer, risk of forfeiture or other service-based conditions (the “Company Restricted Stock”) and each option to purchase shares of Company Common Stock (each, a “Company Stock Option”) that is outstanding immediately prior to the Effective Time shall become fully vested and exercisable and any restrictions or risk of forfeiture shall lapse. Any Company Common Stock required to be issued to the holder of such Company Restricted Stock award following such acceleration of vesting, lapse of restrictions, settlement or delivery shall be deemed to be issued and outstanding as of immediately prior to the Effective Time and treated in accordance with this ARTICLE 2. Prior to the Effective Time, the Company shall take any and all actions necessary to ensure that, at the Effective Time, each Company Stock Option which is outstanding and unexercised immediately prior to the Effective Time shall be exercised (after giving effect to the first sentence of this Section 2.8) or cancelled as of the Effective Time. From and after the Effective Time, other than as expressly set forth in this Section 2.8, no holder of any Company Stock Option or Company Restricted Stock will have any other rights with respect thereto or any Company Stock Plan.

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ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed (i) in the Company Disclosure Schedules, or (ii) in any Company SEC Report filed with or furnished to the SEC that is publicly available prior to the Agreement Date and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (but disregarding risk factor disclosures contained under the heading “Risk Factors” or disclosure of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), and except as may not be disclosed as a result of an applicable Legal Requirement, the Company hereby represents and warrants to Acquiror as follows:

Section 3.1         Company Organization. The Company: (i) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing has not had, and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company; (ii) is registered with the Federal Reserve as a savings and loan holding company under the Home Owners’ Loan Act, as amended; and (iii) has full power and authority, corporate and otherwise, to operate as a savings and loan holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The copies of the Company Certificate of Incorporation and the Company Bylaws and all amendments thereto set forth in the Company SEC Reports are true, complete and correct, and in full force and effect as of the Agreement Date, and the Company is not in violation of any provision of the Company Certificate of Incorporation or the Company Bylaws. The Company has no Subsidiaries other than the Subsidiaries listed on Exhibit 21 to the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2023, as filed with the SEC on March 19, 2024.

Section 3.2         Company Subsidiary Organization. The Bank is a federal savings bank duly organized, validly existing and in good standing under the laws of the United States. Each Subsidiary of the Company, including, without limitation, each of Osterud Insurance Agency, Inc. (d/b/a Home Federal Investment Services) (“HFIS”) and HFSB Property Holdings, LLC (“HFSB”), is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing has not had, and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each Subsidiary of the Company has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The deposit accounts of the Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by applicable Legal Requirements, and all premiums and assessments required to be paid in connection therewith have been paid when due. The Company has delivered or made available to Acquiror copies of the charter (or similar organizational documents) and bylaws of each Subsidiary of the Company and all amendments thereto, each of which are true, complete and correct and in full force and effect as of the Agreement Date. No Subsidiary of the Company is in violation of any provision of its charter, certificate of incorporation or similar organizational document or bylaws.

Section 3.3         Authorization; Enforceability. Subject to the receipt of the Company Stockholder Approval, this Agreement and the Contemplated Transactions hereby have been approved and authorized by all necessary corporate action of the Company on or prior to the Agreement Date. The Company Board has directed or will direct the Merger, on substantially the terms and conditions set forth in this Agreement, be submitted to the Company’s stockholders for consideration at a duly held meeting of such stockholders and has resolved to recommend that the Company’s stockholders vote in favor of the adoption and approval of this Agreement and the Contemplated Transactions. The execution, delivery and performance of this Agreement by the Company, and the consummation by it of its obligations under this Agreement, have been authorized by all necessary corporate action on or prior to the date hereof, subject to the Company Stockholder Approval, and, subject to the receipt of the Requisite Regulatory Approvals and assuming due authorization, execution, and delivery by Acquiror, this Agreement constitutes a legal, valid and binding obligation of the Company enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements relating to or affecting creditors’ rights generally and subject to general principles of equity, or by 12 U.S.C. Section 1818(b)(6)(D) (or any successor statute) and other applicable authority of any Regulatory Authority.

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Section 3.4         No Conflict. Neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (i) assuming receipt of the Company Stockholder Approval, contravene, conflict with or result in a violation of any provision of the certificate of incorporation, certificate of formation or charter (or similar organizational documents) or bylaws or operating agreement, each as in effect on the Agreement Date, or any currently effective resolution adopted by the board of directors, stockholders, manager or members of, the Company or any of its Subsidiaries; (ii) assuming receipt of the Requisite Regulatory Approvals, contravene, conflict with or result in a violation of any Legal Requirement or any Order to which the Company or any of its Subsidiaries, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the Requisite Regulatory Approvals; or (iii) except as listed on Section 3.4 of the Company Disclosure Schedules, contravene, conflict with or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, or which would result in the creation of any material lien, charge or encumbrance upon or with respect to any of the assets owned or used by the Company or its Subsidiaries under any Company Material Contract. Except for: (a) the filing of applications, filings and notices, as applicable, with the Federal Reserve, if applicable, and approval of such applications, filings and notices; (b) the filing of any required applications, filings or notices with the OCC and approval of such applications, filings and notices; (c) the filing with the SEC of the Proxy Statement in definitive form and of the Registration Statement and declaration of effectiveness of the Registration Statement; (d) the filing of the Delaware Certificate of Merger with the Delaware Secretary of State pursuant to the DGCL; and (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement and the listing of additional shares of Acquiror Common Stock on the Nasdaq Capital Market; no consents or approvals of or filings or registrations with any court, administrative agency or commission or other Regulatory Authority or instrumentality are necessary in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

Section 3.5         Company Capitalization.

(a)        The authorized capital stock of the Company currently consists exclusively of: (i) 16,000,000 shares of Company Common Stock, $0.01 par value per share, of which, as of March 31, 2024 (the “Company Capitalization Date”), 9,128,662 shares were issued and outstanding, including (A) 14,315 shares of Company Common Stock underlying Company Restricted Stock awards, (B) 482,007 shares of Company Common Stock held by the Company ESOP, and (C) 4,666,107 shares held in the treasury of the Company; and (ii) 500,000 shares of Company Preferred Stock, $0.01 par value per share (the “Company Preferred Stock”), of which no shares were issued and outstanding as of the Acquiror Capitalization Date. The Company does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the stockholders of the Company on any matter. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and fully paid, nonassessable and free of preemptive rights. The Company’s securities are not listed, or quoted, for trading on any U.S. domestic or foreign securities exchange, other than the Nasdaq Capital Market and the Company satisfies in all material respects all of the continued listing criteria of the Nasdaq Capital Market. The Company has not received any notice of non-compliance or deficiency from the Nasdaq Capital Market that is outstanding or has not been cured as of the Agreement Date.

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(b)        As of the Company Capitalization Date, no shares of Company Common Stock were reserved for issuance except for: (i) 34,229 shares of Company Common Stock reserved for issuance in connection with stock options, restricted stock units, or other equity awards under Company Stock Plans; and (ii) 313,357 shares of Company Common Stock reserved for issuance pursuant to future awards under Company Stock Plans.

(c)        Other than the Company Stock Options and Company Restricted Stock, no equity-based awards were outstanding as of the Company Capitalization Date. Since the Company Capitalization Date through the Agreement Date, the Company has not: (i) issued or repurchased any shares of Company Capital Stock or other equity securities of the Company or (ii) issued or awarded any stock options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Company Capital Stock or any other equity-based awards. From the Company Capitalization Date through the Agreement Date, neither the Company nor any of its Subsidiaries has: (A) accelerated the vesting of or lapsing of restrictions with respect to any award under any Company Stock Plan; (B) with respect to executive officers of the Company or its Subsidiaries, entered into or amended any employment, severance, change in control or similar agreement (including any agreement providing for the reimbursement of excise taxes under Section 4999 of the Code); or (C) adopted or materially amended any Company Benefit Plan.

(d)        Except as would not reasonably be expected to be material, none of the shares of Company Capital Stock were issued in violation of any federal or state securities laws or any other applicable Legal Requirement. As of the Agreement Date there are: (i) no outstanding subscriptions, Contracts, conversion privileges, options, warrants, calls or other rights obligating the Company or any of its Subsidiaries to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of the Company or any of its Subsidiaries, other than the Company Stock Options; and (ii) no contractual obligations of the Capital or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Capital Stock or any equity security of the Company or its Subsidiaries, or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of the Company or its Subsidiaries. Except as permitted by this Agreement, since the Company Capitalization Date, no shares of Company Capital Stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by the Company or any of its Subsidiaries, and no dividends or other distributions payable on any equity securities of the Company or any of its Subsidiaries has been declared, set aside, made or paid to the stockholders of the Company. Other than its Subsidiaries, the Company does not own, nor has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

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Section 3.6         Company Subsidiary Capitalization. All of the issued and outstanding shares of capital stock or other equity ownership interests of: (i) each Subsidiary, or (ii) any other company in which the Company holds an equity interest other than through the Company’s investment portfolio, are owned by the Company, directly or indirectly, free and clear of any material liens, pledges, charges, claims and security interests and similar encumbrances, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. No Subsidiary of the Company owns, or has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

Section 3.7         Company SEC Reports; Financial Statements and Reports; Regulatory Filings.

(a)        The Company has timely filed all Company SEC Reports, except where the failure to file any Company SEC Report, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, and all such Company SEC Reports complied as to form in all material respects, as of their respective filing dates and effective dates, as the case may be, with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the published rules and regulations of the SEC thereunder which are applicable to the Company. The Company SEC Reports were prepared in accordance with applicable Legal Requirements in all material respects. As of their respective filing dates, none of the Company SEC Reports contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the Agreement Date) is deemed to modify information as of an earlier date. As of the Agreement Date, there are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the Company SEC Reports. No Subsidiary of the Company is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b)        The financial statements presented (or incorporated by reference) in the Company SEC Reports (including the related notes, where applicable) have been prepared in conformity with GAAP, except in each case as indicated in such statements or the notes thereto, and comply in all material respects with all applicable Legal Requirements. Taken together, the financial statements presented in the Company SEC Reports (collectively, the “Company Financial Statements”) are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of the Company and each of its Subsidiaries at the respective dates of and for the periods referred to in the Company Financial Statements, subject to normal year-end audit adjustments in the case of unaudited Company Financial Statements. As of the Agreement Date, Baker Tilly US, LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent registered public accountants of the Company.

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(c)        The Company is in compliance in all material respects with all of the provisions of the Sarbanes-Oxley Act of 2002 that are applicable to it or any of its Subsidiaries. The Company maintains a system of “disclosure controls and procedures” as defined in Rule 13a-15 and 15d-15 under the Exchange Act. As of the Agreement Date, to the Knowledge of the Company, the Company’s “disclosure controls and procedures” were effective, in all material respects.

(d)        The Company has established and maintained a system of ICFR applicable to the Company and its consolidated Subsidiaries. The Company’s certifying officers have evaluated the effectiveness of the Company’s ICFR as of the end of the period covered by the most recently filed annual report on Form 10-K of the Company under the Exchange Act (the “Company Evaluation Date”). The Company presented in such report the conclusions of the certifying officers about the effectiveness of the Company’s ICFR based on their evaluations as of the Company Evaluation Date. Since the Company Evaluation Date, there have been no changes in the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

(e)        The Company and each of its Subsidiaries has filed all forms, reports and documents required to be filed since January 1, 2022, with all applicable banking authorities except to the extent failure would not have a Material Adverse Effect on the Company and each of its Subsidiaries. Such forms, reports and documents: (i) complied as to form in all material respects with applicable Legal Requirements and (ii) did not at the time they were filed, after giving effect to any amendment thereto filed prior to the Agreement Date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the Agreement Date) is deemed to modify information as of an earlier date.

(f)        To the Knowledge of the Company, there has not been any event or occurrence since January 1, 2022 that would result in a determination that the Bank is not an eligible depository institution as defined in 12 C.F.R. § 303.2(r).

Section 3.8         Books and Records. The books of account, minute books, stock record books and other records of the Company and each of its Subsidiaries are complete and correct in all material respects and have been maintained in accordance with the Company’s business practices and all applicable Legal Requirements, including the maintenance of an adequate system of internal controls required by such Legal Requirements. The minute books of the Company and each of its Subsidiaries fairly reflect the substance of events and transactions included therein.

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Section 3.9         Properties.

(a)        Section 3.9(a) of the Company Disclosure Schedules lists or describes, as of the Agreement Date: (i) all interests in real property owned by the Company and each of its Subsidiaries; (ii) all OREO owned by the Company and each of its Subsidiaries; and (iii) each lease of real property to which the Company or any of its Subsidiaries is a party, including in each case the address of such real property and the proper identification, if applicable, of each such property as a main office, branch office or other office and, in the case of each lease, the position of the Company as landlord or tenant under such lease.

(b)        The Company and each of its Subsidiaries has good and marketable title to all assets and properties, whether real or personal, tangible or intangible, that it purports to own, other than OREO, subject to no liens, mortgages, security interests, encumbrances or charges of any kind, except: (i) as noted in the most recent Company Financial Statements or incurred in the Ordinary Course of Business since the date of the most recent Company Financial Statements; (ii) statutory liens for Taxes not yet delinquent or being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established and reflected in the Company Financial Statements; (iii) pledges or liens required to be granted in connection with the acceptance of government deposits, granted in connection with repurchase or reverse repurchase agreements, securing any discount with, borrowing from, or obligations to any Federal Reserve Bank or Federal Home Loan Bank, interbank credit facilities or any transaction by the Bank acting in a fiduciary capacity or otherwise incurred in the Ordinary Course of Business; (iv) easements, rights of way, and other similar encumbrances that do not materially affect the present use of the properties or assets subject thereto or affected thereby or otherwise materially impair the present business operations at such properties; (v) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purposes for which they are held as of the Agreement Date; (vi) liens or deposits in connection with worker’s compensation, unemployment insurance, social security or other insurance; (vii) inchoate mechanic’s and materialmen’s liens for construction in progress and workmen’s, repairmen’s, warehousemen’s and carrier’s liens arising in the Ordinary Course of Business of the Company or the Bank consistent with past practice; (viii) liens existing on any asset of any Person at the time such Person is acquired by or is combined with the Company or any of the Company’s Subsidiaries, provided the lien was not created in contemplation of that event, and, provided further, that the lien does not materially impact the use or the value of the subject property or asset; (ix) liens on property required by Regulation W promulgated by the Federal Reserve; and (x) liens incidental to the conduct of business or ownership of property of the Company or any of its Subsidiaries which do not in the aggregate materially detract from the value of the property or materially impair the use thereof as of the Agreement Date (collectively, the “Company Permitted Exceptions”). The Company and each of its Subsidiaries as tenant has the right under valid and existing leases to occupy, use, possess and control any and all of the respective property leased by it, and each such lease is valid, in full force and effect, and without default thereunder by the tenant or, to the Knowledge of the Company, the landlord. The Company has delivered to Acquiror full, complete and correct copies of all leases for leased real property, including any amendments or modifications thereto. To the Knowledge of the Company, all buildings and structures owned by the Company and each of its Subsidiaries lie wholly within the boundaries of the real property owned or validly leased by it, and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person. There are no pending, or, to the Knowledge of the Company, threatened condemnation or similar proceedings against any owned or leased real property set forth on Section 3.9(a) of the Company Disclosure Schedules. No Person other than the Company and its Subsidiaries has any right to use, occupy or operate any portion of the owned or leased real property set forth on Section 3.9(a) of the Company Disclosure Schedules.

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Section 3.10       Loans; Loan Loss Reserve.

(a)         Each loan, loan agreement, note, lease or other borrowing agreement by the Bank, any participation therein, and any guaranty, renewal or extension thereof (the “Company Loans”) reflected as an asset on any of the Company Financial Statements or reports filed with the Regulatory Authorities is evidenced by documentation that is customary and legally sufficient in all material respects and constitutes the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors’ rights generally or equitable principles or doctrines.

(b)        All Company Loans originated or purchased by the Bank were, at the time of such origination or purchase, made or purchased in accordance with the policies of the board of directors of the Bank (including any customary policy exceptions thereto) and in the Ordinary Course of Business of the Bank. The Bank’s interest in all Company Loans is free and clear of any security interest, lien, encumbrance or other charge, and, the Bank has complied in all material respects with all Legal Requirements relating to such Company Loans. There has been no default on, or forgiveness or waiver of, in whole or in part, any Company Loan made to an executive officer or director of the Company or the Bank or an entity controlled by an executive officer or director of the Company or the Bank during the three (3) years immediately preceding the Agreement Date.

(c)        Section 3.10(c) of the Company Disclosure Schedules lists, as of March 31, 2024, each Company Loan: (i) under the terms of which the obligor is more than ninety (90) days delinquent in payment of principal or interest or in default of any other material provision as of the dates shown thereon or for which the Bank has discontinued the accrual of interest; (ii) that has been classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned” or any comparable classifications by the Bank; (iii) that has been listed on any “watch list” or similar internal report of the Bank; (iv) the collateral for which is the subject of any notice from any obligor, or about which the Bank otherwise has Knowledge, of adverse environmental conditions potentially affecting the value of such collateral; or (v) that represents an extension of credit to an executive officer or director of the Bank or an entity controlled by an executive officer or director of the Bank.

(d)        The Bank’s allowance for credit losses reflected in the Company Financial Statements (including footnotes thereto) was determined on the basis of the Bank’s continuing review and evaluation of the portfolio of Company Loans under the requirements of GAAP and Legal Requirements, was, as of the applicable dates thereof, established in a manner consistent with the Bank’s internal policies (including any customary policy exceptions thereto), and, in the reasonable judgment of the Bank, was adequate in all material respects under the requirements of GAAP and all Legal Requirements to provide for possible or specific losses, net of recoveries relating to Company Loans previously charged-off, on outstanding Company Loans, provided, however, that the Company makes no guarantee regarding the financial ability or the sufficiency of any collateral of the borrower or guarantor.

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(e)        To the Knowledge of the Company: (i) none of the Company Loans is subject to any material offset or claim of offset; and (ii) the aggregate loan balances in excess of the Bank’s allowance for credit losses are, based on past loan loss experience, collectible in accordance with their terms (except as limited above) and all uncollectible loans have been charged off.

(f)        To the Knowledge of the Company, all guarantees of indebtedness owed to the Bank, including guarantees made by the Small Business Administration (the “SBA”) or any other Regulatory Authority, are valid and enforceable and not subject to any defense of offset, except to the extent enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors rights generally or equitable principles or doctrines.

Section 3.11       Taxes.

(a)        The Company and each of its Subsidiaries has duly and timely filed, or caused to be filed (taking into account all applicable extensions), all Tax Returns required to be filed by them, and each such Tax Return was true, correct and complete in all material respects when filed. The Company and each of its Subsidiaries has paid, or made adequate provision for the payment of, all Taxes (whether or not reflected in Tax Returns as filed or due to be filed) due and payable by the Company or any of its Subsidiaries, or claimed to be due and payable by any Taxing Authority, and is not delinquent in the payment of any Tax, except such Taxes as are being contested in good faith and as to which adequate reserves have been provided.

(b)        There is no claim or assessment pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries for any Taxes that they owe. No audit, examination or investigation related to Taxes paid or payable by the Company or any of its Subsidiaries is presently being conducted or, to the Knowledge of the Company, threatened by any Taxing Authority. Neither the Company nor its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return, and there are no liens for Taxes (other than Taxes not yet due and payable) upon any of the Company’s or its Subsidiaries’ assets. Neither the Company nor any of its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax that is currently in effect. None of the Company or any of its Subsidiaries is a party to a Tax sharing, Tax allocation or similar agreement.

(c)        The Company and each of its Subsidiaries has delivered or made available to Acquiror true, correct and complete copies of all Tax Returns relating to income taxes, franchise taxes and all other material taxes owed by the Company and each of its Subsidiaries with respect to the last three (3) fiscal years.

(d)        To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has engaged in any transaction that could materially affect the Tax liability for any Tax Returns not closed by applicable statute of limitations: (i) which is a “reportable transaction” or a “listed transaction” or (ii) a “significant purpose of which is the avoidance or evasion of U.S. federal income tax” within the meaning of Sections 6662, 6662A, 6011, 6111 or 6707A of the Code or of the regulations of the U.S. Department of the Treasury promulgated thereunder or pursuant to notices or other guidance published by the IRS (irrespective of the effective dates).

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(e)        No claim has been made in writing by any Taxing Authority in any jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries, as applicable, is, or may be, subject to Tax by that jurisdiction. No private letter rulings, technical advice memoranda or similar rulings have been requested by or with respect to the Company or any of its Subsidiaries, or entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries.

(f)        The Company and each of its Subsidiaries has complied in all material respects with all Legal Requirements relating to the payment and withholding of Taxes and has properly and timely withheld all material Taxes required to be withheld by the Company in connection with amounts paid or owing to any employee, former employee, independent contractor, creditor, stockholder, Affiliate, customer, supplier or other Person. To the extent required by Legal Requirements, the Company and each of its Subsidiaries has properly and timely paid all such withheld Taxes to the Taxing Authority or has properly set aside such withheld amounts in accounts for such purpose.

(g)        Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item or deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of:

(i)        Any change in a method of accounting under Section 481 of the Code (or any comparable provision of state, local or foreign Tax laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date;

(ii)       An open transaction occurring on or prior to the Closing Date;

(iii)      A prepaid amount or advance payments received on or before the Closing Date;

(iv)     Any closing agreement under Section 7121 of the Code, or similar provision of state, local or foreign Law entered into on or before the Closing Date;

(v)      Any election under Section 108(i) of the Code;

(vi)     A transaction entered into on or before the Closing Date reported under the installment method of accounting or the long-term contract method of accounting;

(vii)    The application of Section 263A of the Code; or

(viii)    Pursuant to any provision of local, state or foreign Tax law comparable to any of the foregoing.

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(h)        Neither the Company nor any of its Subsidiaries has been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes (other than an affiliated group of which the Company is, or was, the common parent) or otherwise has liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(i)        Within the three (3) years prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has distributed stock of another Person, nor has the stock of either the Company or any of its Subsidiaries been distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

Section 3.12       Employee Benefits.

(a)        Section 3.12(a) of the Company Disclosure Schedules includes a complete and correct list of each Company Benefit Plan, including, but not limited to, all Company Benefit Plans filed with the SEC. The Company has delivered or made available to Acquiror true and complete copies of the following with respect to each material Company Benefit Plan: (i) a copy of the Company’s current employee policy manual; (ii) copies of each Company Benefit Plan (or a written description where no formal plan document exists), and all related and current plan descriptions, summaries of material modifications, amendments, trusts or funding vehicles and other material written communications provided to participants of Company Benefit Plans; (iii) to the extent applicable, the last three (3) years’ annual reports on Form 5500, including all schedules thereto and the opinions of independent accountants; (iv) Forms 1094 and a representative sampling of the Forms 1095 for 2022, 2021 and 2021; (v) ERISA bonds; and (vi) other material ancillary documents including the following documents related to each Company Benefit Plan:

(i)       All material contracts with third party administrators, actuaries, investment managers, consultants, insurers and independent contractors;

(ii)      All notices and other material written communications that were given by the Company, any of its Subsidiaries or any Company Benefit Plan to the IRS, DOL or PBGC pursuant to applicable Legal Requirements within the six (6) years preceding the Agreement Date;

(iii)     All notices or other material written communications that were given by the IRS, the PBGC, or the DOL to the Company, any Subsidiary, or any Company Benefit Plan within the six (6) years preceding the Agreement Date; and

(iv)     With respect to any equity-based compensation plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award); (i) a complete and correct list of recipients of outstanding awards as of the Agreement Date; (ii) the number of outstanding awards held by each recipient as of the Agreement Date; and (iii) the form of award agreement pursuant to which each such outstanding award was issued or otherwise granted.

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(b)        Except as set forth in Section 3.12(b) of the Company Disclosure Schedules or in connection with the termination of the Company ESOP, neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions (including possible terminations of employment in connection therewith) will cause a payment, forgiveness, vesting, increase or acceleration of benefits or benefit entitlements, or funding of the benefits under any Company Benefit Plan or any other increase in the liabilities of the Company or any Subsidiary under any Company Benefit Plan as a result of the Contemplated Transactions. No Company Benefit Plan provides for payment or forgiveness of any amount which, considered in the aggregate with amounts payable pursuant to all other Company Benefit Plans, would result in any amount being non-deductible for federal income tax purposes by virtue of Section 280G or 162(m) of the Code or could result in a gross-up or reimbursement of Taxes imposed under Section 4999 of the Code.

(c)        Except as set forth on Section 3.12(c) of the Company Disclosure Schedules, neither the Company, any of its Subsidiaries nor any Company ERISA Affiliate sponsors, maintains, administers or contributes to, or has sponsored, maintained, administered or contributed to, or has, has had or, could have any liability with respect to: (i) any “multiemployer plan” (as defined in Section 3(37) of ERISA); (ii) any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); or (iii) any self-insured plan (including any plan pursuant to which a stop loss policy or contract applies). With respect to any Company Benefit Plan that is a “multiple employer plan” (as described in Section 413(c) of the Code) or is provided by or through a professional employer organization, such Company Benefit Plan complies in all respects with the requirements of the Code and ERISA and neither the Company nor any of the Company ERISA Affiliates has any liabilities other than the payment and/or remittance of premiums and/or required contributions on behalf of enrolled individuals. Except as set forth on Section 3.12(c) of the Company Disclosure Schedules, neither the Company nor any of the Company ERISA Affiliates sponsors, maintains, administers or contributes to, or has ever sponsored, maintained, administered or contributed to, or has, has had or could have any liability with respect to, any Company Benefit Plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or any tax-qualified “defined benefit plan” (as defined in Section 3(35) of ERISA). No Company Benefit Plan is underfunded and no other Company Benefit Plan is subject to funding requirements is underfunded.

(d)        Each Company Benefit Plan that is intended to qualify under Section 401 and related provisions of the Code is the subject of a favorable determination letter from the IRS to the effect that it is so qualified under the Code and that its related funding instrument is tax exempt under Section 501 of the Code (or the Company and each of its Subsidiaries are otherwise relying on an opinion letter issued to the prototype sponsor, and no subsequent amendment has been made to such plan that would prevent the Company from relying on such opinion letter), and, to the Knowledge of the Company, there are no facts or circumstances that would adversely affect the qualified status of any Company Benefit Plan or the tax-exempt status of any related trust. No Company Benefit Plan, other than the Company ESOP, owns or holds Company Common Stock.

(e)        Each Company Benefit Plan is and has been established, maintained, funded and administered in all material respects in compliance with its terms and with all applicable Legal Requirements.

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(f)         Each Company Benefit Plan that is subject to Section 409A of the Code, in whole or in part, at all applicable times has been established and administered to comply in all respects with the requirements of Section 409A of the Code. No payment to be made under any Company Benefit Plan is or will be subject to penalties of Section 409A(a)(1) of the Code. Neither the Company nor any of its Subsidiaries has any obligations to any employee or other service provider to make any reimbursement or other payment with respect to any Tax imposed under Section 409A of the Code.

(g)        Other than routine claims for benefits made in the Ordinary Course of Business, there is no litigation, claim or assessment pending or, to the Knowledge of the Company, threatened by, on behalf of, or against any Company Benefit Plan or against the administrators or trustees or other fiduciaries of any Company Benefit Plan that alleges a violation of applicable state or federal law or violation of any Company Benefit Plan document or related agreement.

(h)        There are no pending or, to the Knowledge of the Company, threatened, audits or investigations by any Regulatory Authority involving any Company Benefit Plans.

(i)          To the Knowledge of the Company, no Company Benefit Plan fiduciary or any other Person has, or has had, any liability to any Company Benefit Plan participant, beneficiary or any other Person under any provisions of ERISA or any other applicable Legal Requirement by reason of any action or failure to act in connection with any Company Benefit Plan, including any liability by any reason of any payment of, or failure to pay, benefits or any other amounts or by reason of any credit or failure to give credit for any benefits or rights. To the Knowledge of the Company, no disqualified person (as defined in Section 4975(e)(2) of the Code) of any Company Benefit Plan has engaged in any nonexempt prohibited transaction (as described in Section 4975(c) of the Code or ERISA Section 406).

(j)          All accrued contributions and other payments to be made by the Company, any Subsidiary or Company ERISA Affiliate to any Company Benefit Plan (i) through the Agreement Date have been made or reserves adequate for such purposes have been set aside therefor and reflected in Company Financial Statements and (ii) through the Closing Date will have been made or reserves adequate for such purposes will have been set aside therefore and reflected in the Company Financial Statements.

(k)         There are no obligations under any Company Benefit Plans to provide health or other welfare benefits to retirees or other former employees, directors, consultants or their dependents (other than (i) rights under Section 4980B of the Code or Section 601 of ERISA or comparable state laws, (ii) until the end of the month following termination of employment, or (iii) life insurance payments pursuant upon a death).

(l)          No condition exists as a result of which the Company or any Subsidiary would have any material liability, whether absolute or contingent, under any Company Benefit Plan with respect to any misclassification of a Person performing services for the Company or any Subsidiary as an independent contractor rather than as an employee. All individuals participating in Company Benefit Plans are in fact eligible and authorized to participate in such Company Benefit Plan in all material respects.

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(m)        Neither the Company nor any of its Subsidiaries has any liabilities for employee benefits to employees or former employees that are not reflected in the Company Benefit Plans.

(n)         No Company Benefit Plan, other than the Company ESOP, is funded with or allows for payments, investments or distributions in any employer security of the Company or any of its Subsidiaries.

(o)         No current or former employee of the Company, any of its Subsidiaries or any Company ERISA Affiliate participates or participated in any Company Benefit Plan pursuant to the terms of a collective bargaining agreement.

(p)         No Company Benefit Plan is subject to the laws of any jurisdiction outside of the U.S.

(q)         Neither the Company nor any of its Subsidiaries has announced any type of plan or binding commitment to create any additional Company Benefit Plan, to enter into any agreement with any current or former employees, officer, director or other individual or to amend or modify any existing Company Benefit Plan (other than the Company ESOP pursuant to the terms of this Agreement) or agreement with any current or former employee, officer, director or other individual.

(r)          With respect to the Company ESOP, and without limiting the provisions of this Section 3.12: (i) all “employer securities” (as defined in Section 407(d)(1) of ERISA) at any time held by the Company ESOP have at all times been “employer securities” as defined in Section 409(l) of the Code and “qualifying employer securities” as defined in Section 4975(e)(8) of the Code and Section 407(d)(5) of ERISA; (ii) the terms, provisions, use of the proceeds and repayment of any loan to the Company ESOP (each, a “Company ESOP Loan”) satisfied in all respects the applicable requirements for an “exempt loan” within the meaning of Section 4975(d) of the Code and the regulations thereunder or Prohibited Transaction Exemption 80-26; (iii) no event of default has occurred or presently exists with respect to any Company ESOP Loan; (iv) the Company has the right under each Company ESOP Loan document to prepay at any time the principal amount of the applicable note without penalty and subject only to payment of accrued interest through the date of prepayment; (v) all such loans have been (or will be upon the Closing) fully satisfied and there are (or will be upon the Closing) no outstanding amounts due by the Company ESOP with respect to any Company ESOP Loan; (vi) the Company ESOP has at all times been maintained in form and in operation in compliance in all material respects with Section 401(a) of the Code; (vii) to the Knowledge of the Company, any transaction to which the Company ESOP was at any time a party involving the purchase, sale or exchange of any employer security complied in all material respects with the applicable requirements of ERISA and the Code; and (viii) the Company has authority to take all actions and provide such direction as contemplated by this Agreement.

(s)         Each Company Benefit Plan may be amended, terminated or otherwise discontinued as of the Closing Date in accordance with its terms without any liability to Acquiror or to Acquiror ERISA Affiliates, except for the payment of all benefits payable in accordance with the terms and conditions of each Company Benefit Plan accrued through the date of each such plan’s termination, which accruals are reflected in the Company Financial Statements in accordance with GAAP.

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(t)          Disclosure in any Company SEC Report shall not constitute disclosure for the purposes of this Section 3.12.

Section 3.13       Compliance with Legal Requirements. The Company and each of its Subsidiaries holds all material licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of their respective businesses as presently conducted. The Company and each of its Subsidiaries is, and at all times since January 1, 2022, has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets. Neither the Company nor any of its Subsidiaries has received, at any time since January 1, 2022, any notice or other communication (whether oral or written) from any Regulatory Authority or any other Person regarding: (i) any actual, alleged, possible or potential violation of, or failure to comply with, any Legal Requirement; or (ii) any actual, alleged, possible or potential obligation on the part of the Company or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement.

Section 3.14       Legal Proceedings; Orders.

(a)        Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of the Company, threatened, Proceedings against the Company or any of its Subsidiaries. There is no Order imposed on the Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Entity or any of its Affiliates) that would reasonably be expected to be material to the Company and each of its Subsidiaries taken as a whole. No officer, director, employee or agent of the Company or any of its Subsidiaries is subject to any Order that prohibits such officer, director, employee or agent from engaging in or continuing any conduct, activity or practice relating to the businesses of the Company or any of its Subsidiaries as currently conducted. There are no pending or threatened Proceedings against any current or, to the Knowledge of the Company, former director or employee of the Company with respect to which the Company has, or is reasonably likely to have, an indemnification obligation.

(b)        Neither the Company nor any of its Subsidiaries: (i) is subject to any cease and desist or other Order or enforcement action issued by; (ii) is a party to any written agreement, consent agreement or memorandum of understanding with; (iii) is a party to any commitment letter or similar undertaking to; (iv) is subject to any Order or directive by; (v) is subject to any supervisory letter from; (vi) has been ordered to pay any civil money penalty, which has not been paid, by; or (vii) has adopted any policies, procedures or board resolutions at the request of, any Regulatory Authority that currently restricts in any material respect the conduct of its business, in any manner relates to its capital adequacy, restricts its ability to pay dividends or interest or limits in any material manner its credit or risk management policies, its management or its business. To the Knowledge of the Company, since January 1, 2022, none of the foregoing has been threatened by any Regulatory Authority.

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Section 3.15       Absence of Certain Changes and Events. Since December 31, 2023, the Company and each of its Subsidiaries has conducted their respective businesses only in the Ordinary Course of Business, and without limiting the foregoing with respect to each, since December 31, 2023, there has not been any:

(a)         Change in their authorized or issued capital stock; grant of any stock option or right to purchase shares of their capital stock; issuance of any security convertible into such capital stock or evidences of indebtedness (except in connection with customer deposits); grant of any registration rights; purchase, redemption, retirement or other acquisition by them of any shares of any such capital stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of their capital stock, except as reflected on the Company Financial Statements;

(b)        Amendment to their certificate of incorporation, charter or bylaws or adoption of any resolutions by their board of directors or stockholders with respect to the same;

(c)        Payment or increase of any bonus, salary or other compensation to any of their stockholders, directors, officers or employees, except for normal increases in the Ordinary Course of Business or in accordance with any then-existing Company Benefit Plan, or entry into any employment, consulting, non-competition, change in control, severance or similar Contract with any stockholder, director, officer or employee, except for the Contemplated Transactions and except for any employment, consulting or similar agreement or arrangement that is terminable at will or upon thirty (30) days’ notice or less, without penalty or premium;

(d)        Adoption, amendment (except for any amendment necessary to comply with any Legal Requirement) or termination of, or increase in the payments to or benefits under, any Company Benefit Plan;

(e)        Adoption, amendment (except for any amendment necessary to comply with any Legal Requirement) or termination of, or increase in the payments to or benefits under, any Company Stock Plan;

(f)        Damage to or destruction or loss of any of their assets or property, whether or not covered by insurance and where the resulting diminution in value individually or in the aggregate is greater than $500,000;

(g)        Entry into, termination or extension of, or receipt of notice of termination of any joint venture or similar agreement pursuant to any Contract or any similar transaction;

(h)        Except for this Agreement, entry into any new, or modification, amendment, renewal or extension (through action or inaction) of the terms of any existing, lease, Contract or license that has a term of more than one year or that involves the payment by the Bank of more than $500,000 in the aggregate;

(i)        Company Loan or commitment to make, renew, extend the term or increase the amount of any Company Loan to any Person if such Company Loan or any other Company Loans to such Person or an Affiliate of such Person is on the “watch list” or similar internal report of the Bank, or has been classified by the Bank or any Regulatory Authority as “substandard,” “doubtful,” “loss,” “other loans specially mentioned” or listed as a “potential problem loan;”

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(j)          Sale (other than any sale in the Ordinary Course of Business), lease or other disposition of any of their assets or properties, or mortgage, pledge or imposition of any lien or other encumbrance upon any of their material assets or properties, except: (i) Company Permitted Exceptions or (ii) as otherwise incurred in the Ordinary Course of Business;

(k)         To the Knowledge of the Company, cancellation or waiver by them of any claims or rights with a value in excess of $500,000;

(l)          Any investment by them of a capital nature (e.g., construction of a structure or an addition to an existing structure on property owned by the Company or any of its Subsidiaries) individually or in the aggregate exceeding $500,000;

(m)        Except for the Contemplated Transactions, merger or consolidation with or into any other Person, or acquisition of any stock, equity interest or business of any other Person;

(n)        Transaction for the borrowing of monies, or any increase in any outstanding indebtedness, other than in the Ordinary Course of Business;

(o)        Except as otherwise set forth on Section 3.15(o) of the Company Disclosure Schedules, filing of any applications for additional branches, opening of any new office or branch, closing of any current office or branch or relocation of operations from existing locations;

(p)        Discharge or satisfaction of any material lien or encumbrance on their assets or repayment of any material indebtedness for borrowed money, except for obligations incurred and repaid in the Ordinary Course of Business;

(q)        Entry into any Contract or agreement to buy, sell, exchange or otherwise deal in any assets or series of assets, including any investment securities, but excluding OREO, individually or in the aggregate in excess of $500,000, except for the pledging of collateral to secure public funds or entry into any repurchase agreements in the Ordinary Course of Business;

(r)         Purchase or other acquisition of any investments, direct or indirect, in any derivative securities, financial futures or commodities or entry into any interest rate swap, floors and option agreements, or other similar interest rate management agreements;

(s)         Hiring of any employee with an annual salary or independent contractor with total compensation opportunities in excess of $100,000;

(t)          Agreement, whether oral or written, by it to do any of the foregoing; or

(u)        Event or events that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

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Section 3.16          Material Contracts. Except for Contracts evidencing Company Loans made by the Bank in the Ordinary Course of Business, Section 3.16 of the Company Disclosure Schedules lists or describes the following with respect to the Company and each of its Subsidiaries (each such agreement or document, a “Company Material Contract”) as of the Agreement Date, true, complete and correct copies of each of which have been delivered or made available to Acquiror:

(a)            Each lease of real property to which the Company or any of its Subsidiaries is a party;

(b)            All loan and credit agreements, conditional sales Contracts or other title retention agreements or security agreements relating to money borrowed by it in excess of $2,500,000, exclusive of deposit agreements with customers of the Bank entered into in the Ordinary Course of Business, agreements for the purchase of federal funds and repurchase agreements and Federal Home Loan Bank of Des Moines advances;

(c)            Any agreement of guarantee, support or indemnification by the Company or any of its Subsidiaries, assumption or endorsement by the Company or any of its Subsidiaries of, or any similar commitment by the Company or any of its Subsidiaries with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person other than those entered into in the Ordinary Course of Business;

(d)            Each Contract that involves performance of services or delivery of goods or materials by it of an amount or value in excess of $500,000 (other than Contracts for the sale of loans);

(e)            Each Contract that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts by it in excess of $500,000;

(f)             Each lease, rental, license, installment and conditional sale agreement and other Contract affecting the ownership of, leasing of, title to or use of, any personal property (except personal property leases and installment and conditional sales agreements having aggregate remaining payments of less than $500,000);

(g)            Each material licensing agreement or other Contract with respect to patents, trademarks, copyrights or other intellectual property (other than shrink-wrap license agreements or other similar license agreements), including material agreements with current or former employees, consultants or contractors, regarding the appropriation or the nondisclosure of any of its intellectual property;

(h)            Any Contract or agreement that contains any: (i) exclusive dealing obligation; (ii) “clawback” or similar undertaking requiring the reimbursement or refund of any fees; (iii) “most favored nation” or similar provision granted by the Company or any of its Subsidiaries; or (iv) provision that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business;

(i)             Any Contract under which the Company or any of its Subsidiaries will have a material obligation with respect to an “earn-out,” contingent purchase price or similar contingent payment obligation, or any other material liability after the Agreement Date;

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(j)             Each collective bargaining agreement and other Contract to or with any labor union or other employee representative of a group of employees;

(k)            Each joint venture, partnership and other Contract (however named) involving a sharing of profits, losses, costs or liabilities by it with any other Person;

(l)             Each Contract containing covenants that in any way purport to restrict, in any material respect, the business activity of the Company or its Subsidiaries or limit, in any material respect, the ability of the Company or its Subsidiaries to engage in any line of business or to compete with any Person;

(m)           Each Contract providing for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods having an average annual amounts in excess of $500,000;

(n)            Each current material consulting or non-competition agreement to which the Company, any of its Subsidiaries or its employees is a party;

(o)            Any Contract or agreement that is a settlement agreement other than releases immaterial in nature or amount entered into in the ordinary course of business with the former employees of the Company or any of its Subsidiaries or independent contractors in connection with the routine cessation of such employee’s or independent contractor’s employment;

(p)            The name of each Person who is or would be entitled pursuant to any Contract, Company Stock Plan or Company Benefit Plan to receive any payment from the Company or its Subsidiaries as a result of the consummation of the Contemplated Transactions, including any CIC Payment (as defined in Section 5.12), and including any payment that is or would be due as a result of any actual or constructive termination of a Person’s employment or position following such consummation, and the maximum amount of such payment;

(q)            Each Contract for capital expenditures for a single property, individually, or collectively with any other Contract for capital expenditures on such property, in excess of $250,000;

(r)             Each Contract entered into by the Company or any of its Subsidiaries with an Affiliate of the Company or any of its Subsidiaries;

(s)            Each material Contract or agreement which would require any consent or approval of, or notice to, a counterparty as a result of the consummation of the Contemplated Transactions;

(t)             Each Contract not referred to elsewhere in this Section 3.16 that: (i) relates to the future purchase of goods or services that materially exceeds the requirements of its business at current levels or for normal operating purposes; or (ii) has a Material Adverse Effect on the Company or its Subsidiaries;

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(u)            Any Contract not listed above that is material to the financial condition, results of operations or business of the Company or any of its Subsidiaries, including any contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K); and

(v)            Each amendment, supplement and modification in respect of any of the foregoing.

Section 3.17          No Defaults. Each Company Material Contract is in full force and effect and is valid and enforceable against the Company, and to the Knowledge of the Company, against such other party to such Company Material Contract, in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity. To the Knowledge of the Company, no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a material violation or breach of, or give the Company, any of its Subsidiaries or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Company Material Contract, except as listed in Section 3.17 of the Company Disclosure Schedules. Except in the Ordinary Course of Business with respect to any Company Loan, neither the Company nor any of its Subsidiaries has given to or received from any other Person, at any time since January 1, 2022, any notice or other communication (whether oral or written) regarding any actual, alleged, possible or potential violation or breach of, or default under, any Company Material Contract, that has not been terminated or satisfied prior to the Agreement Date. Other than in the Ordinary Course of Business, there are no renegotiations of, attempts to renegotiate or outstanding rights to renegotiate, any material amounts paid or payable to the Company or any of its Subsidiaries under current or completed Company Material Contracts with any Person, and no such Person has made written demand for such renegotiation.

Section 3.18          Insurance. Section 3.18 of the Company Disclosure Schedules lists all insurance policies and bonds (other than policies and bonds maintained in connection with Company Benefit Plans) owned or held as of the Agreement Date by the Company and each of its Subsidiaries with respect to their respective business, operations, properties or assets (including bankers’ blanket bond and insurance providing benefits for employees), true, complete and correct copies of each of which have been delivered or made available to Acquiror. The Company and each of its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with comparable entities engaged in the same business and industry. The Company and each of its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and each of its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. Section 3.18 of the Company Disclosure Schedules lists and briefly describes all claims that have been filed under such insurance policies and bonds within the past two (2) years prior to the Agreement Date that individually or in the aggregate exceed $250,000 and the current status of such claims. None of the Company or any of its Subsidiaries has had any insurance policy or bond cancelled or nonrenewed by the issuer of the policy or bond within the past two (2) years.

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Section 3.19          Compliance with Environmental Laws.

(a)            The Company and each of its Subsidiaries is, and for the past five (5) years has been, in material compliance with all Environmental Laws.

(b)            There are no actions, suits, investigations, liabilities, inquiries, Proceedings or Orders involving the Company or any of its Subsidiaries or any of their respective assets that are pending or, to the Knowledge of the Company, threatened in writing, nor, to the Knowledge of the Company, is there any reasonable factual basis for any of the foregoing, as a result of any asserted failure of the Company or any of its Subsidiaries of, or any predecessor thereof, to comply with any Environmental Law.

(c)            Neither the Company nor any of its Subsidiaries has received any written notice from any Regulatory Authority, or from any other Person, alleging that the Company or any of its Subsidiaries is or has been in violation of any Environmental Law, or alleging that the Company or any of its Subsidiaries is liable under any Environmental Law to conduct or pay for any investigation, cleanup, removal or remediation of any Hazardous Materials that is unresolved.

(d)            No permits or other governmental approvals are required for the conduct of the business of the Company or any of its Subsidiaries pursuant to Environmental Law that have not been obtained. No permits or other governmental approvals are required pursuant to any Environmental Law for the consummation of the Contemplated Transactions.

(e)            Neither the Company nor any of its Subsidiaries has released or caused to be released any Hazardous Materials at, on, to, from or under any real property in such a manner as would reasonably be expected to give rise to any liability or obligation under any Environmental Law.

(f)             To the Knowledge of the Company, no third party has released or caused to be released any Hazardous Materials at, on, to, from or under any real property currently or formerly owned or operated by the Company or any of its Subsidiaries during the period of such ownership or operation in such a manner as would reasonably be expected to give rise to any liability or obligation under any Environmental Law.

(g)            To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has transported or disposed of, or arranged for the transportation or disposal of, any Hazardous Materials to, at or on any property which has been placed on, or has been proposed for placement on, the U.S. Environmental Protection Agency’s Superfund Enterprise Management System database, the Comprehensive Environmental Response, Compensation, and Liability Information System database, or any similar state or local list.

(h)            Neither the Company nor any of its Subsidiaries has assumed any liability for any actual or alleged violation of any Environmental Law, nor for the costs of any investigation, cleanup, or remediation of any real property pursuant to any Environmental Law, from or on behalf of any third party, or to indemnify any third party for any liabilities arising under any Environmental Law.

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Section 3.20          Transactions with Affiliates. All transactions required to be disclosed by the Company pursuant to Item 404 of Regulation S-K have been disclosed in the Company SEC Reports. No transaction, or series of related transactions, is currently proposed by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other Person, to which the Company or any of its Subsidiaries would be a participant that would be required to be disclosed under Item 404 of Regulation S-K if consummated.

Section 3.21          Brokerage Commissions. Except for fees payable to D.A. Davidson & Co. (“D.A. Davidson”) pursuant to an engagement letter that has been delivered or made available to Acquiror, none of the Company or its Subsidiaries, or any of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.

Section 3.22          Approval Delays. To the Knowledge of the Company, there is no reason why the granting of any of the Requisite Regulatory Approvals would be denied. The Bank’s most recent CRA rating was “satisfactory” or better.

Section 3.23          Labor Matters.

(a)            Section 3.23(a) of the Company Disclosure Schedules sets forth a list of each employee and independent contractor providing services to the Company or any of its Subsidiaries, including the following information for each, as applicable, as of the Agreement Date: (i) identification of the entity or entities to which such employee or independent contractor provides services; (ii) title or position; (iii) date of hire or commencement of services; (iv) work location; (v) whether full-time or part-time; (vi) whether exempt or non-exempt; (vii) whether absent from active employment, and, if so, the date such absence commenced, the reason for such absence and the anticipated date of return to active employment; (viii) annual salary, hourly rate or fee arrangement and, if applicable, bonus target or other incentive compensation; and (ix) accrued but unused vacation or other paid time off.

(b)            Except as set forth on Section 3.23(b) of the Company Disclosure Schedules, all employees of the Company and each of its Subsidiaries are employed at will and can be terminated without incurring any liability for the payment of any severance, and without accelerating the vesting of any deferred compensation owed by the Company or any of its Subsidiaries.

(c)            There are no collective bargaining agreements or other labor union Contracts applicable to any employees of the Company or any of its Subsidiaries. There is no labor dispute, strike, work stoppage or lockout, or, to the Knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage or lockout in the previous three (3) years. There are no organizational efforts with respect to the formation of a collective bargaining unit presently being made, or to the Knowledge of the Company, threatened, involving employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has engaged or is engaging in any unfair labor practice.

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(d)            The Company and each of its Subsidiaries is, and for the past five (5) years has been, in compliance in all material respects with all applicable Legal Requirements respecting employment and employment practices, terms and conditions of employment, wages, payment of wages, withholding from wages, hours of work, discrimination (including but not limited to harassment and sexual harassment), retaliation, collective bargaining, paid and unpaid leaves of absence, immigration, work authorization verification (including but not limited to the preparation and maintenance of Form I-9s for current and former employees), workers’ compensation, unemployment compensation and occupational safety and health (collectively “Employment Laws”).

(e)            No Proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel the Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the Knowledge of the Company, threatened with respect to the Company or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Regulatory Authority.

(f)             Except as set forth on Section 3.23(f) of the Company Disclosure Schedules, there is no pending, or, to the Knowledge of the Company threatened, charge, claim or Proceeding against the Company or any of its Subsidiaries alleging that the Company or any of its Subsidiaries is liable for any violation of any Employment Laws or for the violation or breach of any Contract with any current or former employee, consultant, or independent contractor, and there have been no such Proceedings filed within the past five (5) years.

(g)            All independent contractors and consultants providing services to the Company or any of its Subsidiaries have been properly classified as independent contractors for all purposes and in accordance with all applicable Legal Requirements, including but not limited to Legal Requirements relating to employee benefits.

(h)            All employees of the Company and each of its Subsidiaries are and have been properly classified as exempt or non-exempt under the Fair Labor Standards Act and similar applicable state laws.

(i)             The Company and each of its Subsidiaries (i) has withheld and reported all amounts required by any Legal Requirement or any Contract to be withheld or reported with respect to wages, salaries and other payments to current and former employees, consultants, and independent contractors; (ii) is not liable for any arrearage of wages or Taxes or any interest, fine or penalty for failure to comply with any of the foregoing; and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Regulatory Authority with respect to unemployment compensation benefits, social security, or other benefits or obligations for current or former employees.

(j)             To the Knowledge of the Company, no executive officer or other key employee of the Company or any of its Subsidiaries is subject to any noncompete, nonsolicitation, nondisclosure, confidentiality, employment, consulting, or other similar Contract or agreement relating to, affecting, limiting, prohibiting, restricting, or otherwise conflicting with the present or proposed business activities of the Company or any of its Subsidiaries, or with such executive officer’s or key employee’s ability to perform their duties or anticipated duties for or on behalf of the Company or any of its Subsidiaries.

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(k)            To the Knowledge of the Company, no executive officer or key employee of the Company or any of its Subsidiaries is planning to terminate his or her employment for any reason (or for no reason), including the consummation of the Contemplated Transactions.

(l)             The Company and each of its Subsidiaries is, and has been, in compliance with, to the extent applicable, Executive Order No. 11246 of 1965 (“EO 11246”), Section 503 of the Rehabilitation Act of 1973 (“Section 503”), and the Vietnam Era Veterans’ Readjustment Assistance Act of 1974 (“VEVRAA”), including all of their respective implementing regulations. To the extent required by any applicable Legal Requirement, the Company and each of its Subsidiaries maintains and complies with affirmative action plans in compliance with EO 11246, Section 503, and VEVRAA, including all of their respective implementing regulations. Within the past five (5) years, neither the Company nor any of its Subsidiaries has been the subject of any audit, investigation, or enforcement action by any Regulatory Authority arising out of or related to compliance with EO 11246, Section 503, or VEVRAA.

(m)           Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Regulatory Authority relating to employees or employment practices. None of the Company, any of its Subsidiaries or any of its or their executive officers has received within the past three (3) years any written notice of intent by any Regulatory Authority responsible for the enforcement of labor or employment laws to conduct an investigation relating to the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress.

(n)            Disclosure in any Company SEC Report shall not constitute disclosure for the purposes of this Section 3.23.

Section 3.24          Intellectual Property.

(a)            Each of the Company and each of its Subsidiaries has the unrestricted right and authority, and the Surviving Entity and each of its Subsidiaries will have the unrestricted right and authority from and after the Effective Time, to use all patents, trademarks, copyrights, service marks, trade names or other intellectual property owned by them as is necessary to enable them to conduct and to continue to conduct all material phases of the businesses of the Company and each of its Subsidiaries in the manner presently conducted by them, and, to the Knowledge of the Company, such use does not, and will not, conflict with, infringe on or violate any patent, trademark, copyright, service mark, trade name or any other intellectual property right of any Person.

(b)            To the extent the Company has designated any of its information, materials, or processes a trade secret, the Company and each of its Subsidiaries has taken commercially reasonable measures to protect the confidentiality of all such trade secrets that are owned, used, or held by them.

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(c)            To the Knowledge of the Company, none of the software utilized by the Company: (i) contains any bug, defect or error that materially and adversely affects the use, functionality, or performance of such software (“Defective Code”) or any system containing or used in conjunction with such software that has not been patched and fixed by the software provider and installed and applied by the Company and each of its Subsidiaries, or (ii) fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality or performance of such software system.

(d)            To the Knowledge of the Company, no software utilized by the Company contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware,” “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding, in any manner, the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) compromising the privacy or data security of any user or damaging or destroying any data file without the user’s consent (“Malicious Code”), which in the case of (i) and (ii) has not been patched or fixed by the software provider and installed and applied by the Company and each of its Subsidiaries.

(e)            The computers, software utilized by the Company, computer programs, in source code and object code forms, servers, workstations, routers, hubs, switches, circuits, networks, data communication lines, repair and refurbishment equipment and all other information technology equipment, in each case, relating to the transmission, storage or processing of data, owned or controlled by the Company or any of its Subsidiaries (“IT Assets”) (i) operate and perform, in all material respects, as required for the conduct of the Company’s and each of its Subsidiaries’ businesses, and have not materially malfunctioned or failed within the past three (3) years, and (ii) to the Knowledge of the Company, do not contain any open source code which has a Material Adverse Effect on the Company. The Company and each of its Subsidiaries takes reasonable actions, consistent with industry standards to which it has expressly committed to adhere, to protect the security of the IT Assets against any unauthorized use, access, interruption, modification, or corruption. The Company has implemented reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a reasonable business continuity plan, in each case consistent with banking industry practices. To the Knowledge of the Company, no claims are pending or threatened in writing against the Company or any of its Subsidiaries alleging a violation of any the Company’s privacy rights or rights regarding the protection of personally identifiable information or other non-public information.

Section 3.25          Investments.

(a)            Section 3.25(a) of the Company Disclosure Schedules includes a complete and correct list and description as of March 31, 2024, of: (i) all investment and debt securities, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell that are owned by the Company or its Subsidiaries, other than, with respect to the Bank, in a fiduciary or agency capacity (the “Company Investment Securities”); and (ii) any such Company Investment Securities that are pledged as collateral to another Person. The Company and each Subsidiary has good and marketable title to all Company Investment Securities held by it, free and clear of any liens, mortgages, security interests, encumbrances or charges, except for Company Permitted Exceptions and except to the extent such Company Investment Securities are pledged in the Ordinary Course of Business consistent with prudent banking practices to secure obligations of the Company or the Bank. The Company Investment Securities are valued on the books of the Company and the Bank in accordance with GAAP.

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(b)            Except as may be imposed by applicable securities laws and restrictions that may exist for securities that are classified as “held to maturity,” none of the Company Investment Securities is subject to any restriction, whether contractual or statutory, that materially impairs the ability of the Company or any of its Subsidiaries to dispose of such investment at any time. With respect to all material repurchase agreements to which the Company or any of its Subsidiaries is a party, the Company or such Subsidiary of the Company, as the case may be, has a valid, perfected first lien or security interest in the securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

(c)            Neither the Company nor any of its Subsidiaries has sold or otherwise disposed of any Company Investment Securities in a transaction in which the acquiror of such Company Investment Securities or other Person has the right, either conditionally or absolutely, to require the Company or any of its Subsidiaries to repurchase or otherwise reacquire any such Company Investment Securities.

(d)            All Derivative Transactions, whether entered into for the account of the Company or any of its Subsidiaries or for the account of a customer of the Company or any of its Subsidiaries, were entered into in the Ordinary Course of Business and in accordance with prudent banking practice and applicable Legal Requirements of applicable Regulatory Authorities and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and each of its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. All of such Derivative Transactions are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect. The Company and each of its Subsidiaries has duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to the Knowledge of the Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

Section 3.26          Fiduciary Accounts; Investment Management Activities. Each of the Company, the Bank and their respective Subsidiaries has properly administered all accounts for which it acts as fiduciary, including accounts for which it serves as trustee, agent, custodian or investment advisor, in accordance with the terms of the governing documents and applicable Legal Requirements. To the Knowledge of the Company, none of the Company, the Bank, nor any of their respective Subsidiaries or any of their directors, officers or employees has committed any breach of trust with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct in all respects and accurately reflect the assets of such fiduciary account. To the Knowledge of the Company, none of the Company, the Bank, nor any of their Subsidiaries or the Company’s, the Bank’s or any of their Subsidiaries’ directors, officers or employees that is required to be registered, licensed or authorized as an investment adviser, a broker, dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Regulatory Authority is not so registered, licensed or authorized.

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Section 3.27          Insurance Activities.

(a)            Section 3.27(a) of the Company Disclosure Schedules includes a complete and correct list of all jurisdictions in which the Company or any of its Subsidiaries is licensed to conduct the business of insurance or services related to the business of insurance, as well as the national producer number and lines of authority of HFIS in each such jurisdiction. The consummation of the Contemplated Transactions shall not give any Regulatory Authority the right to terminate any of certificates of authority, licenses or permits required to operate the Company and its Subsidiaries’ insurance business as presently conducted. No loss or expiration of any certificates of authority, license or permit to conduct the business of insurance or services related to the business of insurance is pending or overtly threatened against the Company or any of its Subsidiaries. The Company and each of its Subsidiaries has filed all mandatory reports, statements, documents, registrations, filings and submissions which are (i) required by any Regulatory Authority in connection with applicable Legal Requirements or (ii) related to the operation of such business of insurance in the Ordinary Course of Business; and all deficiencies or violations in all reports of examination by any Regulatory Authority (including market conduct examinations) related to the business of insurance have been resolved in all material respects.

(b)            Each of the agents or producers of HFIS that market, sell and issue insurance products, or provide insurance related services, is duly licensed and in material compliance with all Legal Requirements in all respects. Section 3.27(b) of the Company Disclosure Schedules includes a complete and correct list of the national producer numbers and lines of authority of each such agent or producer of HFIS, as well as a designation of which such agents or producers serve in the role of designated responsible licensed person or an equivalent role. All premiums or fees charged by HFIS to policyholders, brokers or insurers with respect to its insurance products and services are consistent with rates filed with and approved by an applicable Regulatory Authority, in each case to the extent required by Legal Requirements at the time such product or service was issued, written or provided.

Section 3.28          Cybersecurity. (i) To the Knowledge of the Company, there has not been any security breach or other compromise relating to the Company’s or its Subsidiaries’ information technology and computer systems, networks, hardware, software, data and databases (including the data and information of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”); (ii) neither the Company nor any of its Subsidiaries has been notified of, and has no Knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data; and (iii) the Company and each of its Subsidiaries has implemented appropriate controls, policies, procedures and technological safeguards to maintain and protect the integrity, continuous operation, redundancy and security of their IT Systems and Data reasonably consistent with industry standards and practices, or as required by applicable regulatory standards. The Company and each of its Subsidiaries are in compliance in all material respects with all applicable Legal Requirements relating to the privacy and security of IT Systems and Data and to the reasonable protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification.

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Section 3.29          Fairness Opinion. Prior to the Agreement Date, the Company Board shall have received the opinion of D.A. Davidson (a copy of which will be provided to Acquiror after receipt thereof solely for information purposes) to the effect that, as of the date of such opinion and based upon and subject to the qualifications and assumptions set forth therein, the exchange ratio (as defined in such opinion) in the Merger is fair, from a financial point of view, to the holders of Company Common Stock, and such opinion has not been withdrawn, revoked or modified.

Section 3.30          Full Disclosure. No representation or warranty by the Company in this Agreement and no statement contained in the Company Disclosure Schedules or any certificate or other document furnished or to be furnished to Acquiror pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading. To the Knowledge of the Company, there is no event or circumstance which the Company has not disclosed to Acquiror which could reasonably be expected to have a Material Adverse Effect on the Company.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Except as disclosed (i) in the Acquiror Disclosure Schedules, or (ii) in any Acquiror SEC Report filed with or furnished to the SEC that is publicly available prior to the Agreement Date and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (but disregarding risk factor disclosures contained under the heading “Risk Factors” or disclosure of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature) (the “Acquiror Previous Disclosure”), and except as may not be disclosed as a result of an applicable Legal Requirement, Acquiror hereby represents and warrants to the Company as follows:

Section 4.1            Acquiror Organization. Acquiror: (i) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing has not had, and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Acquiror; (ii) is registered with the Federal Reserve as a financial holding company under the BHCA; and (iii) has full power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The copies of the Acquiror Certificate of Incorporation and Acquiror Bylaws and all amendments thereto set forth in the Acquiror SEC Reports are true, complete and correct, and in full force and effect as of the Agreement Date. Acquiror has no Subsidiaries other than the Subsidiaries listed on Exhibit 21.1 to Acquiror’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as filed with the SEC on March 8, 2024.

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Section 4.2            Acquiror Subsidiary Organization. Acquiror Bank is a national banking association duly organized, validly existing and in good standing under the laws of the United States. Each Subsidiary of Acquiror is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing has not had, and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Acquiror. Each Subsidiary of Acquiror has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The deposit accounts of Acquiror Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by applicable Legal Requirements, and all premiums and assessments required to be paid in connection therewith have been paid when due.

Section 4.3            Authorization; Enforceability. Subject to the receipt of the Acquiror Stockholder Approval, this Agreement and the Contemplated Transactions hereby have been approved and authorized by all necessary corporate action of Acquiror on or prior to the Agreement Date. The Acquiror Board has directed or will direct the Merger, on substantially the terms and conditions set forth in this Agreement, be submitted to Acquiror’s stockholders for consideration at a duly held meeting of such stockholders and has resolved to recommend that Acquiror’s stockholders vote in favor of the adoption and approval of this Agreement and the Contemplated Transactions. The execution, delivery and performance of this Agreement by Acquiror, and the consummation by it of its obligations under this Agreement, have been authorized by all necessary corporate action on or prior to the date hereof, subject to the Acquiror Stockholder Approval, and, subject to the receipt of the Requisite Regulatory Approvals and assuming due authorization, execution, and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation of Acquiror enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements relating to or affecting creditors’ rights generally and subject to general principles of equity, or by 12 U.S.C. Section 1818(b)(6)(D) (or any successor statute) and other applicable authority of any Regulatory Authority.

Section 4.4             No Conflict. Neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (i) assuming receipt of the Acquiror Stockholder Approval, contravene, conflict with or result in a violation of any provision of the certificate of incorporation, certificate of formation or charter (or similar organizational documents) or bylaws or operating agreement, each as in effect on the Agreement Date, or any currently effective resolution adopted by the board of directors, stockholders, manager or members of, Acquiror or any of its Subsidiaries; or (ii) assuming receipt of the Requisite Regulatory Approvals, contravene, conflict with or result in a violation of any Legal Requirement or any Order to which Acquiror or any of its Subsidiaries, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the Requisite Regulatory Approvals. Except for: (a) the filing of applications, filings and notices, as applicable, with the Federal Reserve, if applicable, and approval of such applications, filings and notices; (b) the filing of any required applications, filings or notices with the OCC and approval of such applications, filings and notices; (c) the filing with the SEC of the Proxy Statement in definitive form and of the Registration Statement and declaration of effectiveness of the Registration Statement; (d) the filing of the Delaware Certificate of Merger with the Delaware Secretary of State pursuant to the DGCL; and (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement and the listing of additional shares of Acquiror Common Stock on the Nasdaq Capital Market; no consents or approvals of or filings or registrations with any court, administrative agency or commission or other Regulatory Authority or instrumentality are necessary in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

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Section 4.5            Acquiror Capitalization.

(a)            The authorized capital stock of Acquiror currently consists exclusively of: (i) 30,000,000 shares of Acquiror Common Stock, $1.00 par value per share, of which, as of March 31, 2024 (the “Acquiror Capitalization Date”), 19,776,786 shares were issued and outstanding, and no shares were held in the treasury of Acquiror; and (ii) 2,000,000 shares of Acquiror’s preferred stock, $1.00 par value per share (the “Acquiror Preferred Stock”), of which no shares were issued and outstanding as of the Acquiror Capitalization Date. Acquiror does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the stockholders of Acquiror on any matter. All of the issued and outstanding shares of Acquiror Capital Stock have been, and those shares of Acquiror Common Stock to be issued pursuant to the Merger will be, duly authorized and validly issued and fully paid, nonassessable and free of preemptive rights. Acquiror’s securities are not listed, or quoted, for trading on any U.S. domestic or foreign securities exchange, other than the Nasdaq Capital Market and Acquiror satisfies in all material respects all of the continued listing criteria of the Nasdaq Capital Market. Acquiror has not received any notice of non-compliance or deficiency from the Nasdaq Capital Market that is outstanding or has not been cured as of the Agreement Date.

(b)            As of the Acquiror Capitalization Date, no shares of Acquiror Capital Stock were reserved for issuance except for: (i) 254,484 shares of Acquiror Common Stock reserved for issuance in connection with stock options, restricted stock units, or other equity awards under Acquiror Stock Plans; and (ii) 716,917 shares of Acquiror Common Stock reserved for issuance pursuant to future awards under Acquiror Stock Plans.

(c)            Other than awards under Acquiror Stock Plans that are outstanding as of the Agreement Date, no equity-based awards were outstanding as of the Acquiror Capitalization Date. Since the Acquiror Capitalization Date, other than pursuant to Acquiror Stock Plans that are outstanding as of the Agreement Date, through the Agreement Date, Acquiror has not: (i) issued or repurchased any shares of Acquiror Capital Stock or other equity securities of Acquiror, other than in connection with the exercise of Acquiror Equity Awards that were outstanding on the Acquiror Capitalization Date or settlement thereof, in each case in accordance with the terms of the relevant Acquiror Stock Plan; or (ii) issued or awarded any material options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Acquiror Capital Stock or any other equity-based awards.

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(d)            Except as would not reasonably be expected to be material, none of the shares of Acquiror Capital Stock were issued in violation of any federal or state securities laws or any other applicable Legal Requirement. As of the Agreement Date there are: (i) other than outstanding Acquiror Equity Awards, no outstanding subscriptions, Contracts, conversion privileges, options, warrants, calls or other rights obligating Acquiror or any of its Subsidiaries to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of Acquiror or any of its Subsidiaries; and (ii) no contractual obligations of Acquiror or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Acquiror Capital Stock or any equity security of Acquiror or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Acquiror or its Subsidiaries.

Section 4.6            Acquiror Subsidiary Capitalization. All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Acquiror are owned by Acquiror, directly or indirectly, free and clear of any material liens, pledges, charges, claims and security interests and similar encumbrances, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of Acquiror has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. No Subsidiary of Acquiror owns, or has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

Section 4.7            Acquiror SEC Reports; Financial Statements and Reports; Regulatory Filings.

(a)            Acquiror has timely filed all Acquiror SEC Reports, except where the failure to file any Acquiror SEC Report, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror, and all such Acquiror SEC Reports complied as to form in all material respects, as of their respective filing dates and effective dates, as the case may be, with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the published rules and regulations of the SEC thereunder which are applicable to Acquiror. The Acquiror SEC Reports were prepared in accordance with applicable Legal Requirements in all material respects. As of their respective filing dates, none of the Acquiror SEC Reports contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the Agreement Date) is deemed to modify information as of an earlier date. As of the Agreement Date, there are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the Acquiror SEC Reports. No Subsidiary of Acquiror is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

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(b)            The financial statements presented (or incorporated by reference) in the Acquiror SEC Reports (including the related notes, where applicable) have been prepared in conformity with GAAP, except in each case as indicated in such statements or the notes thereto, and comply in all material respects with all applicable Legal Requirements. Taken together, the financial statements presented in the Acquiror SEC Reports (collectively, the “Acquiror Financial Statements”) are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of Acquiror and each of its Subsidiaries at the respective dates of and for the periods referred to in the Acquiror Financial Statements, subject to normal year-end audit adjustments in the case of unaudited Acquiror Financial Statements. As of the Agreement Date, RSM US LLP has not resigned (or informed Acquiror that it intends to resign) or been dismissed as independent registered public accountants of Acquiror.

(c)            Acquiror is in compliance in all material respects with all of the provisions of the Sarbanes-Oxley Act of 2002 that are applicable to it or any of its Subsidiaries. Acquiror maintains a system of “disclosure controls and procedures” as defined in Rule 13a-15 and 15d-15 under the Exchange Act. As of the Agreement Date, to the Knowledge of Acquiror, Acquiror’s “disclosure controls and procedures” were effective, in all material respects.

(d)            Acquiror has established and maintained a system of ICFR applicable to Acquiror and its consolidated Subsidiaries. Acquiror’s certifying officers have evaluated the effectiveness of Acquiror’s ICFR as of the end of the period covered by the most recently filed annual report on Form 10-K of Acquiror under the Exchange Act (the “Acquiror Evaluation Date”). Acquiror presented in such report the conclusions of the certifying officers about the effectiveness of Acquiror’s ICFR based on their evaluations as of the Acquiror Evaluation Date. Since the Acquiror Evaluation Date, there have been no changes in Acquiror’s ICFR that have materially affected, or are reasonably likely to materially affect, Acquiror’s ICFR.

(e)            Acquiror and each of its Subsidiaries has filed all forms, reports and documents required to be filed since January 1, 2022, with all applicable banking authorities except to the extent failure would not have a Material Adverse Effect on Acquiror and each of its Subsidiaries. Such forms, reports and documents: (i) complied as to form in all material respects with applicable Legal Requirements; and (ii) did not at the time they were filed, after giving effect to any amendment thereto filed prior to the Agreement Date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the Agreement Date) is deemed to modify information as of an earlier date.

(f)             To the Knowledge of Acquiror, there has not been any event or occurrence since January 1, 2022 that would result in a determination that Acquiror Bank is not an eligible depository institution as defined in 12 C.F.R. § 303.2(r).

Section 4.8             Books and Records. The books of account, minute books, stock record books and other records of Acquiror and each of its Subsidiaries are complete and correct in all material respects and have been maintained in accordance with Acquiror’s business practices and all applicable Legal Requirements, including the maintenance of an adequate system of internal controls required by such Legal Requirements. The minute books of Acquiror and each of its Subsidiaries fairly reflect the substance of events and transactions included therein.

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Section 4.9             Taxes.

(a)            Acquiror and each of its Subsidiaries has duly and timely filed, or caused to be filed (taking into account all applicable extensions) all Tax Returns required to be filed by them, and each such Tax Return was true, correct and complete in all material respects when filed. Acquiror and each of its Subsidiaries has paid, or made adequate provision for the payment of, all Taxes (whether or not reflected in Tax Returns as filed or to be filed) due and payable by Acquiror or any of its Subsidiaries, or claimed to be due and payable by any Taxing Authority, and is not delinquent in the payment of any Tax, except such Taxes as are being contested in good faith and as to which adequate reserves have been provided.

(b)            There is no claim or assessment pending or, to the Knowledge of Acquiror, threatened against Acquiror or any of its Subsidiaries for any Taxes that they owe. No audit, examination or investigation related to Taxes paid or payable by Acquiror or any of its Subsidiaries is presently being conducted or, to the Knowledge of Acquiror, threatened by any Taxing Authority. Neither Acquiror nor its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return, and there are no liens for Taxes (other than Taxes not yet due and payable) upon any of Acquiror’s or its Subsidiaries’ assets. Neither Acquiror nor any of its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax that is currently in effect.

(c)            Except for Tax Returns that are not yet due and have not yet been filed, Acquiror and Acquiror Bank have delivered or made available to the Company true, correct and complete copies of all Tax Returns relating to income taxes and franchise taxes owed by Acquiror and Acquiror Bank with respect to the last three (3) fiscal years.

(d)            To the Knowledge of Acquiror, neither Acquiror nor any of its Subsidiaries has engaged in any transaction that could materially affect the Tax liability for any Tax Returns not closed by applicable statute of limitations: (i) which is a “reportable transaction” or a “listed transaction” or (ii) a “significant purpose of which is the avoidance or evasion of U.S. federal income tax” within the meaning of Sections 6662, 6662A, 6011, 6111 or 6707A of the Code or of the regulations of the U.S. Department of the Treasury promulgated thereunder or pursuant to notices or other guidance published by the IRS (irrespective of the effective dates).

Section 4.10          Employee Benefits.

(a)            Neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions (including possible terminations of employment in connection therewith) will cause a payment, vesting, increase or acceleration of benefits or benefit entitlements under any Acquiror Benefit Plan or any other increase in the liabilities of Acquiror or any Subsidiary under any Acquiror Benefit Plan as a result of the Contemplated Transactions.

(b)            With respect to any Acquiror Benefit Plan that is a “multiple employer plan” (as described in Section 413(c) of the Code) or is provided by or through a professional employer organization, such Acquiror Benefit Plan complies in all respects with the requirements of the Code and ERISA and neither Acquiror nor any of Acquiror ERISA Affiliates has any liabilities other than the payment and/or remittance of premiums and/or required contributions on behalf of enrolled individuals. Neither Acquiror nor any of Acquiror ERISA Affiliates sponsors, maintains, administers or contributes to, or has ever sponsored, maintained, administered or contributed to, or has, has had or could have any liability with respect to any Acquiror Benefit Plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or any tax-qualified “defined benefit plan” (as defined in Section 3(35) of ERISA). No Acquiror Benefit Plan is underfunded when comparing the present value of accrued liabilities under such plan to the market value of plan assets.

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(c)            Each Acquiror Benefit Plan that is intended to qualify under Section 401 and related provisions of the Code is the subject of a favorable determination letter, or, in the case of a volume submitter or prototype plan, an advisory or sponsor letter, from the IRS to the effect that it is so qualified under the Code and that its related funding instrument is tax exempt under Section 501 of the Code (or Acquiror and each of its Subsidiaries are otherwise relying on an opinion letter issued to the prototype sponsor), and, to the Knowledge of Acquiror, there are no facts or circumstances that would adversely affect the qualified status of any Acquiror Benefit Plan or the tax-exempt status of any related trust.

(d)            Each Acquiror Benefit Plan is and has been administered in all material respects in compliance with its terms and with all applicable Legal Requirements.

(e)            Other than routine claims for benefits made in the Ordinary Course of Business, there is no litigation, claim or assessment pending or, to the Knowledge of Acquiror, threatened by, on behalf of, or against any Acquiror Benefit Plan or against the administrators or trustees or other fiduciaries of any Acquiror Benefit Plan that alleges a violation of applicable state or federal law or violation of any Acquiror Benefit Plan document or related agreement.

(f)             No Acquiror Benefit Plan fiduciary has, or has had, any liability to any Acquiror Benefit Plan participant, beneficiary or any other Person under any provisions of ERISA or any other applicable Legal Requirement by reason of any action or failure to act in connection with any Acquiror Benefit Plan, including any liability by any reason of any payment of, or failure to pay, benefits or any other amounts or by reason of any credit or failure to give credit for any benefits or rights. To the Knowledge of Acquiror, no disqualified person (as defined in Section 4975(e)(2) of the Code) of any Acquiror Benefit Plan has engaged in any nonexempt prohibited transaction (as described in Section 4975(c) of the Code or ERISA Section 406).

(g)            All accrued contributions and other payments to be made by Acquiror or any Subsidiary to any Acquiror Benefit Plan have been made or reserves adequate for such purposes will have been set aside therefore and reflected in the Acquiror Financial Statements.

(h)            No condition exists as a result of which Acquiror or any Subsidiary would have any material liability, whether absolute or contingent, under any Acquiror Benefit Plan with respect to any misclassification of a Person performing services for Acquiror or any Subsidiary as an independent contractor rather than as an employee. All individuals participating in Acquiror Benefit Plans are in fact eligible and authorized to participate in such Acquiror Benefit Plan in all material respects.

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(i)            Neither Acquiror nor any of any of its Subsidiaries has any material liabilities to employees or former employees that are not reflected in the Acquiror Benefit Plans.

Section 4.11          Compliance with Legal Requirements. Acquiror and each of its Subsidiaries holds all material licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of their respective businesses as presently conducted. Acquiror and each of its Subsidiaries is, and at all times since January 1, 2022, has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets, except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Acquiror or as set forth on Section 4.11 of the Acquiror Disclosure Schedules, neither Acquiror nor any of its Subsidiaries has received, at any time since January 1, 2022, any notice or other communication (whether oral or written) from any Regulatory Authority or any other Person regarding: (i) any actual, alleged, possible or potential violation of, or failure to comply with, any Legal Requirement; or (ii) any actual, alleged, possible or potential obligation on the part of Acquiror or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement.

Section 4.12          Legal Proceedings; Orders.

(a)            Except as set forth on Section 4.12(a) of the Acquiror Disclosure Schedules, or as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Acquiror, neither Acquiror nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Acquiror, threatened, Proceedings against Acquiror or any of its Subsidiaries. There is no Order imposed on Acquiror or any of its Subsidiaries that would reasonably be expected to be material to Acquiror and each of its Subsidiaries taken as a whole. No officer, director, employee or agent of Acquiror or any of its Subsidiaries is subject to any Order that prohibits such officer, director, employee or agent from engaging in or continuing any conduct, activity or practice relating to the businesses of Acquiror or any of its Subsidiaries as currently conducted.

(b)            Neither Acquiror nor any of its Subsidiaries: (i) is subject to any cease and desist or other Order or enforcement action issued by; (ii) is a party to any written agreement, consent agreement or memorandum of understanding with; (iii) is a party to any commitment letter or similar undertaking to; (iv) is subject to any order or directive by; (v) is subject to any supervisory letter from; (vi) has been ordered to pay any civil money penalty, which has not been paid, by; or (vii) has adopted any policies, procedures or board resolutions at the request of, any Regulatory Authority that currently restricts in any material respect the conduct of its business, in any manner relates to its capital adequacy, restricts its ability to pay dividends or interest or limits in any material manner its credit or risk management policies, its management or its business. To the Knowledge of Acquiror, since January 1, 2022, none of the foregoing has been threatened by any Regulatory Authority.

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Section 4.13          Absence of Certain Changes and Events. Since December 31, 2023, no event or events have occurred that had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Acquiror.

Section 4.14          No Defaults. To the Knowledge of Acquiror, each Acquiror Material Contract is in full force and effect and is valid and enforceable against Acquiror, and against such other party to such Acquiror Material Contract, in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity. To the Knowledge of Acquiror, no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a material violation or breach of, or give Acquiror, any of its Subsidiaries or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Acquiror Material Contract. Neither Acquiror nor any of its Subsidiaries has given to or received from any other Person, at any time since January 1, 2022, any notice or other communication (whether oral or written) regarding any actual, alleged, possible or potential violation or breach of, or default under, any Acquiror Material Contract, that has not been terminated or satisfied prior to the Agreement Date. Other than in the Ordinary Course of Business, there are no renegotiations of, attempts to renegotiate or outstanding rights to renegotiate, any material amounts paid or payable to Acquiror or any of its Subsidiaries under current or completed Acquiror Material Contracts with any Person, and no such Person has made written demand for such renegotiation.

Section 4.15          Compliance with Environmental Laws.

(a)            To the Knowledge of Acquiror, there are no actions, suits, investigations, liabilities, inquiries, Proceedings or Orders involving Acquiror or any of its Subsidiaries or any of their respective assets that are pending or threatened, nor is there any factual basis for any of the foregoing, as a result of any asserted failure of Acquiror or any of its Subsidiaries of, or any predecessor thereof, to comply with any Environmental Law.

(b)            Neither Acquiror nor any of its Subsidiaries has received any written notice from any Regulatory Authority, or from any other Person, alleging that Acquiror or any of its Subsidiaries is or has been in violation of any Environmental Law, or alleging that Acquiror or any of its Subsidiaries is liable under any Environmental Law to conduct or pay for any investigation, cleanup, removal or remediation of any Hazardous Materials.

(c)            No environmental permits or other governmental approvals are required for the conduct of the business of Acquiror or any of its Subsidiaries, nor for the consummation of the Contemplated Transactions.

(d)            To the Knowledge of Acquiror, no third party has released or caused to be released any Hazardous Materials at, on, to, from or under any real property currently or formerly owned or operated by Acquiror or any of its Subsidiaries during the period of such ownership or operation.

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(e)            Neither Acquiror nor any of its Subsidiaries has assumed any liability for any actual or alleged violation of any Environmental Law, nor for the costs of any investigation, cleanup or remediation of any real property pursuant to any Environmental Law, from or on behalf of any third-party, or to indemnify any third party for any liabilities arising under any Environmental Law.

Section 4.16          Labor Matters.

(a)            There are no collective bargaining agreements or other labor union Contracts applicable to any employees of Acquiror or any of its Subsidiaries. There is no labor dispute, strike, work stoppage or lockout, or, to the Knowledge of Acquiror, threat thereof, by or with respect to any employees of Acquiror or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage or lockout in the previous three (3) years. There are no organizational efforts with respect to the formation of a collective bargaining unit presently being made, or to the Knowledge of Acquiror, threatened, involving employees of Acquiror or any of its Subsidiaries. Neither Acquiror nor any of its Subsidiaries has engaged or is engaging in any unfair labor practice.

(b)            To the Knowledge of Acquiror, Acquiror and each of its Subsidiaries is, and for the past five (5) years has been, in compliance in all material respects with all applicable Legal Requirements respecting Employment Laws.

(c)            No Proceeding asserting that Acquiror or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel Acquiror or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the Knowledge of Acquiror, threatened with respect to Acquiror or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Regulatory Authority.

Section 4.17          Transactions with Affiliates. Since January 1, 2021, all transactions required to be disclosed by Acquiror pursuant to Item 404 of Regulation S-K have been disclosed in the Acquiror SEC Reports. No transaction, or series of related transactions, is currently proposed by Acquiror or any of its Subsidiaries or, to the Knowledge of Acquiror, by any other Person, to which Acquiror or any of its Subsidiaries would be a participant that would be required to be disclosed under Item 404 of Regulation S-K if consummated.

Section 4.18          Brokerage Commissions. Except for fees payable to Raymond James & Associates, Inc. (“Raymond James”) pursuant to an engagement letter that has been delivered or made available to the Company, none of Acquiror or its Subsidiaries, or any of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.

Section 4.19          Approval Delays. To the Knowledge of Acquiror, there is no reason why the granting of any of the Requisite Regulatory Approvals would be denied. Acquiror Bank’s most recent CRA rating was “satisfactory” or better.

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Section 4.20          Fairness Opinion. Prior to the Agreement Date, the Acquiror Board shall have received the opinion of Raymond James (a copy of which will be provided to the Company after receipt thereof solely for information purposes) to the effect that, as of the date of such opinion and based upon and subject to the qualifications and assumptions set forth therein, the exchange ratio (as defined in such opinion) in the Merger is fair, from a financial point of view, to the holders of Acquiror Common Stock, and such opinion has not been withdrawn, revoked or modified.

Section 4.21          Full Disclosure. No representation or warranty by Acquiror in this Agreement and no statement contained in the Acquiror Disclosure Schedules or any certificate or other document furnished or to be furnished to the Company pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading. To the Knowledge of Acquiror, there is no event or circumstance which Acquiror has not disclosed to the Company which could reasonably be expected to have a Material Adverse Effect on Acquiror.

ARTICLE 5
THE COMPANY’S COVENANTS

Section 5.1            Access and Investigation.

(a)            Subject to any applicable Legal Requirement, Acquiror and its Representatives shall, at all times during normal business hours and with reasonable advance notice, have such reasonable access to the facilities, operations, records and properties of the Company and each of its Subsidiaries in accordance with the provisions of this Section 5.1(a), as shall be necessary for the purpose of determining the Company’s continued compliance with the terms and conditions of this Agreement and preparing for the integration of the Company and Acquiror following the Effective Time. Acquiror and its Representatives may, during such period, make or cause to be made such reasonable investigation of the operations, records and properties of the Company and each of its Subsidiaries and of their respective financial and legal conditions as Acquiror shall deem necessary or advisable to familiarize itself with such records, properties and other matters; provided, however, that such access or investigation shall not interfere materially with the normal operations of the Company or any of its Subsidiaries. Upon request, the Company and each of its Subsidiaries will furnish Acquiror or its Representatives attorneys’ responses to auditors’ requests for information regarding the Company or such Subsidiary, as the case may be, and such financial and operating data and other information reasonably requested by Acquiror (provided, such disclosure would not result in the waiver by the Company or any of its Subsidiaries of any claim of attorney-client privilege). No investigation by Acquiror or any of its Representatives shall affect the representations and warranties made by the Company in this Agreement. This Section 5.1(a) shall not require the disclosure of any information to Acquiror the disclosure of which, in the Company’s reasonable judgment: (i) would be prohibited by any applicable Legal Requirement; (ii) would result in the breach of any agreement with any third party in effect on the Agreement Date; or (iii) relate to pending or threatened litigation or investigations, if disclosure might affect the confidential nature of, or any privilege relating to, the matters being discussed. If any of the restrictions in the preceding sentence shall apply, the Company and Acquiror will make appropriate alternative disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with any applicable Legal Requirement.

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(b)            From the Agreement Date until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall promptly furnish to Acquiror: (i) a copy of each report, schedule and other document filed, furnished or received by it during such period pursuant to the requirements of federal and state banking laws or federal or state securities laws; and (ii) a copy of each report filed by it or any of its Subsidiaries with any Regulatory Authority, in each case other than portions of such documents relating to confidential supervisory or examination materials or the disclosure of which would violate any applicable Legal Requirement.

(c)            The Company shall provide, and cause each of its Subsidiaries to provide, to Acquiror all information provided to the directors on all such boards or members of such committees in connection with all meetings of the board of directors and committees of the board of directors of the Company or otherwise provided to the directors or members, and to provide any other financial reports or other analysis prepared for senior management of the Company or its Subsidiaries, in each case other than portions of such documents: (i) relating to confidential supervisory or examination materials; (ii) the disclosure of which would violate any applicable Legal Requirement; (iii) the disclosure of which would, in the reasonable judgment of the Company’s outside counsel, result in the waiver of the attorney-client privilege; or (iv) related to an Acquisition Proposal (disclosure of which shall be governed solely by Section 5.10).

(d)            All information obtained by Acquiror in accordance with this Section 5.1 shall be treated in confidence as provided in that certain Mutual Confidentiality Agreement, dated March 29, 2024, between the Company and Acquiror (as amended, the “Confidentiality Agreement”).

Section 5.2             Operation of the Company and its Subsidiaries.

(a)            Except as expressly contemplated by or permitted by this Agreement, as described in Section 5.2(b) of the Company Disclosure Schedules, as required by applicable Legal Requirements, or with the prior written consent of Acquiror, which shall not be unreasonably withheld, conditioned or delayed, during the period from the Agreement Date to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Company shall, and shall cause each of its Subsidiaries to: (i) conduct its business in the Ordinary Course of Business; (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships; and (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company or Acquiror to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions.

(b)            Except as set forth in the applicable subsection of Section 5.2(b) of the Company Disclosure Schedules, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirements, or with the prior written consent of Acquiror, which shall not be unreasonably withheld, conditioned or delayed, during the period from the Agreement Date to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Company will not, and will cause each of its Subsidiaries not to:

(i)            Other than pursuant to the terms of any Contract to which the Company is a party that is outstanding on the Agreement Date (and, for the avoidance of doubt, in connection with any Company Stock Options issued prior to the Agreement Date under the Company Stock Plans): (A) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of Company Common Stock or any security convertible into Company Capital Stock; (B) permit any additional shares of Company Capital Stock to become subject to new grants, including issuances under Company Benefit Plans; or (C) grant any registration rights with respect to shares of Company Capital Stock;

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(ii)           Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of Company Capital Stock, other than: (A) dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries, (B) dividends contemplated by this Agreement and (C) quarterly dividends to the holders of Company Common Stock made in the Ordinary Course of Business (the “Company Quarterly Dividend”); provided, however that during the fiscal quarter in which the Closing Date occurs, the Company Quarterly Dividend shall not be paid by the Company if payment of such Company Quarterly Dividend would result in the stockholders of the Company receiving more than one quarterly dividend from the Company and Acquiror during such fiscal quarter. Each of the Company and Acquiror shall coordinate with the other regarding the declaration of any dividends in respect of Company Common Stock and Acquiror Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Company Common Stock and any shares of Acquiror Common Stock any such holder receives in exchange therefor in connection with the Merger;

(iii)          Directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of Company Capital Stock (except for redemptions, purchases or other acquisitions of Company Capital Stock in connection with the acquisition or withholding of Company Capital Stock to pay for the exercise price of, or a holder’s payment of Tax obligations with respect to, Company Restricted Stock or Company Stock Options);

(iv)          Amend the Company Certificate of Incorporation or the Company Bylaws, or the certificate of incorporation (or similar organizational documents) or bylaws of any of its Subsidiaries;

(v)           Amend the terms of, waive any rights under, terminate (other than at its stated expiration date), violate the terms of or enter into: (A) any Company Material Contract; (B) any material restriction on the ability of the Company or its Subsidiaries to conduct its business as it is presently being conducted; or (C) any Contract or other binding obligation relating to any class of Company Capital Stock or rights associated therewith or any outstanding instrument of indebtedness;

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(vi)          Enter into loan transactions not in accordance with, or consistent with, past practices of the Bank or that are on terms and conditions that, to the Knowledge of the Company, are materially more favorable than those available to the borrower from competitive sources in arm’s-length transactions;

(vii)         (A) Enter into any new credit relationship or new Company Loan greater than $5,000,000; provided, however, that with respect to any new credit relationship or new Company Loan made pursuant to a policy exception, such threshold shall be $2,500,000; (B) renew any credit relationship or Company Loan greater than $7,000,000; provided, however, that with respect to any new credit relationship or new Company Loan made pursuant to a policy exception, such threshold shall be $3,500,000; (C) enter into any new non-real estate SBA credit or Company Loan greater than $250,000; or (D) other than incident to a reasonable loan restructuring, extend additional credit to any Person and any director or officer of, or any owner of a material interest in, such Person (any of the foregoing with respect to a Person being referred to as a “Borrowing Affiliate”) if such Person or such Borrowing Affiliate is the obligor under any indebtedness to the Company or any of its Subsidiaries which constitutes a nonperforming loan or against any part of such indebtedness the Company or any of its Subsidiaries has established loss reserves or any part of which has been charged-off by the Company or any of its Subsidiaries;

(viii)        Except with respect to Contracts relating to loan participations, enter into any new Company Loan in an amount that exceeds the Bank’s lending limit;

(ix)           Commit to make, renew, extend the term of or increase the amount of any Company Loan to any Person if such Company Loan or any other Company Loan to such Person or an Affiliate of such Person is on the “watch list” or similar internal report of the Bank, or has been classified by the Bank or a Regulatory Authority as “substandard,” “doubtful,” “loss,” or “other loans specially mentioned” or listed as a “potential problem loan;”

(x)            Maintain an allowance for credit losses which is not adequate in all material respects under the requirements of GAAP to provide for possible losses, net of recoveries relating to Company Loans previously charged off, on Company Loans and leases outstanding (including accrued interest receivable), provided, however, that the Company makes no guarantee regarding the financial ability or the sufficiency of any collateral of the borrower or guarantor;

(xi)           Reduce the allowance for credit losses through a negative provision for credit losses unless required to do so by any Regulatory Authority or in accordance with GAAP as required by the Company’s auditors;

(xii)          Fail to: (A) charge-off any Company Loans or leases that would be deemed uncollectible in accordance with GAAP or any applicable Legal Requirement; or (B) place on non-accrual any Company Loans or leases that are past due greater than ninety (90) days;

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(xiii)         Sell, transfer, mortgage, encumber, license, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances, licenses, lapses, cancellations, abandonments or other dispositions or discontinuances (A) in the Ordinary Course of Business, including SBA and United States Department of Agriculture loans originated by the Company or (B) of obsolete or unused equipment, fixtures or assets and in a transaction that, together with other such transactions, is not material to the Company and each of its Subsidiaries, taken as a whole;

(xiv)        Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business), or contract to acquire, all or any portion of the assets, business, deposits or properties of any other entity except in the Ordinary Course of Business and in a transaction that, together with other such transactions, is not material to the Company and each of its Subsidiaries, taken as a whole, and does not present a material risk that the Closing Date will be materially delayed or that any approvals necessary to complete the Merger or the other Contemplated Transactions will be more difficult to obtain;

(xv)         Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements;

(xvi)        Except as permitted by this Agreement or as required by any applicable Legal Requirement or the terms of any Company Benefit Plan existing as of the Agreement Date: (A) increase in any manner the compensation or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of the Company or its Subsidiaries (collectively, the “Company Employees”), other than increases in the Ordinary Course of Business consistent with past practices in timing, metrics and amount; (B) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, consulting, non-competition, change in control, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Company Employee (or newly hired employees), director or stockholder; (C) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Company Benefit Plans; (D) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan; or (E) materially change any actuarial assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Legal Requirements to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or any applicable Legal Requirement;

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(xvii)       Incur or guarantee any indebtedness for borrowed money, including any increase in outstanding indebtedness in excess of $1,000,000, other than in the Ordinary Course of Business;

(xviii)      Enter into any new line of business or materially change its deposit, lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable Legal Requirements or requested by any Regulatory Authority;

(xix)         Materially change its deposits or increase rates paid on deposits, other than in the Ordinary Course of Business;

(xx)          Settle any action, suit, claim or Proceeding against it or any of its Subsidiaries, except for an action, suit, claim or Proceeding that is settled in an amount and for consideration not in excess of $250,000 and that would not: (A) impose any material restriction on the business of the Company or its Subsidiaries; or (B) create precedent for claims that is reasonably likely to be material to it or its Subsidiaries;

(xxi)         Except as disclosed on Section 5.2(b)(xxi) of the Company Disclosure Schedules, permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility of the Company or any of its Subsidiaries, or make any application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

(xxii)        Make or change any material Tax elections, change or consent to any material change in it or its Subsidiaries’ method of accounting for Tax purposes (except as required by a change in GAAP or applicable Tax law), take any material position on any material Tax Return filed on or after the Agreement Date, settle or compromise any material Tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of Taxes, surrender any right to claim a refund for a material amount of Taxes, file any material amended Tax Return or take any other similar action relating to the filing of any Tax Return or the payment of any Tax;

(xxiii)       Hire any employee with an annual salary or an independent contractor with annual compensation opportunities in excess of $100,000; provided, however, that Acquiror shall not enforce or attempt to enforce its rights pursuant to this Section 5.2(b)(xxiii) to exercise “prior control” (as defined in section 2(a)(2) of the BHCA) over the management or policies of the Company or the Bank;

(xxiv)       Purchase, sell, transfer or pledge (except, in the case of pledges, for Company Permitted Exceptions consistent with prudent banking practices) any Company Investment Securities, other than in the Ordinary Course of Business;

(xxv)        Take any action not in the Ordinary Course of Business, including, without limitation, for the purpose of increasing the Stockholders’ Equity prior to the Closing Date; or

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(xxvi)      Agree to take, make any commitment to take, or adopt any resolutions of the Company Board, or to allow the board of directors of any of the Company’s Subsidiaries to take or adopt any resolutions of such board of directors of such Subsidiary, in support of, any of the actions prohibited by this Section 5.2(b).

(c)            For purposes of Section 5.2(b)(vii), Acquiror’s consent shall be deemed to have been given if the Company has made a written request to the Chief Credit Officer of Acquiror for permission to take any action otherwise prohibited by Section 5.2(b)(vii), and has provided Acquiror with information sufficient for Acquiror to make an informed decision with respect to such request, and Acquiror has consented in writing or failed to respond to such request within five (5) Business Days after Acquiror’s receipt of such request.

Section 5.3             Notice of Changes. The Company will give prompt notice to Acquiror of any fact, event or circumstance known to it that: (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a Material Adverse Effect on the Company; or (ii) would cause or constitute a material breach of any of the Company’s representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in ARTICLE 8.

Section 5.4             Company Stockholders’ Meeting. Subject to the other provisions of this Agreement and unless there has been a Company Adverse Recommendation, the Company shall, as promptly as reasonably practicable after the date the Registration Statement is declared effective, take all action necessary, including as required by and in accordance with the DGCL, Company Certificate of Incorporation and Company Bylaws to duly call, give notice of, convene and hold a meeting of its stockholders (including any adjournment or postponement, the “Company Stockholders’ Meeting”) for the purpose of obtaining the Company Stockholder Approval. The Company and Company Board will use their commercially reasonable efforts to obtain from its stockholders the votes in favor of the adoption of this Agreement required by the DGCL, including by recommending that its stockholders vote in favor of this Agreement, and the Company and Company Board will not withhold, withdraw, qualify or adversely modify (or publicly propose or resolve to withhold, withdraw, qualify or adversely modify) the Company Board’s recommendation to the Company’s stockholders that the Company’s stockholders vote in favor of the adoption and approval of this Agreement and the Contemplated Transactions, including the Merger (a “Company Adverse Recommendation”). However, if, prior to the time the Company Stockholder Approval is obtained, the Company Board, after consultation with outside counsel, determines in good faith it is reasonably likely that to, or to continue to, recommend this Agreement to its stockholders would result in a violation of its fiduciary duties under applicable Legal Requirements, then the Company Board may make a Company Adverse Recommendation or publicly propose or resolve to make a Company Adverse Recommendation.

Section 5.5             Information Provided to Acquiror. The Company agrees that the information concerning the Company or any of its Subsidiaries that is provided or to be provided by the Company to Acquiror for inclusion or that is included in the Registration Statement or Proxy Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will: (i) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (ii) in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Company Stockholders’ Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, the Company shall have no responsibility for the truth or accuracy of any information with respect to Acquiror or any of its Subsidiaries or any of their Affiliates contained in the Registration Statement or the Proxy Statement or in any document submitted to, or other communication with, any Regulatory Authority.

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Section 5.6             Operating Functions. The Company and the Bank shall cooperate with Acquiror and Acquiror Bank in connection with planning for the efficient and orderly combination of the parties and the operations of the Bank and Acquiror Bank, and in preparing for the consolidation of the banks’ appropriate operating functions to be effective at the Effective Time or such later date as the parties may mutually agree; including, to the extent necessary, by providing notices and other documentation to all insurance carriers, which will confirm to such carriers that Acquiror is the owner of all insurance accounts after the Effective Time and that Acquiror is the agent of record for all policies relating to such insurance accounts after the Effective Time.

Section 5.7             Company Benefit Plans.

(a)            At the request of Acquiror, the Company will take all appropriate action to amend or terminate, prior to the Effective Time, any Company Benefit Plan; provided, however, that no action taken by the Company with respect to the termination of a Company Benefit Plan shall be required to be irrevocable until one day prior to the Effective Time.

(b)            Prior to the Effective Time, the Company shall accrue the costs associated with any payments due under any Company Benefit Plan, including without limitation any change of control or severance agreements, or other similar arrangements, consistent with GAAP.

(c)            The Company shall take all appropriate action to terminate any Company Benefit Plan which provides for a “cash or deferred arrangement” pursuant to Section 401(k) of the Code as of at least one day prior to the Closing Date; provided, however, that Acquiror agrees that nothing in this Section 5.7(c) will require the Company to cause the final dissolution and liquidation of any such plan prior to the Closing Date.

Section 5.8             Company ESOP Matters.

(a)            On or before the Effective Time, the Company shall direct the Company ESOP trustee (the “Company ESOP Trustee”) to: (i) provide to the Company ESOP participants similar notices and materials provided to other Company stockholders with respect to those matters requiring a vote or election of the stockholders under this Agreement; (ii) obtain direction from the Company ESOP participants as to how to vote those shares of Company Common Stock allocated to the accounts of the Company ESOP participants with respect to those matters for which a stockholder vote is required, and elections permitted, under this Agreement; (iii) vote, and make elections as to, such shares of Company Common Stock in accordance with the direction of the Company ESOP participants and in accordance with the Company ESOP; and (iv) vote, and make elections as to, the shares of Company Common Stock for which no voting or election direction has been timely received.

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(b)            Prior to the Closing Date, the Company shall take or cause to be taken any and all actions and adopt such necessary resolutions to terminate the Company ESOP effective as of the date immediately preceding the Closing Date (the “Company ESOP Termination Date”) and adopt such amendments to the Company ESOP to terminate the Company ESOP and effectuate the provisions of this Section 5.8. Such amendments to the Company ESOP shall provide that: (i) the Company ESOP shall be terminated as of the Company ESOP Termination Date, each account thereunder shall be fully vested and the assets distributed to the Company ESOP participants and beneficiaries; (ii) all Company ESOP participant accounts shall be fully vested; (iii) no new participants will be admitted to the Company ESOP on or after the Company ESOP Termination Date; (iv) no additional benefits shall accrue to any Company ESOP participant with respect to services performed on or after the Closing Date; (v) the respective accounts of each Company ESOP participant or beneficiary shall be credited with the Merger Consideration for each share of Company Common Stock allocated to such account, and references to “Company Stock” shall be references to Acquiror Common Stock; (vi) no further acquisitions of Company Common Stock or other employer securities shall be made by the Company; and (vii) distributions of accounts to participants or beneficiaries of the Company ESOP shall be made in a single lump sum, consisting of the number of shares of Acquiror Company Stock allocated to the account plus cash for the remainder of the amounts allocated to the account. Prior to the Closing Date, the Company shall take or cause to be taken any and all actions necessary or advisable to prepare for submission to the IRS a Form 5310 (Application for Determination upon Termination) with respect to the termination of the Company ESOP. The form and substance of all such resolutions and amendments and forms shall be subject to the review and approval of Acquiror, which approval shall not be unreasonably withheld, and the Company shall deliver to Acquiror an executed copy of the resolutions and amendments as soon as practicable following their adoption by the Company Board and shall fully comply with such resolutions and amendments.

(c)            In connection with the termination of the Company ESOP and the Merger, the Company shall cause all outstanding indebtedness of the Company ESOP (including any Company ESOP Loan) to be satisfied in full at least five (5) Business Days prior to the Closing Date. The Company shall cancel or offset each Company ESOP Loan (including accrued interest thereon) in exchange for unallocated shares attributable to the relevant Company ESOP Loan having an aggregate fair market value that is not more than the outstanding amount of such Company ESOP Loan plus accrued interest. This will result in the cancellation of both the loan receivable and payable on the books of the Company. Any remaining shares of Company Common Stock held by the Company ESOP trust after repayment of each Company ESOP Loan shall be converted into shares of Acquiror Common Stock in accordance with Section 2.1, and the balance of the unallocated shares and any other unallocated assets remaining in the Company ESOP’s suspense account after satisfaction of each Company ESOP Loan and conversion of the shares of Company Common Stock into Acquiror Common Stock shall be allocated as earnings to the accounts of the Company ESOP participants who are employed as of the Company ESOP Termination Date based on their account balances under the Company ESOP as of such date. For the avoidance of doubt, the immediately preceding sentence shall have no effect if there are no such unallocated shares or any other unallocated assets remaining in the Company ESOP’s suspense account. Prior to the Closing Date, the Company shall provide Acquiror documentary evidence sufficient to show that all outstanding indebtedness of the Company ESOP (including each Company ESOP Loan) has been satisfied in full.

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Section 5.9             Company Pension Plan.

(a)            Prior to the Closing Date, the Company shall take or cause to be taken any and all actions, and adopt such necessary resolutions, to terminate the Company’s participation in the Pentegra Defined Benefit Plan for Financial Institutions (the “Company Pension Plan”), effective as of a date no later than the date immediately preceding the Closing Date, and adopt such amendments to the Company Pension Plan to terminate the Company Pension Plan and effectuate the provisions of this Section 5.9.

(b)            Prior to the Closing Date, the Company shall take or cause to be taken any and all actions, and adopt such necessary resolutions, to annuitize or otherwise settle, all obligations with respect to its liabilities, or potential liabilities, under the Company Pension Plan.

Section 5.10          Acquisition Proposals.

(a)            The Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the Agreement Date with any Persons other than Acquiror with respect to any Acquisition Proposal. The Company will within two (2) Business Days advise Acquiror following receipt of any Acquisition Proposal and the substance thereof (including the identity of the Person making such Acquisition Proposal), and will keep Acquiror apprised of any related developments, discussions and negotiations (including the material terms and conditions of the Acquisition Proposal) on a reasonably current basis.

(b)            The Company agrees that it will not, and will not authorize or permit its respective Subsidiaries and its and each of its Subsidiaries’ officers, directors, agents, advisors and controlled Affiliates to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any Person relating to, any Acquisition Proposal (other than contacting a Person for the sole purpose of seeking clarification of the terms and conditions of such Acquisition Proposal); provided, that, in the event the Company receives an unsolicited bona fide Acquisition Proposal from a Person other than Acquiror after the Agreement Date, and the Company Board concludes in good faith that such Acquisition Proposal constitutes a Superior Proposal or would reasonably be likely to result in a Superior Proposal and, after considering the advice of outside counsel, that failure to take such actions would be reasonably likely to result in a violation of the directors’ fiduciary duties under applicable Legal Requirements, the Company may: (i) furnish information with respect to it to such Person making such Acquisition Proposal pursuant to a customary confidentiality agreement (subject to the requirement that any such information not previously provided to Acquiror shall be promptly furnished to Acquiror); (ii) participate in discussions or negotiations regarding such Acquisition Proposal; and (iii) terminate this Agreement in order to concurrently enter into an agreement with respect to such Acquisition Proposal, subject to Section 10.3; provided, however, that the Company may not terminate this Agreement pursuant to this Section 5.10 unless and until (x) five (5) Business Days have elapsed following the delivery to Acquiror of a written notice of such determination by the Company Board and, during such five (5) Business Day period, to the extent that Acquiror so requests, the Company and Acquiror cooperate with one another with the intent of enabling the parties to engage in good faith negotiations so that the Contemplated Transactions may be completed, and (y) at the end of such five (5) Business Day period, the Company continues, in good faith and after consultation with outside legal counsel and financial advisor, to believe that a Superior Proposal continues to exist.

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Section 5.11          Company Voting Agreement. Concurrently with the execution and delivery of this Agreement, the Company shall deliver to Acquiror the Company Voting Agreement, signed by all of the directors and executive officers of the Company as of the Agreement Date who own or control the voting of any shares of Company Common Stock.

Section 5.12          Retention Bonus Pool. Prior to the Closing, the Company shall establish a program of discretionary retention bonuses up to $300,000 in the aggregate to be granted to certain key employees, and with such other terms as it may designate, in each case, in mutual agreement with Acquiror, pursuant to a retention bonus plan and/or retention bonus agreements (the “Retention Program”). At least thirty (30) days prior to the Closing, the Company shall provide Acquiror with copies of all retention bonus plans, retention bonus agreements, a schedule of each outstanding retention bonus granted under the Retention Program and all relevant vesting and payment terms. Notwithstanding the foregoing, no Person eligible to receive severance benefits or other payment triggered by the Merger under an employment, change in control, severance, salary continuation agreement or other agreement (a “CIC Payment”) shall be entitled to participate in the Retention Program described in this Section 5.12.

Section 5.13          Termination of Customer Accounts. After the receipt of all Requisite Regulatory Approvals, the Company shall use its reasonable efforts to terminate and close all of the customer accounts set forth on Section 5.13 of the Company Disclosure Schedules pursuant to binding termination agreements.

Section 5.14          Title to Real Estate.

(a)            As soon as practical after the Agreement Date, but in any event no later than forty-five (45) days after the Agreement Date, the Company shall obtain and deliver to Acquiror, with respect to all interests in real property owned by the Company and any of its Subsidiaries, other than property carried as OREO, (i) a commitment for an owner’s title insurance policy and (ii) with respect to all interests in property leased by the Company and any of its Subsidiaries, a leasehold title insurance policy (collectively, the “Title Commitments”), issued by a title company selected by the Company and reasonably acceptable to Acquiror (the “Title Company”), showing fee simple title or a valid leasehold interest, as applicable, in the Company or one of its Subsidiaries in such real property with coverage over all standard exceptions and subject to no liens, mortgages, security interests, encumbrances or charges of any kind except for any Company Permitted Exceptions. The cost of obtaining any preliminary report of title discussed in this Section 5.14(a) shall be borne by the Company. With respect to property carried as OREO, the Company shall provide reasonably acceptable written proof of ownership by the Company and each of its Subsidiaries of such OREO property.

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(b)            At the Closing, the Company shall obtain at its own expense and deliver to Acquiror, with respect to all interests in real property owned by the Company and each of its Subsidiaries, an owner’s title insurance policy or leasehold title insurance policy, as applicable (collectively, the “Title Insurance Policies”), or an irrevocable commitment to issue such a policy to Acquiror at no expense to Acquiror, dated as of the later of the Closing Date and the actual date of recording of the deed for such property, on ALTA Policy Form 2006, if available (if not available, then on Form B-1992), with respect to all interests in real property owned or leased, as applicable, by the Company and each of its Subsidiaries, other than property carried as OREO, issued by the Title Company, subject to only such exceptions as are Company Permitted Exceptions or have been otherwise accepted by Acquiror, containing any endorsements reasonably required by Acquiror, insuring the fee simple estate of the Company or one of its Subsidiaries in the such properties in the amount not less than the greater of (i) the appraised value of the property and (ii) the value at which the Company or its applicable Subsidiary currently carries the property on its books, subject only to the Company Permitted Exceptions.

(c)            Except for Company Permitted Exceptions, neither the Company nor any of its Subsidiaries shall voluntarily encumber any real property prior to the Closing Date. In the event that the Company cannot obtain any of the Title Insurance Policies, and Acquiror has not, prior to the Closing Date, given notice to the Company that Acquiror is willing to waive objection to each title exception which is not set forth in the applicable Title Commitment (each, a “New Encumbrance”), the Company shall discharge or remove each such New Encumbrance that can be discharged or removed by the payment of a liquidated sum of money. The Company shall use commercially reasonable efforts to discharge any New Encumbrance that cannot be discharged solely by the payment of a liquidated sum of money, unless such New Encumbrance is a Company Permitted Exception. The Company shall be entitled to postpone the Closing Date for up to thirty (30) days in the aggregate, in order to discharge any New Encumbrance which is not a Company Permitted Exception. If the Company has not discharged any New Encumbrance that is not a Company Permitted Exception and which cannot be discharged solely by the payment of a liquidated sum of money on or prior to the Closing Date (subject to any postponement in accordance with the preceding sentence), and if such New Encumbrance, in the sole determination of Acquiror, would reasonably be expected to (i) materially interfere with the use or operation of such real property, or (ii) materially affect the fair market value of such real property, then Acquiror shall have the right to terminate this Agreement.

(d)            If the consent of any landlord is required for transfer or assignment of any lease by virtue of the Contemplated Transactions, the Company shall obtain such required consents as soon as reasonably practicable after the Agreement Date, but in no event later than five (5) Business Days before the Closing.

Section 5.15          Surveys. Acquiror may, in its discretion, within forty-five (45) days after the Agreement Date, require the Company to provide, at the Company’s expense and as soon as practicable, but in no event later than fifteen (15) Business Days prior to the Closing, a current American Land Title Association survey, including any Table A items reasonably requested by Acquiror, of any or all parcels of real property owned by the Company and any of its Subsidiaries, other than property carried as OREO, disclosing no survey defects that would impair the use thereof for the purposes for which it is held or materially impair the value of such property.

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Section 5.16          Environmental Investigation.

(a)            Acquiror may, in its discretion, within forty-five (45) days after the Agreement Date, require the Company to order, at the Company’s expense, a Phase I environmental site assessment to be conducted in accordance with ASTM Standard E1527-21, Standard Practice for Environmental Site Assessments (the “ASTM Standard”) to be delivered to Company and Acquiror for each parcel of real property in which the Company or any of its Subsidiaries holds an interest, including property carried as OREO (each, a “Phase I Report”), conducted by an independent professional consultant selected by the Company and reasonably acceptable to Acquiror to determine if any real property in which the Company or any of its Subsidiaries holds any interest contains or gives evidence of any “Recognized Environmental Conditions,” as that term is defined in the ASTM Standard. If a Phase I Report discloses any “Recognized Environmental Conditions” under the ASTM Standard, then Acquiror may, upon receipt of written permission from the Company, which permission shall not be unreasonably withheld, promptly obtain a Phase II subsurface investigation with respect to any Recognized Environmental Condition identified in a Phase I, which report shall, to the extent feasible, contain an estimate of the approximate cost of any remediation or other follow-up work recommended to address those conditions in accordance with applicable Legal Requirements (each, a “Phase II Report,” and, together with the associated Phase I Report, an “Environmental Report”), the cost of each such Phase II Report shall be borne by the Company and shall be provided to both the Company and Acquiror. Acquiror shall have no duty to act upon any information produced by an Environmental Report. All Environmental Reports shall be the property of the Company and shall be held in confidence as provided in the Confidentiality Agreement.

(b)            In the event that the results of any Phase II report are not to Acquiror’s reasonable satisfaction, or disclose any environmental condition or conditions which, either in accordance with Environmental Laws or reasonable commercial practices, would reasonably be expected to require further investigation, cleanup and/or remediation the cost of which, either individually or in the aggregate, would reasonably be expected to exceed $2,000,000, then Acquiror may, at its sole option, terminate this Agreement upon ten (10) days prior written notice to the Company.

Section 5.17          Landlord Estoppel Certificates. The Company shall use reasonable efforts to obtain and deliver to Acquiror, no later than ten (10) Business Days prior to Closing, an executed landlord estoppel letter in substantially the form attached hereto as Exhibit D, from each landlord under each lease where the Company or the Bank is a tenant, as such leases are listed in Section 3.9(a) of the Company Disclosure Schedules; provided, however, that neither the Company nor any of its Affiliates shall be obligated to (a) pay any consideration to the Person from whom any landlord estoppel certificate is requested or (b) reimburse Acquiror for any consideration paid to such Person. Notwithstanding anything herein to the contrary, the Company shall not be in default hereunder for the failure to obtain any such landlord estoppel certificate and the receipt of such landlord estoppel certificates shall not be a condition to the Closing.

Section 5.18          Third-Party Consents. The Company shall have received the consents and approvals, and shall have delivered the notices, required pursuant to the Contracts listed in Section 3.16(s) of the Company Disclosure Schedules.

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Section 5.19          Treatment of Company Subsidiaries. The Company shall use commercially reasonable efforts and cooperate with Acquiror to, prior to the Effective Time, wind up and dissolve, or merge with and into the Bank, as requested by Acquiror, both of HFSB and HFIS.

ARTICLE 6
ACQUIROR’S COVENANTS

Section 6.1            Access and Investigation.

(a)            Subject to any applicable Legal Requirement, the Company and its Representatives shall, at all times during normal business hours and with reasonable advance notice, have such reasonable access to the facilities, operations, records and properties of Acquiror and each of its Subsidiaries in accordance with the provisions of this Section 6.1(a), as shall be necessary for the purpose of determining Acquiror’s continued compliance with the terms and conditions of this Agreement. The Company and its Representatives may, during such period, make or cause to be made such reasonable investigation of the operations, records and properties of Acquiror and each of its Subsidiaries and of their respective financial and legal conditions as Company shall deem necessary or advisable to familiarize itself with such records, properties and other matters; provided, however, that such access or investigation shall not interfere materially with the normal operations of Acquiror or any of its Subsidiaries. Upon request, Acquiror and each of its Subsidiaries will furnish the Company or its Representatives attorneys’ responses to auditors’ requests for information regarding Acquiror or such Subsidiary, as the case may be, and such financial and operating data and other information reasonably requested by the Company (provided, such disclosure would not result in the waiver by Acquiror or any of its Subsidiaries of any claim of attorney-client privilege). No investigation by the Company or any of its Representatives shall affect the representations and warranties made by Acquiror in this Agreement. This Section 6.1(a) shall not require the disclosure of any information to the Company the disclosure of which, in Acquiror’s reasonable judgment: (i) would be prohibited by any applicable Legal Requirement; (ii) would result in the breach of any agreement with any third party in effect on the Agreement Date; or (iii) relate to pending or threatened litigation or investigations, if disclosure might affect the confidential nature of, or any privilege relating to, the matters being discussed. If any of the restrictions in the preceding sentence shall apply, the Company and Acquiror will make appropriate alternative disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with any applicable Legal Requirement.

(b)            From the Agreement Date until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, Acquiror shall promptly furnish to the Company: (i) a copy of each report, schedule, registration statement and other document filed, furnished or received by it during such period pursuant to the requirements of federal and state banking laws or federal or state securities laws, which is not available on the SEC’s EDGAR internet database; and (ii) a copy of each report filed by it or any of its Subsidiaries with any Regulatory Authority; in each case other than portions of such documents relating to confidential supervisory or examination materials or the disclosure of which would violate any applicable Legal Requirement.

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(c)            All information obtained by the Company in accordance with this Section 6.1 shall be treated in confidence as provided in the Confidentiality Agreement.

Section 6.2            Operation of Acquiror and Acquiror Subsidiaries.

(a)            Except as previously disclosed in the Acquiror Previous Disclosure, as required by applicable Legal Requirements, or with the prior written consent of the Company, which shall not be unreasonably withheld, conditioned or delayed, during the period from the Agreement Date to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, Acquiror shall, and shall cause each of its Subsidiaries to: (i) conduct its business in the Ordinary Course of Business; (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships; and (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company or Acquiror to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions.

(b)            Except as previously disclosed in the Acquiror Previous Disclosure, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirements or with the prior written consent of the Company, which shall not be unreasonably withheld, conditioned or delayed, during the period from the Agreement Date to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, Acquiror shall not, and shall cause each of its Subsidiaries not to: (i) take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Acquiror or the Company to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions; (ii) amend the Acquiror Certificate of Incorporation or the Acquiror Bylaws, or similar governing documents of any of its Subsidiaries, in a manner that would materially and adversely affect the benefits of the Merger to the stockholders of the Company; (iii) directly or indirectly adjust, split, combine, redeem or reclassify any shares of Acquiror Common Stock; (iv) amend the terms of, waive any rights under, terminate (other than at its stated expiration date), violate the terms of or enter into any Contract or other binding obligation relating to Acquiror Common Stock or rights associated therewith; or (v) agree to take, make any commitment to take, or adopt any resolutions of the Acquiror Board in support of, any of the actions prohibited by this Section 6.2.

Section 6.3            Acquiror Voting Agreement. Concurrently with the execution and delivery of this Agreement, Acquiror shall deliver to the Company the Acquiror Voting Agreement, signed by all of the directors and executive officers of Acquiror as of the Agreement Date who own or control the voting of any shares of Acquiror Common Stock.

Section 6.4            Acquiror Stockholders’ Meeting.

(a)            Subject to the other provisions of this Agreement, Acquiror shall, as promptly as reasonably practicable after the date the Registration Statement is declared effective, take all action necessary, including as required by and in accordance with the DGCL, Acquiror Certificate of Incorporation and Acquiror Bylaws to duly call, give notice of, convene and hold a meeting of its stockholders (including any adjournment or postponement, the “Acquiror Stockholders’ Meeting”) for the purpose of obtaining the Acquiror Stockholder Approval. Acquiror and the Acquiror Board will use their commercially reasonable efforts to obtain from its stockholders the Acquiror Stockholder Approval, including by recommending that its stockholders vote in favor of any proposal for the Acquiror Stockholder Approval, and Acquiror and the Acquiror Board will not withhold, withdraw, qualify or adversely modify (or publicly propose or resolve to withhold, withdraw, qualify or adversely modify) the Acquiror Board’s recommendation to Acquiror’s stockholders that Acquiror’s stockholders vote in favor of any proposal for the Acquiror Stockholder Approval (an “Acquiror Adverse Recommendation”).

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(b)            Notwithstanding the foregoing, prior to the time the Acquiror Stockholder Approval is obtained, the Acquiror Board may make an Acquiror Adverse Recommendation or publicly propose or resolve to make an Acquiror Adverse Recommendation if, after consultation with outside counsel, the Acquiror Board determines in good faith it is reasonably likely that to, or to continue to, recommend this Agreement to its stockholders would result in a violation of its fiduciary duties under applicable Legal Requirements, subject to Section 10.3.

Section 6.5             Information Provided to the Company. Acquiror agrees that the information concerning Acquiror or any of its Subsidiaries that is provided or to be provided by Acquiror to the Company for inclusion or that is included in the Registration Statement or Proxy Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will: (i) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (ii) in the case of the Proxy Statement or any amendment thereof or supplement thereto, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, Acquiror shall have no responsibility for the truth or accuracy of any information with respect to the Company or any of its Subsidiaries or any of their Affiliates contained in the Registration Statement or in any document submitted to, or other communication with, any Regulatory Authority.

Section 6.6             Operating Functions. Acquiror and Acquiror Bank shall cooperate with the Company and the Bank in connection with planning for the efficient and orderly combination of the parties and the operation of the Bank and Acquiror Bank, and in preparing for the consolidation of the banks’ appropriate operating functions to be effective at the Effective Time or such later date as the parties may mutually agree.

Section 6.7             Indemnification.

(a)            Acquiror agrees that all rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of each Person who is now, or has been at any time prior to the Agreement Date or who becomes prior to the Effective Time an officer or director of the Company or any of its Subsidiaries (each, an “Indemnified Party”) as provided in the Company Certificate of Incorporation or the Charter or other organizational documents of any of the Company’s Subsidiaries, as appropriate, in each case as in effect on the Agreement Date, or pursuant to any other Contracts in effect as of the Agreement Date and as set forth on Section 6.7(a) of the Company Disclosure Schedules, shall be assumed by the Surviving Entity, without further action, at the Effective Time and shall survive the Merger and shall remain in full force and effect in accordance with their terms. For a period of six (6) years after the Effective Time, the Surviving Entity shall, and Acquiror shall cause the Surviving Entity to, cause the Certificate of Incorporation of the Surviving Entity to contain provisions with respect to indemnification, advancement of expenses and exculpation that are at least as favorable to the Indemnified Parties as the indemnification, advancement of expenses and exculpation provisions set forth in the Company Certificate of Incorporation or the Charter or other organizational documents of any of the Company’s Subsidiaries, as appropriate as of the Agreement Date. During such six (6)-year period, such provisions may not be repealed, amended or otherwise modified in any manner except as required by applicable Legal Requirements.

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(b)            Prior to the Effective Time, the Company shall obtain or cause its Subsidiaries to obtain and Acquiror shall fully pay the premium for the extension of the Company’s and each of its Subsidiaries’ directors’ and officers’ liability insurance policies set forth on Section 6.7(b) of the Company Disclosure Schedules (complete and accurate copies of which have been heretofore made available to Acquiror) (the “Existing D&O Policy”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each Person currently covered by the Existing D&O Policy for a period of up to six (6) years after the Effective Time; provided, that, Acquiror shall not be required to pay in the aggregate more than 250% of the amount of the aggregate annual premium paid by the Company, or its Subsidiaries, as applicable, for the current policy term for such policy, which annual premium is set forth on Section 6.7(b) of the Company Disclosure Schedules. It is understood and agreed that if the aggregate premiums for the coverage set forth in this Section 6.7(b) would exceed such 250% amount, Acquiror shall be obligated to pay for the maximum available coverage as may be obtained by the Company, or its Subsidiaries, as applicable, for such 250% amount.

(c)            If Acquiror or any of its successors or assigns shall: (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfer all or substantially all its properties and assets to any Person; then, and in each such case, Acquiror shall cause proper provision to be made so that the successor and assign of Acquiror assumes the obligations set forth in this Section 6.7.

(d)            The provisions of this Section 6.7 shall survive consummation of the Merger and the Bank Merger and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives.

Section 6.8            Authorization and Reservation of Acquiror Common Stock. The Acquiror Board shall authorize and reserve the maximum number of shares of Acquiror Common Stock to be issued pursuant to this Agreement.

Section 6.9            Stock Exchange Listing. Acquiror shall use its reasonable best efforts to cause all shares of Acquiror Common Stock issuable or to be reserved for issuance under this Agreement to be approved for listing on the Nasdaq Capital Market prior to the Closing Date.

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Section 6.10          Board Representation. Subject to any necessary approval by the appropriate Regulatory Authorities, Acquiror shall take all appropriate action, subject to and in accordance with the Acquiror Certificate of Incorporation and the Acquiror Bylaws, to appoint one individual serving on the Company Board and mutually agreeable to the Company and Acquiror, to the Acquiror Board, effective immediately upon the Effective Time.

Section 6.11          Eligibility Period. Acquiror will, from the Effective Time and for at least three (3) months thereafter, cause Acquiror’s Employee Stock Ownership Plan, as amended (the “Acquiror ESOP”), to maintain a three (3) month eligibility period for new participants, including but not limited to employees of the Company and its Subsidiaries.

Section 6.12          Acquiror ESOP Matters. On or before the Effective Time, Acquiror may, in its sole discretion, engage a special, independent trustee and if one is engaged, Acquiror shall direct such trustee (the “Acquiror ESOP Trustee”) to: (i) provide to the Acquiror ESOP participants similar notices and materials provided to other Acquiror stockholders with respect to those matters requiring a vote or election of the Acquiror stockholders under this Agreement; (ii) obtain direction from the Acquiror ESOP participants as to how to vote those shares of Acquiror Common Stock allocated to the accounts of the Acquiror ESOP participants with respect to those matters for which a stockholder vote is required, and elections permitted, under this Agreement; (iii) vote, and make elections as to, such shares of Acquiror Common Stock in accordance with the direction of the Acquiror ESOP participants and in accordance with the Acquiror ESOP; and (iv) vote, and make elections as to, the shares of Acquiror Common Stock for which no voting or election direction has been timely received. If requested by the Acquiror ESOP Trustee, the Company and Acquiror shall use commercially reasonable efforts and cooperate with the Acquiror ESOP Trustee to enable the Acquiror ESOP Trustee, in its capacity as independent discretionary trustee of the Acquiror ESOP, to obtain a fairness opinion dated as of the Effective Date from an independent financial advisor in form and substance reasonably satisfactory to the Company and Acquiror.

ARTICLE 7
COVENANTS OF ALL PARTIES

Section 7.1             Regulatory Approvals. As soon as practicable following the Agreement Date, but in no event more than forty-five (45) days after the Agreement Date, Acquiror shall prepare and file with the applicable Regulatory Authorities appropriate applications, notices or filings to obtain all Requisite Regulatory Approvals, and the Company and each of its Subsidiaries will cooperate with Acquiror as reasonably requested by Acquiror, and the Company will comply with the terms of such Requisite Regulatory Approvals. Acquiror shall provide the Company with copies of the non-confidential portions of all applications, notices or filings filed with any Regulatory Authorities for the Requisite Regulatory Approvals, and Acquiror shall keep the Company informed as to the progress of such applications and provide the Company with copies of all non-confidential correspondence or orders evidencing the Requisite Regulatory Approvals. The Company will, upon request, furnish Acquiror with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any application, notices or filing made by or on behalf of Acquiror with or to any Regulatory Authority in connection with the Contemplated Transactions.

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Section 7.2            SEC Registration. As soon as practicable following the Agreement Date, the Company and Acquiror shall prepare and file with the SEC the Proxy Statement and Acquiror shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included. Acquiror shall use its commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the Contemplated Transactions. Prior to the filing of the Registration Statement, Acquiror shall consult with the Company with respect to such filing and shall afford the Company and its representatives reasonable opportunity to review and comment thereon. The Registration Statement and the Proxy Statement shall include all information reasonably requested by the Company to be included. The Company will use its commercially reasonable efforts to cause the Proxy Statement to be mailed to the Company’s stockholders, and Acquiror will use its commercially reasonable efforts to cause the Proxy Statement to be mailed to Acquiror’s stockholders, in each case as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Acquiror shall also take any action required to be taken under any applicable Legal Requirement in connection with the Acquiror Stock Issuance, and each party shall furnish all information concerning itself and its stockholders as may be reasonably requested in connection with any such action. Acquiror will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Acquiror Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC to amend the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. The parties shall use commercially reasonable efforts to respond (with the assistance of the other party) as promptly as practicable to any comments of the SEC with respect thereto. If prior to the Effective Time any event occurs with respect to the Company, Acquiror or any Subsidiary of the Company or Acquiror, respectively, or any change occurs with respect to information supplied by or on behalf of the Company or Acquiror, respectively, for inclusion in the Proxy Statement or the Registration Statement that, in each case, is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, the Company or Acquiror, as applicable, shall promptly notify the other of such event (including, prior to entering into any agreement providing for any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction involving Acquiror or any of its Subsidiaries), and the Company or Acquiror, as applicable, shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Registration Statement and, as required by applicable Legal Requirements, in disseminating the information contained in such amendment or supplement to the Company’s stockholders and to Acquiror’s stockholders. Acquiror shall take all action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “Blue Sky” Legal Requirements and the rules and regulations thereunder in connection with the Merger and the issuance of Acquiror Common Stock as consideration hereunder. Except as otherwise set forth in this Agreement, no amendment or supplement (including by incorporation by reference) to the Registration Statement or the Proxy Statement shall be made without the approval of the Company or Acquiror, which approval shall not be unreasonably withheld, conditioned or delayed; provided, however, that the Company, in connection with a Company Adverse Recommendation, may amend or supplement the Proxy Statement or the Registration Statement (including by incorporation by reference) pursuant to an amendment to effect such change, and in such event, Acquiror’s approval right in this Section 7.2 shall apply only with respect to such information relating to Acquiror or its business, financial condition or results of operations, and shall be subject to the right of Acquiror to have the Acquiror Board’s deliberations and conclusions be accurately described therein, and, provided further, that Acquiror, in connection with an Acquiror Adverse Recommendation, may amend or supplement the Proxy Statement or the Registration Statement (including by incorporation by reference) pursuant to an amendment to effect such change, and in such event, the Company’s approval right in this Section 7.2 shall apply only with respect to such information relating to the Company or its business, financial condition or results of operations, and shall be subject to the right of the Company to have the Company Board’s deliberations and conclusions be accurately described therein.

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Section 7.3             Publicity. Neither the Company nor Acquiror shall, and neither the Company nor Acquiror shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning the Contemplated Transactions without the prior consent (which shall not be unreasonably withheld or delayed) of Acquiror, in the case of a proposed announcement, statement or disclosure by the Company, or the Company, in the case of a proposed announcement, statement or disclosure by Acquiror; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances), issue or cause the publication of any press release or other public announcement to the extent required by applicable Legal Requirements or by the Nasdaq Rules.

Section 7.4             Commercially Reasonable Efforts; Cooperation. Each of the Company and Acquiror agrees to exercise good faith and use its commercially reasonable efforts to satisfy the various covenants and conditions to Closing in this Agreement, and to consummate the Contemplated Transactions as promptly as practicable. Neither the Company nor Acquiror will intentionally take or intentionally permit to be taken any action that would be a breach of the terms or provisions of this Agreement. The Company agrees to use its commercially reasonable efforts to obtain all consents or approvals necessary to consummate the Contemplated Transactions, including all applicable consents under the Contracts listed (or required to be listed) on Section 3.4 and Section 3.16 of the Company Disclosure Schedules. Between the Agreement Date and the Closing Date, each of the Company and Acquiror will, and will cause each of its respective Subsidiaries, and all of their respective Affiliates and Representatives to, cooperate with respect to all filings that any party is required by any applicable Legal Requirements to make in connection with the Contemplated Transactions. Subject to applicable Legal Requirements and the instructions of any Regulatory Authority, each party shall keep the other party reasonably apprised of the status of matters relating to the completion of the Contemplated Transactions, including promptly furnishing the other party with copies of non-confidential notices or other written communications received by it or any of its Subsidiaries from any Regulatory Authority with respect to such transactions.

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Section 7.5            Tax Free Reorganization.

(a)            The parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) and related sections of the Code and that this Agreement constitutes a “plan of reorganization” within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code (the “Intended Tax Consequences”). From and after the Agreement Date and until the Effective Time, each of the Company and Acquiror shall use its commercially reasonable efforts, and shall cause their Subsidiaries to use commercially reasonable efforts, to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Following the Effective Time, neither Acquiror nor any Affiliate of Acquiror knowingly shall take any action, cause any action to be taken, fail to take any action, or cause any action to fail to be taken, which action or failure to act could prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Within forty-five (45) days following the Effective Time, the Surviving Entity shall comply with the reporting requirements of Section 1.6045B-1(a)(2) of the Treasury Regulations. Each of the Company and Acquiror shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code on its United States federal income Tax Return, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b)            As of the Agreement Date, to the Knowledge of the Company, there is no reason: (i) why the Company would not be able to deliver to counsel to the Company and counsel to Acquiror, at the date of the legal opinions referred to in Section 8.8 and Section 9.8, certificates substantially in compliance with IRS published advance ruling guidelines, with reasonable or customary exceptions and modifications thereto (the “IRS Guidelines”), to enable counsel to the Company and counsel to Acquiror to deliver the legal opinions contemplated Section 8.8 and Section 9.8, respectively, and the Company hereby agrees to deliver such certificates effective as of the date of such opinions; or (ii) why counsel to the Company would not be able to deliver the opinion required by Section 9.8. The Company will deliver such certificates to counsel to the Company and counsel to Acquiror.

(c)            As of the Agreement Date, to the Knowledge of Acquiror, there is no reason: (i) why Acquiror would not be able to deliver to counsel to Acquiror and counsel to the Company, at the date of the legal opinions referred to in Section 8.8 and Section 9.8, certificates substantially in compliance with IRS Guidelines, to enable counsel to Acquiror and counsel to the Company to deliver the legal opinions contemplated Section 8.8 and Section 9.8, respectively, and Acquiror hereby agrees to deliver such certificates effective as of the date of such opinions; or (ii) why counsel to Acquiror would not be able to deliver the opinion required by Section 8.8. Acquiror will deliver such certificates to counsel to Acquiror and counsel to the Company.

Section 7.6             Employees and Employee Benefits.

(a)            All individuals employed by the Company or any of its Subsidiaries immediately prior to the Closing (“Covered Employees”) shall automatically become employees of Acquiror as of the Closing. Following the Closing, Acquiror shall initially provide employee benefit plans and compensation opportunities for the benefit of Covered Employees that provide employee benefits and compensation opportunities that, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are made available to similarly-situated employees of Acquiror under the Acquiror Benefit Plans; provided, however, that: (i) in no event shall any Covered Employee be eligible to participate in any closed or frozen Acquiror Benefit Plan; and (ii) until such time as Acquiror shall cause Covered Employees to participate in the Acquiror Benefit Plans, a Covered Employee’s continued participation in Company Benefit Plans shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Acquiror Benefit Plans may commence at different times with respect to each Acquiror Benefit Plan). For the avoidance of doubt, nothing in this Section 7.6 is intended to, or shall be interpreted to, provide any rights to continued employment for any Covered Employee for any period of time following the Closing.

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(b)            Except for the Acquiror ESOP, for the purpose of satisfying eligibility requirements and vesting periods (but not for the purpose of benefit accruals) under the Acquiror Benefit Plans providing benefits to the Covered Employees (the “New Plans”), each Covered Employee shall be credited with his or her years of service with the Company and each of its Subsidiaries and their respective predecessors to the same extent as such Covered Employee was entitled to credit for such service under any applicable Company Benefit Plan in which such Covered Employee participated or was eligible to participate immediately prior to the Transition Date; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service.

(c)            In addition, and without limiting the generality of the foregoing, as of the Transition Date, Acquiror shall use commercially reasonable efforts to provide that: (i) each Covered Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is similar in type to an applicable Company Benefit Plan in which such Covered Employee was participating immediately prior to the Transition Date (such Company Benefit Plans prior to the Transition Date collectively, the “Old Plans”); (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or similar benefits to any Covered Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan shall be waived for such Covered Employee and his or her covered dependents, unless such conditions would not have been waived under the Old Plan in which such Covered Employee, as applicable, participated or was eligible to participate immediately prior to the Transition Date; and (iii) any eligible expenses incurred by such Covered Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the Transition Date shall be taken into account under such New Plan to the extent such eligible expenses were incurred during the plan year of the New Plan in which the Transition Date occurs for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Covered Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d)            The Company and each of its Subsidiaries shall take all actions necessary to terminate the Company’s severance policies immediately prior to the Effective Time. Subject to the provisions of Section 7.6(e), following the Effective Time, Acquiror or Acquiror’s Subsidiary will cause any eligible Covered Employee (exempt and non-exempt) to be covered by a severance policy under which employees who incur a qualifying involuntary termination of employment will be eligible to receive severance pay in accordance with the severance pay schedule set forth on Exhibit E. Notwithstanding the foregoing, no Covered Employee eligible to receive a CIC Payment shall be entitled to participate in the severance policy described in this Section 7.6(d) or to otherwise receive severance benefits; provided, however, that a Covered Employee who becomes an employee of Acquiror or one of Acquiror’s Subsidiaries after the Closing shall be entitled to be covered by the severance policy under which employees who incur a qualifying involuntary termination of employment and be eligible to receive severance pay in accordance with the severance policy of Acquiror or the Bank, whichever is applicable. Any Covered Employee who waives and relinquishes his or her right to a CIC Payment will be eligible for a severance payment as provided in this Section 7.6(d).

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(e)            Any Company employee who has or is party to any employment agreement, severance agreement, change in control agreement, salary continuation agreement or any other agreement or arrangement that provides for a CIC Payment shall not receive any severance benefits as provided in Section 7.6(d), but will receive the CIC Payment to the extent it is required to be paid under such agreement; provided, that, on or before the Closing Date, the Company will take all steps necessary to ensure that in the event that the amounts of the CIC Payment, either individually or in conjunction with a payment or benefit under any other plan, agreement or arrangement that is aggregated for purposes of Section 280G of the Code (in the aggregate “Total Payments”), would constitute an “excess parachute payment” within the meaning of Section 280G of the Code that is subject to the Tax imposed by Section 4999 of the Code, then the amounts of the CIC Payment shall be reduced such that the value of the Total Payments that each counterparty is entitled to receive shall be $1.00 less than the maximum amount which the counterparty may receive without becoming subject to the excise tax or resulting in a disallowance of a deduction of the payment of such amount under Section 280G of the Code.

Section 7.7            Takeover Laws. If any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover Legal Requirement is or may become applicable to the Merger, the parties shall use their respective commercially reasonable efforts to (i) take such actions as are reasonably necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and (ii) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such Legal Requirement on the Merger and the Contemplated Transactions.

Section 7.8            Section 16 Matters. Prior to the Effective Time, the parties will each take such steps as may be necessary or appropriate to cause any dispositions of Company Common Stock or acquisitions of Acquiror Common Stock resulting from the Merger and the Contemplated Transactions by each individual who is or may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.9             Stockholder Litigation. Each of Acquiror and the Company shall promptly advise the other party in writing after becoming aware of any Legal Action commenced, or to the Knowledge of such party, threatened, against such party or any of its officers or directors by any stockholder of such party (on their own behalf or on behalf of such party) or by any Regulatory Authority relating to this Agreement or the Contemplated Transactions (the “Transaction Litigation”) and shall keep the other party reasonably informed regarding any Transaction Litigation. Each party shall: (i) give the other party the opportunity to participate in the defense and settlement of any such Transaction Litigation; (ii) keep the other party reasonably apprised on a prompt basis of proposed strategy and other significant decisions with respect to any Transaction Litigation, and provide the other party with the opportunity to consult with such party regarding the defense of any such litigation, which advice such party shall consider in good faith; and (iii) not settle any Transaction Litigation without the prior written consent of the other party (which consent shall not be unreasonably withheld, delayed or conditioned).

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Section 7.10          Company ESOP Fairness Opinion.  If requested by the Company ESOP Trustee, the Company and Acquiror shall use commercially reasonable efforts and cooperate with the Company ESOP Trustee to enable the Company ESOP Trustee, in its capacity as independent discretionary trustee of the Company ESOP, to obtain an opinion dated as of the Effective Date from an independent financial advisor meeting the requirements of Section 401(a)(28)(C) of the Code, in form and substance reasonably satisfactory to the Company and Acquiror, that after review of the terms of the Contemplated Transactions: (i) the consideration to be paid to the Company ESOP for the Company Common Stock held by the Company ESOP in connection with the Contemplated Transactions is not less than the fair market value (as such term is used in determining “adequate consideration” under Section 3(18) of ERISA) of the Company Common Stock owned by the Company ESOP; and (ii) that the terms of the Contemplated Transactions, including, without limitation, the consideration to be received by the Company ESOP in connection with the Contemplated Transactions, are fair to the ESOP from a financial point of view.

ARTICLE 8
CONDITIONS PRECEDENT TO OBLIGATIONS OF ACQUIROR

The obligations of Acquiror to consummate the Contemplated Transactions and to take the other actions required to be taken by Acquiror at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Acquiror in whole or in part):

Section 8.1            Accuracy of Representations and Warranties. Other than the representations and warranties of the Company contained in Section 3.1, Section 3.2, Section 3.3, Section 3.5, Section 3.6, Section 3.7 and Section 3.21, the representations and warranties of the Company contained in this Agreement and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the Agreement Date and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of the Company contained in Section 3.1, Section 3.2, Section 3.3, Section 3.5, Section 3.6, Section 3.7 and Section 3.21 shall be true and correct in all respects on and as of the Agreement Date and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

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Section 8.2             Performance by the Company. The Company shall have performed and complied in all material respects with all of the agreements, covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date.

Section 8.3            Stockholder Approvals. The Company Stockholder Approval and the Acquiror Stockholder Approval shall have been obtained.

Section 8.4            No Proceedings, Injunctions or Restraints; Illegality. Since the Agreement Date, there must not have been commenced or threatened any Proceeding: (i) other than the stockholder litigation contemplated by Section 7.9, involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions; or (ii) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions, in either case that would reasonably be expected by the Acquiror Board to have a Material Adverse Effect on the Surviving Entity. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other Contemplated Transactions shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Regulatory Authority which prohibits or makes illegal consummation of the Merger.

Section 8.5             Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and no such Requisite Regulatory Approval shall have imposed a restriction or condition on, or requirement of, such approval that would, after the Effective Time, reasonably be expected by the Acquiror Board to materially restrict or burden the Surviving Entity.

Section 8.6             Registration Statement. The Registration Statement shall have become effective under the Securities Act. No stop order shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no Proceeding shall have been commenced or be pending or threatened for such purpose.

Section 8.7             Officers’ Certificate. Acquiror shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying as to the matters set forth in Section 8.1 and Section 8.2.

Section 8.8             Tax Opinion. Acquiror shall have received a written opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP, tax counsel to Acquiror, in form and substance reasonably satisfactory to the Company and Acquiror, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion: (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (ii) the Company and Acquiror will each be a party to such reorganization within the meaning of Section 368(b) of the Code; and (iii) no gain or loss will be recognized by holders of Company Common Stock upon the receipt of shares of Acquiror Common Stock in exchange for their shares of Company Common Stock, except to the extent of any cash received in lieu of fractional shares of Acquiror Common Stock pursuant to Section 2.4. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Acquiror and the Company, reasonably satisfactory in form and substance to such counsel.

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Section 8.9             FIRPTA Certificate. The Company shall have delivered to Acquiror a properly executed statement from the Company that meets the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h)(1), dated as of the Closing Date in a form and substance acceptable to Acquiror.

Section 8.10          Stock Exchange Listing. Acquiror shall have filed with the Nasdaq Capital Market a notification form for the listing of all shares of Acquiror Common Stock to be delivered in the Merger, and the Nasdaq Capital Market shall not have objected to the listing of such shares of Acquiror Common Stock.

Section 8.11          Company Subsidiaries. The Company shall have effected the dissolution or merger of HFSB and HFIS requested by Acquiror pursuant to Section 5.19.

Section 8.12          Termination of Customer Accounts. The Company shall have terminated and closed all of the customer accounts set forth on Section 5.13 of the Company Disclosure Schedules pursuant to binding termination agreements.

Section 8.13          Company Transaction Expenses. All Company Transaction Expenses shall have been paid or accrued by the Company or the Bank on or prior to the Closing Date, and all Company Transaction Expenses paid or accrued by the Company or the Bank shall have been reflected in the calculation of Stockholders’ Equity pursuant to Section 12.1(uuu).

Section 8.14          No Material Adverse Effect. From the Agreement Date to the Closing, there shall be and have been no change in the financial condition, assets or business of the Company or any of its Subsidiaries that has had or would reasonably be expected to have a Material Adverse Effect on the Company.

ARTICLE 9
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE COMPANY

The obligations of the Company to consummate the Contemplated Transactions and to take the other actions required to be taken by the Company at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by the Company, in whole or in part):

Section 9.1            Accuracy of Representations and Warranties. Other than the representations and warranties of Acquiror contained in Section 4.1, Section 4.2, Section 4.3, Section 4.5, Section 4.6, Section 4.7 and Section 4.18, the representations and warranties of Acquiror contained in this Agreement and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the Agreement Date and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of Acquiror contained in Section 4.1, Section 4.2, Section 4.3, Section 4.5, Section 4.6, Section 4.7 and Section 4.18 shall be true and correct in all respects on and as of the Agreement Date and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

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Section 9.2             Performance by Acquiror. Acquiror shall have performed and complied in all material respects with all of the agreements, covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date.

Section 9.3            Stockholder Approvals. The Company Stockholder Approval and the Acquiror Stockholder Approval shall have been obtained.

Section 9.4             No Proceedings; No Injunctions or Restraints; Illegality. Since the Agreement Date, there must not have been commenced or threatened any Proceeding: (i) other than the stockholder litigation contemplated by Section 7.9, involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions; or (ii) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions, in either case that would reasonably be expected by the Company Board to have a Material Adverse Effect on the Surviving Entity. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other Contemplated Transactions shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Regulatory Authority which prohibits or makes illegal consummation of the Merger.

Section 9.5             Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and no such Requisite Regulatory Approval shall have imposed a restriction or condition on, or requirement of, such approval that would, after the Effective Time, reasonably be expected by the Company Board to materially restrict or burden the Surviving Entity.

Section 9.6             Registration Statement. The Registration Statement shall have become effective under the Securities Act. No stop order shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no Proceeding shall have been commenced or be pending or threatened for such purpose.

Section 9.7             Officers’ Certificate. The Company shall have received a certificate signed on behalf of Acquiror by an executive officer of Acquiror certifying as to the matters set forth in Section 9.1 and Section 9.2.

Section 9.8             Tax Opinion. The Company shall have received a written opinion of Ballard Spahr LLP, tax counsel to the Company, in form and substance reasonably satisfactory to the Company and Acquiror, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion: (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (ii) the Company and Acquiror will each be a party to such reorganization within the meaning of Section 368(b) of the Code; and (iii) no gain or loss will be recognized by holders of Company Common Stock upon the receipt of shares of Acquiror Common Stock in exchange for their shares of Company Common Stock, except to the extent of any cash received in lieu of fractional shares of Acquiror Common Stock pursuant to Section 2.4. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Acquiror and the Company, reasonably satisfactory in form and substance to such counsel.

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Section 9.9             Stock Exchange Listing. Acquiror shall have filed with the Nasdaq Capital Market a notification form for the listing of all shares of Acquiror Common Stock to be delivered in the Merger, and the Nasdaq Capital Market shall not have objected to the listing of such shares of Acquiror Common Stock.

Section 9.10          No Material Adverse Effect. From the Agreement Date to the Closing, there shall be and have been no change in the financial condition, assets or business of Acquiror or any of its Subsidiaries that has had or would reasonably be expected to have a Material Adverse Effect on Acquiror.

ARTICLE 10
TERMINATION

Section 10.1          Termination of Agreement. This Agreement may be terminated only as set forth below, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or Acquiror, by:

(a)            Mutual consent of the Acquiror Board and Company Board, each evidenced by appropriate written resolutions;

(b)            Acquiror, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (except for breaches of Section 5.4 or Section 5.10, which are separately addressed in Section 10.1(g)), which breach or failure to perform, either individually or together with other such breaches, in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur would result in the failure of any of the conditions set forth in ARTICLE 8 and such breach or failure to perform has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach, making such untrue representation and warranty or failing to perform; provided, however, that such breach or failure is not a result of the failure by Acquiror or any of its Subsidiaries to perform and comply in all material respects with any of their obligations under this Agreement that are to be performed or complied with by them prior to or on the date required hereunder;

(c)            The Company, if Acquiror shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or together with other such breaches, in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur would result in the failure of any of the conditions set forth in ARTICLE 9 and such breach or failure to perform has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach, making such untrue representation and warranty or failing to perform; provided, however, that such breach or failure is not a result of the failure by the Company or any of its Subsidiaries to perform and comply in all material respects with any of their obligations under this Agreement that are to be performed or complied with by it prior to or on the date required hereunder;

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(d)            Acquiror or the Company if: (i) any Regulatory Authority that must grant a Requisite Regulatory Approval has denied approval of any of the Contemplated Transactions and such denial has become final and nonappealable; (ii) any application, filing or notice for a Requisite Regulatory Approval has been withdrawn at the request or recommendation of the applicable Regulatory Authority; (iii) if the Company Stockholder Approval is not obtained following the Company Stockholders’ Meeting; or (iv) the Acquiror Stockholder Approval is not obtained following the Acquiror Stockholders’ meeting; provided, however, that the right to terminate this Agreement under this Section 10.1(d) shall not be available to a party whose failure (or the failure of any of its Affiliates) to fulfill any of its obligations (excluding warranties and representations) under this Agreement has been the cause of or resulted in the occurrence of any event described in clauses (i) and (ii) above;

(e)            Acquiror or the Company, if the Effective Time shall not have occurred at or before the twelve (12) month anniversary of the Agreement Date (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to any party to this Agreement whose failure to fulfill any of its obligations (excluding warranties and representations) under this Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date;

(f)             Acquiror or the Company, if any court of competent jurisdiction or other Regulatory Authority shall have issued a judgment, Order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the Contemplated Transactions and such judgment, Order, injunction, rule, decree or other action shall have become final and nonappealable;

(g)            Acquiror, if the Company materially breaches any of its obligations under Section 5.4 or Section 5.10;

(h)            The Company, pursuant to Section 5.10;

(i)             Acquiror, pursuant to Section 5.14(c);

(j)             Acquiror, if the Company makes or publicly proposes to make a Company Adverse Recommendation; or

(k)            The Company, if Acquiror materially breaches any of its obligations under Section 6.4 or Acquiror makes or publicly proposes to make an Acquiror Adverse Recommendation.

Section 10.2          Effect of Termination or Abandonment. In the event of the termination of this Agreement and the abandonment of the Merger pursuant to Section 10.1, this Agreement shall become null and void, and there shall be no liability of one party to the other or any restrictions on the future activities on the part of any party to this Agreement, or its respective directors, officers or stockholders, except that: (i) the Confidentiality Agreement, this Section 10.2, Section 10.3 and ARTICLE 11 shall survive such termination and abandonment; and (ii) no such termination shall relieve the breaching party from liability resulting from a breach by that party of this Agreement.

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Section 10.3          Fees and Expenses.

(a)            Except as otherwise provided in this Section 10.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other Contemplated Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b)            If this Agreement is terminated by Acquiror pursuant to Section 10.1(g) or Section 10.1(j) or by the Company pursuant to Section 10.1(h), then the Company shall pay to Acquiror, within two (2) Business Days after such termination, an amount equal to $4,600,000 (the “Company Termination Fee”) by wire transfer of immediately available funds to such account as Acquiror shall designate.

(c)            If this Agreement is terminated by the Company pursuant to Section 10.1(k), then Acquiror shall pay to the Company, within two (2) Business Days after such termination, an amount equal to $4,600,000 (the “Acquiror Termination Fee”) by wire transfer of immediately available funds to such account as the Company shall designate.

(d)            If, after the Agreement Date and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management of the Company or has been made directly to its stockholders generally or any Person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to the Company and (i) thereafter this Agreement is terminated by Acquiror pursuant to Section 10.1(b) as a result of a material breach; and (ii) within twelve (12) months after such termination the Company shall enter into a definitive written agreement with respect to such Acquisition Proposal, the Company shall pay to Acquiror, within two (2) Business Days after the consummation of such definitive written agreement, the Company Termination Fee by wire transfer of immediately available funds to such account as Acquiror shall designate; provided, however, that for purposes of this paragraph, Acquisition Proposal has the meaning ascribed thereto in Section 12.1(n).

(e)            Notwithstanding anything to the contrary in this Agreement, in the circumstances in which the Company Termination Fee is or becomes payable pursuant to Section 10.3(b), Acquiror’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against the Company or any of its Affiliates with respect to the facts and circumstances giving rise to such payment obligation shall be payment of the Company Termination Fee pursuant to Section 10.3(b), and except in the case of fraud or willful and material breach of this Agreement, upon payment in full of such amount, none of Acquiror or any of its Affiliates nor any other Person shall have any rights or claims against the Company or any of its Affiliates (whether at law, in equity, in contract, in tort or otherwise) under or relating to this Agreement or the Contemplated Transactions. The Company shall not be required to pay the Company Termination Fee on more than one occasion.

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(f)            Notwithstanding anything to the contrary in this Agreement, in the circumstances in which the Acquiror Termination Fee is or becomes payable pursuant to Section 10.3(c), the Company’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against Acquiror or any of its Affiliates with respect to the facts and circumstances giving rise to such payment obligation shall be payment of the Acquiror Termination Fee pursuant to Section 10.3(c), and except in the case of fraud or willful and material breach of this Agreement, upon payment in full of such amount, none of the Company nor any of its Affiliates nor any other Person shall have any rights or claims against Acquiror or any of its Affiliates (whether at law, in equity, in contract, in tort or otherwise) under or relating to this Agreement or the Contemplated Transactions. Acquiror shall not be required to pay the Acquiror Termination Fee on more than one occasion.

ARTICLE 11
MISCELLANEOUS

Section 11.1          Survival. Except for covenants that are expressly to be performed after the Closing, none of the representations, warranties and covenants contained herein shall survive beyond the Closing.

Section 11.2          Governing Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware applicable to Contracts made and wholly to be performed in such state without regard to conflicts of laws. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts located in Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Contemplated Transactions, and hereby waives, and agrees not to assert, as a defense in any action, suit or Proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or Proceeding may not be brought or is not maintainable in said court or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such court, and the parties hereto irrevocably agree that all claims with respect to such action or Proceeding shall be heard and determined in such court. The parties hereby consent to and grant any such court jurisdiction over the Person of such parties and agree that mailing of process or other papers in connection with any such action or Proceeding in the manner provided under Section 11.6 or in such other manner as may be permitted by Legal Requirements shall be valid and sufficient service thereof. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, TO IT THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH HEREIN.

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Section 11.3          Assignments, Successors and No Third Party Rights. Neither party to this Agreement may assign any of its rights under this Agreement (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement and every representation, warranty, covenant, agreement and provision hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except for Section 6.7, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 11.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the Agreement Date or as of any other date.

Section 11.4          Modification. This Agreement may be amended, modified or supplemented by the parties at any time before or after the Company Stockholder Approval is obtained; provided, however, that after the Company Stockholder Approval is obtained, there may not be, without further approval of the Company’s stockholders, any amendment of this Agreement that requires further approval under applicable Legal Requirements. This Agreement may not be amended, modified or supplemented except by an instrument in writing signed on behalf of each of the parties.

Section 11.5          Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, to the extent permitted by applicable Legal Requirements: (i) extend the time for the performance of any of the obligations or other acts of the other party; (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; or (iii) waive compliance with or amend, modify or supplement any of the agreements or conditions contained in this Agreement which are for the benefit of the waiving party. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. Except as provided in ARTICLE 10, the rights and remedies of the parties to this Agreement are cumulative and not alternative. To the maximum extent permitted by applicable Legal Requirements: (i) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (ii) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (iii) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

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Section 11.6          Notices. All notices, consents, waivers and other communications under this Agreement shall be in writing (which shall include electronic mail) and shall be deemed to have been duly given if delivered by hand or by nationally recognized overnight delivery service (receipt requested), mailed by registered or certified U.S. mail (return receipt requested) postage prepaid or sent by electronic mail (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Acquiror, to:

Alerus Financial Corporation
401 Demers Avenue

Grand Forks, North Dakota 58201
Telephone: (701) 795-3200
Attention: Katie Lorenson (katie.lorenson@alerus.com)

Alerus Financial Corporation
401 Demers Avenue

Grand Forks, North Dakota 58201
Telephone: (952) 417-8494
Attention: Nicholas Brenckman (nick.brenckman@alerus.com)

with copies, which shall not constitute notice, to:

Barack Ferrazzano Kirschbaum & Nagelberg LLP

200 W. Madison Street, Suite 3900

Chicago, Illinois 60606

Telephone: (312) 629-5143

Attention: Joseph Ceithaml (joseph.ceithaml@bfkn.com)

If to the Company, to: HMN Financial, Inc. 1016 Civic Center Dr. NW Rochester, Minnesota 55901 Telephone: (507) 535-1309 Attention: Bradley Krehbeil (bradk@hfsb.com)

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with copies, which shall not constitute notice, to:

Ballard Spahr LLP

2000 IDS Center

80 South 8th Street

Minneapolis, Minnesota 55402

Telephone: (612) 371-2428

Attention: Scott A. Coleman (colemansa@ballardspahr.com)

or to such other Person or place as the Company shall furnish to Acquiror or Acquiror shall furnish to the Company in writing. Except as otherwise provided herein, all such notices, consents, waivers and other communications shall be effective: (i) if delivered by hand, when delivered; (ii) if delivered by overnight delivery service, on the next Business Day after deposit with such service; (iii) if mailed in the manner provided in this Section 11.6, five (5) Business Days after deposit with the U.S. Postal Service; and (iv) if by e-mail, when sent.

Section 11.7          Entire Agreement. This Agreement, the Schedules and any documents executed by the parties pursuant to this Agreement and referred to herein, together with the Confidentiality Agreement, constitute the entire understanding and agreement of the parties hereto and supersede all other prior agreements and understandings, written or oral, relating to such subject matter between the parties.

Section 11.8          Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Legal Requirements, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Legal Requirements, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement unless the consummation of the Contemplated Transactions is adversely affected thereby.

Section 11.9          Further Assurances. The parties agree: (i) to furnish upon request to each other such further information; (ii) to execute and deliver to each other such other documents; and (iii) to do such other acts and things; all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

Section 11.10        Counterparts. This Agreement and any amendments thereto may be executed in any number of counterparts (including by facsimile or other electronic means), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

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ARTICLE 12
DEFINITIONS

Section 12.1          Definitions. In addition to those terms defined throughout this Agreement, the following terms, when used herein, shall have the following meanings:

(a)            “Acquiror Certificate of Incorporation” means the Third Amended and Restated Certificate of Incorporation of Alerus Financial Corporation, as amended.

(b)            “Acquiror Bank” means Alerus Financial, National Association, a national banking association headquartered in Grand Forks, North Dakota, and a wholly-owned subsidiary of Acquiror.

(c)            “Acquiror Benefit Plan” means any: (i) qualified or nonqualified “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or other deferred compensation or retirement plan or arrangement; (ii) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) or other health, welfare or similar plan or arrangement; (iii) “employee benefit plan” (as defined in Section 3(3) of ERISA); (iv) equity-based plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award); (v) other compensation, severance, bonus, profit-sharing or incentive plan or arrangement; or (vi) change in control agreement or employment or severance agreement, in each case with respect to clauses (i) through (vi) of this definition, that are maintained by, sponsored by, contributed to, or required to be contributed to, by Acquiror or any of its Subsidiaries for the benefit of any current or former employee, officer or director of Acquiror or any of its Subsidiaries, or any beneficiary thereof.

(d)            “Acquiror Board” means the board of directors of Acquiror.

(e)            “Acquiror Bylaws” means the Alerus Financial Corporation Second Amended and Restated Bylaws, as amended.

(f)             “Acquiror Capital Stock” means the Acquiror Common Stock and the Acquiror Preferred Stock, collectively.

(g)            “Acquiror Common Stock” means the common stock, $1.00 par value per share, of Acquiror.

(h)            “Acquiror Equity Award” means any outstanding stock option, stock appreciation right, restricted stock award, restricted stock unit, or other equity award granted under an Acquiror Stock Plan.

(i)             “Acquiror ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) that, at any relevant time, would be treated as a single employer with Acquiror or any of its Subsidiaries for purposes of Section 414 of the Code.

(j)             “Acquiror Material Contract” means each Contract filed or incorporated by reference as an exhibit to an Acquiror SEC Report.

(k)            “Acquiror SEC Reports” means the annual, quarterly and other reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) filed or furnished by Acquiror with the SEC under the Securities Act, the Exchange Act, or the regulations thereunder.

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(l)             “Acquiror Stock Issuance” means the issuance of the Acquiror Common Stock pursuant to this Agreement.

(m)           “Acquiror Stock Plans” means collectively the following:

(i)            Alerus Financial Corporation 2009 Stock Plan;

(ii)           Alerus Financial Corporation Employee Stock Ownership Plan, as amended; and

(iii)          Alerus Financial Corporation 2019 Equity Incentive Plan, as amended.

(n)            “Acquiror Stockholder Approval” means (i) the adoption and approval of this Agreement by the stockholders of Acquiror, in accordance with Section 251 of the DGCL, by the affirmative vote of holders of a majority of the outstanding shares of Acquiror Common Stock at the Acquiror Stockholders’ Meeting and (ii) the approval of the Acquiror Stock Issuance, as required by Rule 5635(a) of the Nasdaq Rules, by the affirmative vote of the holders of a majority of the votes cast on the matter assuming that a quorum is present.

(o)            “Acquisition Proposal” means a tender or exchange offer to acquire more than 25% of the voting power in the Company or any of its Subsidiaries, a proposal for a merger, consolidation or other business combination involving the Company or any of its Subsidiaries or any other proposal or offer to acquire in any manner more than 25% of the voting power in, or more than 25% of the business, assets or deposits of, the Company or any of its Subsidiaries, other than the Contemplated Transactions and other than any sale of whole loans and securitizations in the Ordinary Course of Business.

(p)            “Affiliate” means, with respect to any specified Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with, such specified Person.

(q)            “Bank” means Home Federal Savings Bank, a federal savings bank headquartered in Rochester, Minnesota, and a wholly-owned subsidiary of the Company.

(r)             “Bank Merger” means the merger of the Bank with and into, and under the charter of, Acquiror Bank.

(s)            “BHCA” means the Bank Holding Company Act of 1956, as amended.

(t)             “Business Day” means any day except Saturday, Sunday and any day on which banks in Grand Forks, North Dakota, or Rochester, Minnesota, are authorized or required by law or other government action to close.

(u)            “Closing Acquiror Common Stock Price” means the weighted average of the daily closing sales prices of a share of Acquiror Common Stock as reported on the Nasdaq Capital Market for the fifteen (15) consecutive trading days immediately preceding the Closing Date.

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(v)            “Code” means the Internal Revenue Code of 1986, as amended, and any rules, regulations and guidance promulgated thereunder.

(w)           “Company Benefit Plan” means any: (i) qualified or nonqualified “employee pension benefit plan” (as defined in Section 3(2) of ERISA), whether or not subject to ERISA, or other deferred compensation or retirement plan or arrangement; (ii) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), whether or not subject to ERISA, or other health, welfare or similar plan or arrangement; (iii) “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA; (iv) equity-based compensation plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award); (v) other compensation, deferred compensation, severance, bonus, profit-sharing or incentive plan or arrangement; or (vi) change in control agreement, retention agreement or employment or severance agreement, in each case with respect to clauses (i) through (vi) of this definition, that are maintained by, sponsored by, contributed to, or required to be contributed to, by the Company, any of its Subsidiaries or any Company ERISA Affiliate, for the benefit of any current or former employee, officer or director of the Company, any of its Subsidiaries or any Company ERISA Affiliate, or any beneficiary thereof. For the avoidance of doubt, each Company Stock Plan constitutes a Company Benefit Plan.

(x)            “Company Board” means the board of directors of the Company.

(y)            “Company Bylaws” means the Bylaws of the Company, as amended and restated.

(z)            “Company Capital Stock” means the Company Common Stock and the Company Preferred Stock, collectively.

(aa)          “Company Certificate of Incorporation” means the Certificate of Incorporation of the Company, as amended.

(bb)         “Company Common Stock” means the common stock, $10.00 par value per share, of the Company.

(cc)          “Company ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) that is treated as a single employer with the Company or any of its Subsidiaries for purposes of Section 414(b), (c), (m) or (o) of the Code.

(dd)         “Company ESOP” means the HMN Financial, Inc. Employee Stock Ownership Plan.

(ee)          “Company SEC Reports” means the annual, quarterly and other reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) filed or furnished by the Company with the SEC under the Securities Act, the Exchange Act, or the regulations thereunder.

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(ff)           “Company Stock Plans” means collectively the following:

(i)            Directors Deferred Compensation Plan;

(ii)            Non-Employee Director Stock Purchase Plan;

(iii)           Company ESOP;

(iv)          HMN Financial, Inc. 2009 Equity and Incentive Plan;

(v)           Executive Management Incentive Plan; and

(vi)          HMN Financial, Inc. 2017 Equity Incentive Plan.

(gg)          “Company Stockholder Approval” means the adoption and approval of this Agreement by the stockholders of the Company, in accordance with Section 251 of the DGCL and Company Certificate of Incorporation, by the affirmative vote of holders of a majority of the outstanding shares of Company Common Stock at the Company Stockholders’ Meeting.

(hh)          “Company Transaction Expenses” means all transaction costs of the Company, the Bank and each other Subsidiary of the Company necessary to consummate, or incurred or accrued (or required to be accrued in accordance with GAAP) in connection with, the Contemplated Transactions, including: (i) the aggregate fees and expenses of attorneys, accountants, consultants, brokers, finders, financial advisors and other professional advisors incurred by the Company, the Bank or any other Subsidiary of the Company in connection with this Agreement and the Contemplated Transactions; (ii) the aggregate costs, fees, expenses and Taxes required to be paid by the Company pursuant to this Agreement or in connection with this Agreement and the Contemplated Transactions; (iii) all costs and expenses (other than those described in clause (i) above) incurred in connection with obtaining the Company Stockholder Approval; (iv) any amounts paid or payable to any director, officer or employee of the Company, the Bank or any other Subsidiary of the Company under any Contract, benefit plan or employment practice, or otherwise in connection with or as a result of the Contemplated Transactions, including any CIC Payments but excluding any severance payments pursuant to Section 7.6(d); (v) all Contract termination or similar fees that are reasonably expected to become payable in connection with the termination of Contracts that Acquiror intends to terminate following the Effective Time; (vi) all Contract termination or similar fees that are reasonably expected to be actually incurred and to become payable prior to, at or following the Effective Time in connection with the termination of all Company Material Contracts that were not listed on Section 3.16 of the Company Disclosure Schedules; (vii) costs associated with the annuitization of the Company Pension Plan pursuant to Section 5.9; and (viii) except as expressly provided herein, all other payroll and non-payroll related costs and expenses; in each case of the clauses (i) through (vii), incurred or accrued, or to be incurred or accrued, by the Company, the Bank or any other Subsidiary of the Company in connection with this Agreement and the Contemplated Transactions. Notwithstanding any other provision hereof, all employee benefits of the Company, the Bank or other Subsidiaries of the Company shall be accrued as of and through the Closing Date, with the Company paying any and all such employee benefits accrued on or prior to the Closing Date, and Acquiror paying the cost of any and all such employee benefits accruing thereafter.

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(ii)            “Contemplated Transactions” means all of the transactions contemplated by this Agreement, including: (i) the Merger; (ii) the performance by the Company and Acquiror of their respective covenants and obligations under this Agreement; (iii) Acquiror’s issuance of shares of Acquiror Common Stock pursuant to the Registration Statement and payment of cash in lieu of fractional shares of Acquiror Common Stock pursuant to Section 2.4 in connection with the Merger; and (iv) the Bank Merger.

(jj)            “Contract” means any agreement, contract, obligation, promise or understanding (whether written or oral and whether express or implied) that is legally binding: (i) under which a Person has or may acquire any rights; (ii) under which such Person has or may become subject to any obligation or liability; or (iii) by which such Person or any of the assets owned or used by such Person is or may become bound.

(kk)          “Control,” “Controlling” or “Controlled” when used with respect to any specified Person, means the power to vote twenty-five percent (25%) or more of any class of voting securities of a Person, the power to control in any manner the election of a majority of the directors or partners of such Person, or the power to exercise a controlling influence over the management or policies of such Person.

(ll)            “CRA” means the Community Reinvestment Act, as amended.

(mm)        “Deposit Insurance Fund” means the fund that is maintained by the FDIC to allow it to make up for any shortfalls from a failed depository institution’s assets.

(nn)          “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or nonfinancial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

(oo)          “DGCL” means the General Corporation Law of the State of Delaware, as amended.

(pp)          “DOL” means the U.S. Department of Labor.

(qq)          “Environmental Laws” means, collectively, any Legal Requirement, judgment or permit relating to pollution or the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of) any hazardous or toxic materials, substances or wastes or (b) that regulates, imposes liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage) or establishes standards of care with respect to any of the foregoing.

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(rr)           “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(ss)          “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(tt)           “FDIC” means the Federal Deposit Insurance Corporation.

(uu)          “Federal Reserve” means the Board of Governors of the Federal Reserve System or the appropriate Federal Reserve Bank acting under delegated authority.

(vv)          “GAAP” means generally accepted accounting principles in the U.S., consistently applied.

(ww)        “Hazardous Materials” means any substance, waste, contaminant, pollutant, gas or other material that is regulated by, subject to control or remediation pursuant to, or the use, handling, storage, disposal or release of which is subject to or may result in liability under, any Environmental Laws or is otherwise regulated under Environmental Laws. For the avoidance of doubt, Hazardous Materials includes, but is not limited to, polychlorinated biphenyls, asbestos in any form or condition, petroleum or petroleum products and any per- or poly-fluoroalkyl substances.

(xx)           “ICFR” means internal control over financial reporting.

(yy)          “IRS” means the U.S. Internal Revenue Service.

(zz)           “Knowledge” means, assuming due inquiry under the facts or circumstances, the actual knowledge of (i) for the Company, its Chief Executive Officer, President, Chief Financial Officer or Chief Operating Officer, and (ii) for Acquiror, its Chief Executive Officer and President, Chief Financial Officer or Chief Risk Officer, in each case as the context requires.

(aaa)        “Legal Action” means any legal, administrative, arbitral or other Proceedings, suits, actions, investigations, examinations, claims, audits, hearings, charges, complaints, indictments, litigations or examinations.

(bbb)       “Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational or other Order, constitution, law, ordinance, regulation, rule, policy statement, directive, statute or treaty.

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(ccc)        “Material Adverse Effect” as used with respect to a party, means an event, circumstance, change, effect or occurrence which, individually or together with any other event, circumstance, change, effect or occurrence: (i) is materially adverse to the business, financial condition, assets, liabilities or results of operations of such party and each of its Subsidiaries, taken as a whole; or (ii) materially impairs the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other Contemplated Transactions on a timely basis; provided, that, in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect to the extent attributable to or resulting from: (A) changes in Legal Requirements and the interpretation of such Legal Requirements by courts or Regulatory Authorities; (B) changes in GAAP or regulatory accounting requirements; (C) changes or events generally affecting banks, savings and loan holding companies, bank holding companies or financial holding companies, or the economy or the financial, securities or credit markets, including changes in prevailing interest rates, liquidity and quality, currency exchange rates, price levels or trading volumes in the U.S. or foreign securities markets; (D) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States; (E) the effects of the actions expressly permitted or required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the Contemplated Transactions, including the costs and expenses associated therewith and the response or reaction of customers, vendors, licensors, investors or employees; (F) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or other financial forecasts (it being understood that the underlying cause of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred); and (G) changes after the Agreement Date resulting from any hurricanes, earthquakes, tornados, floods or other natural disasters, man-made disasters or any outbreak of any epidemic, pandemic or other public health event or emergencies (including any law, directive or guideline issued by a Regulatory Authority in response thereto); except, with respect to clauses (A), (B), (C) and (D), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations or business of such party and each of its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and each of its Subsidiaries operate.

(ddd)       “Nasdaq Rules” means the listing rules of the Nasdaq Stock Market.

(eee)        “OCC” means the Office of the Comptroller of the Currency.

(fff)          “Order” means any award, decision, injunction, judgment, order, ruling, extraordinary supervisory letter, policy statement, memorandum of understanding, resolution, agreement, directive, subpoena or verdict entered, issued, made, rendered or required by any court, administrative or other governmental agency, including any Regulatory Authority, or by any arbitrator.

(ggg)       “Ordinary Course of Business” shall include any action taken by a Person only if such action is consistent with the past practices of such Person and is similar in nature and magnitude to actions customarily taken in the ordinary course of the normal day-to-day operations of such Person.

(hhh)       “OREO” means real estate owned by a Person and designated as “other real estate owned.”

(iii)           “Outstanding Company Shares” means the shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time.

(jjj)           “PBGC” means the U.S. Pension Benefit Guaranty Corporation.

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(kkk)         “Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, foundation, joint venture, estate, trust, association, organization, labor union or other entity or Regulatory Authority.

(lll)           “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any judicial or governmental authority, including a Regulatory Authority, or arbitrator.

(mmm)     “Proxy Statement” means a proxy statement prepared by the Company or Acquiror for use in connection with the Company Stockholders’ Meeting and the Acquiror Stockholders’ Meeting, respectively, all in accordance with the DGCL, the rules and regulations of the SEC, and other Legal Requirements.

(nnn)       “Registration Statement” means a registration statement on Form S-4 or other applicable form under the Securities Act covering the shares of Acquiror Common Stock to be issued pursuant to this Agreement, which shall include the Proxy Statement.

(ooo)       “Regulation S-K” means Regulation S-K promulgated under the Securities Act.

(ppp)       “Regulatory Authority” means any federal, state or local governmental body, agency, court or authority that, under applicable Legal Requirements: (i) has supervisory, judicial, administrative, police, enforcement, taxing or other power or authority over the Company, Acquiror, or any of their respective Subsidiaries; (ii) is required to approve, or give its consent to, the Contemplated Transactions; or (iii) with which a filing must be made in connection therewith.

(qqq)       “Representative” means with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.

(rrr)          “Requisite Regulatory Approvals” means all necessary permits, consents, approvals and authorizations from all applicable Regulatory Authorities for approval of the Contemplated Transactions, other than the Bank Merger.

(sss)        “SEC” means the Securities and Exchange Commission.

(ttt)          “Securities Act” means the Securities Act of 1933, as amended.

(uuu)       “Stockholders’ Equity” means the total stockholders’ equity of the Company as of the Closing Date, as reflected on the Company’s balance sheet as of the Closing Date, calculated on a consolidated basis and in accordance with GAAP; provided, however, that the following amounts shall be excluded from the calculation of Stockholders’ Equity: (i) the net unrealized loss or gain on securities classified as available for sale recorded under the provisions of Accounting Standard Codification Topic 320, “Investments – Debt and Equity Securities,” (ii) the after-tax accrual of any Company Transaction Expenses up to $12,066,000 on a pre-tax basis, and (iii) the aggregate fees and expenses of attorneys actually incurred, following the Agreement Date, in connection with any Transaction Litigation, up to $50,000.

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(vvv)       “Stockholders’ Equity Threshold” means an amount equal to: (a) $124,163,656; (b)(i) minus $590,000 per month for every calendar month by which the Closing Date precedes September 30, 2024 or (ii) plus an additional $645,000 per month for every calendar month by which the Closing Date follows September 30, 2024; plus (c) the amount of Stockholders’ Equity attributable to the exercise of Company Stock Options after March 31, 2024.

(www)     “Stockholders’ Equity Shortfall” means the positive difference between Stockholders’ Equity Threshold and the Stockholders’ Equity.

(xxx)         “Subsidiary” with respect to any Person means an affiliate controlled by such Person directly or indirectly through one or more intermediaries.

(yyy)       “Superior Proposal” means a bona fide written Acquisition Proposal (with all references to “25%” in the definition of Acquisition Proposal being treated as references to “51%” for these purposes) which the Company Board concludes in good faith to be more favorable from a financial point of view to its stockholders than the Merger and the Contemplated Transactions, (i) after receiving the advice of its financial advisor; (ii) after taking into account the likelihood and timing of consummation of the proposed transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein); and (iii) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory (including the advice of outside counsel regarding the potential for regulatory approval of any such proposal) and other aspects of such proposal and any other relevant factors permitted under applicable Legal Requirements.

(zzz)         “Tax” or “Taxes” means any U.S. federal, state, local, non-U.S., income tax or non-income tax, gross receipts, net receipts, license tax, lease tax, service tax, service use tax, alternative or add-on minimum tax, franchise tax, capital gains tax, value-added tax, sales tax, use tax, excise tax, property (real or personal) tax, escheat tax, production tax, ad valorem tax, payroll tax, withholding tax, employment tax, unemployment tax, severance tax, social security or similar tax, gift tax or estate tax, transfer tax, recording tax, documentary tax, levy, assessment, tariff, duty (including any customs duty), deficiency or other fee and any other taxes of any kind, together with any related charge or amount (including any fine, penalty, interest or addition to tax), imposed, assessed or collected by or under the authority of any Taxing Authority or payable pursuant to any tax-sharing agreement or any other Contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency or fee.

(aaaa)      “Tax Return” means any return (including any information return), report, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Regulatory Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax, including any schedule or attachment thereto, and including any amendment thereof.

(bbbb)     “Taxing Authority” means any Regulatory Authority which imposes federal, state, local or foreign Taxes.

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(cccc)      “Transition Date” means, with respect to any Covered Employee, the date Acquiror commences providing benefits to such employee with respect to each New Plan.

(dddd)     “U.S.” means the United States of America.

Section 12.2          Principles of Construction.

(a)            In this Agreement, unless otherwise stated or the context otherwise requires, the following uses apply: (i) actions permitted under this Agreement may be taken at any time and from time to time in the actor’s sole discretion; (ii) references to a statute shall refer to the statute and any successor statute, and to all regulations promulgated under or implementing the statute or its successor, as in effect at the relevant time; (iii) in computing periods from a specified date to a later specified date, the words “from” and “commencing on” (and the like) mean “from and including,” and the words “to,” “until” and “ending on” (and the like) mean “to, but excluding;” (iv) references to a governmental or quasi-governmental agency, authority or instrumentality shall also refer to a regulatory body that succeeds to the functions of the agency, authority or instrumentality; (v) indications of time of day mean Central Time; (vi) “including” means “including, but not limited to;” (vii) all references to sections, schedules and exhibits are to sections, schedules and exhibits in or to this Agreement unless otherwise specified; (viii) all words used in this Agreement will be construed to be of such gender or number as the circumstances and context require; (ix) the captions and headings of articles, sections, schedules and exhibits appearing in or attached to this Agreement have been inserted solely for convenience of reference and shall not be considered a part of this Agreement nor shall any of them affect the meaning or interpretation of this Agreement or any of its provisions; and (x) any reference to a document or set of documents in this Agreement, and the rights and obligations of the parties under any such documents, means such document or documents as amended from time to time, and any and all modifications, extensions, renewals, substitutions or replacements thereof.

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(b)            The schedules of each of the Company and Acquiror referred to in this Agreement (the “Company Disclosure Schedules” and the “Acquiror Disclosure Schedules,” respectively, and collectively the “Schedules”) shall consist of items, the disclosure of which with respect to a specific party is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained herein or to one or more covenants contained herein, which Schedules were delivered by each of the Company and Acquiror to the other before the Agreement Date; provided, that: (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect; (ii) the mere inclusion of an item in the Company Disclosure Schedules or Acquiror Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission by the Company or Acquiror, as applicable, that such item represents a material exception or fact, event or circumstance, including as the term “material” is defined in applicable laws and regulations promulgated by the SEC, or that such item is reasonably likely to result in a Material Adverse Effect; and (iii) any disclosures made with respect to a section of the Agreement shall be deemed to qualify (A) any other section of the Agreement specifically referenced or cross-referenced and (B) other sections of the Agreement to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections. In the event of any inconsistency between the statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules), the statements in the body of this Agreement will control.

(c)            All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

(d)            With regard to each and every term and condition of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.

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[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers on the day and year first written above.

ACQUIROR:		COMPANY:

Alerus Financial Corporation		HMN Financial, Inc.

By:	/s/ Katie Lorenson	By:	/s/ Bradley Krehbiel
Name:	Katie Lorenson	Name:	Bradley Krehbiel
Title:	President and Chief Executive Officer	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Appendix A

Sample Adjusted Exchange Ratio

If the Stockholders’ Equity Shortfall is equal to $1,000,000 and the Closing Acquiror Common Stock price is $20.44, then the adjusted Exchange Ratio would be calculated as follows:

(a) the difference of: (i) 5,578,194, plus 1.25 times the number of shares of Company Common Stock issued by the Company pursuant to the exercise of Company Stock Options between the Agreement Date and the Closing Date); less (ii) $1,000,000, divided by $20.44; divided by (b) 4,462,555, plus the number of Company Stock Options exercised between the Agreement Date and the Closing Date) = 1.239

Exhibit A

Form of Company Voting and Support Agreement

See attached.

Voting and Support Agreement

This Voting and Support Agreement (this “Agreement”) is entered into as of May 14, 2024, among Alerus Financial Corporation, a Delaware corporation (“Acquiror”), and those directors and/or officers of HMN Financial, Inc., a Delaware corporation (the “Company”) whose names appear on the signature page of this Agreement and who own or control the voting of any shares of common stock of the Company (such stockholders collectively referred to in this Agreement as the “Principal Stockholders,” and individually as a “Principal Stockholder”).

Recitals

A.            As of the date hereof, each Principal Stockholder is the owner or controls the vote of certain shares of the Company’s common stock, $0.01 par value per share (“Company Stock”).

B.            Acquiror is contemplating the acquisition of the Company by means of a merger (the “Merger”) of the Company with and into Acquiror, all pursuant to an Agreement and Plan of Merger, dated as of May 14, 2024 (the “Merger Agreement”), between Acquiror and the Company.

C.            As a condition and inducement for Acquiror to enter into the Merger Agreement, each Principal Stockholder is entering into this Agreement.

Agreements

In consideration of the foregoing premises, which are incorporated herein by this reference, and the covenants and agreements of the parties herein contained, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1.              Definitions; Construction. All terms that are capitalized and used herein (and are not otherwise specifically defined herein) shall be used in this Agreement as defined in the Merger Agreement. The parties hereby incorporate by this reference the principles of construction set forth in Section 12.2 of the Merger Agreement.

Section 2.              Representations and Warranties. Each Principal Stockholder, as to himself or herself and not jointly, represents and warrants that as of the date hereof, he or she:

(a)            owns beneficially and of record each of his or her shares of Company Stock;

(b)            has the sole, or joint with such Principal Stockholder’s spouse or any other Principal Stockholder, voting power with respect to such shares of Company Stock; and

(c)            has all necessary power and authority to enter into this Agreement and further represents and warrants that this Agreement is the legal, valid and binding agreement of such Principal Stockholder, and is enforceable against such Principal Stockholder in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity.

Notwithstanding anything herein to the contrary, the parties acknowledge and agree that the provisions of this Agreement shall not be applicable to any shares of Company Stock allocated to the account of a Principal Stockholder under the Company ESOP.

Section 3.              Voting Agreement. Each Principal Stockholder hereby agrees that at any meeting of the Company’s stockholders however called, and in any action by written consent of the Company’s stockholders, such Principal Stockholder shall vote, or cause to be voted, all shares of Company Stock now or at any time hereafter owned or controlled by him or her at the time of such meeting of the Company’s stockholders or action by written consent:

(a)            for the approval and adoption of the Merger Agreement and in favor of the Merger and the other Contemplated Transactions as described in the Merger Agreement;

(b)            against any Acquisition Proposal involving any party other than Acquiror or an Affiliate of Acquiror; and

(c)            against any action or agreement that would reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement.

Additionally, each Principal Stockholder hereby agrees that such Principal Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with this Section 3.

Section 4.              Additional Covenants. Except as required by law, each Principal Stockholder agrees that he or she will:

(a)            not, and will not permit any of his or her Affiliates (which shall not include any other Principal Stockholder or the Company) to, sell, assign, transfer or otherwise dispose of, or permit to be sold, assigned, transferred or otherwise disposed of, any Company Stock owned of record or beneficially by such Principal Stockholder, whether such shares of Company Stock are owned of record or beneficially by such Principal Stockholder on the date of this Agreement or are subsequently acquired by any method, except: (i) for transfers by will or by operation of law (in which case this Agreement shall bind the transferee); (ii) a transfer for estate and tax planning purposes, subject in each case to the transferee agreeing in writing to be bound by the terms of this Agreement; (iii) with the prior written consent of Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed), for any sales, assignments, transfers or other dispositions necessitated by hardship; (iv) net settlement of a Principal Stockholder’s Company Stock Option to pay the exercise price thereof and satisfy any tax withholding obligations; (v) withholding of Company Stock in connection with vesting of any Company Restricted Stock to satisfy tax withholding obligations; and (vi) as Acquiror may otherwise agree in writing;

(b)            not vote or execute any action by written consent to rescind or amend in any manner any prior vote or action by written consent to approve or adopt the Merger Agreement or any of the other Contemplated Transactions except in compliance with Section 3; and

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(c)            execute and deliver such additional instruments and documents and take such further action as may be reasonably necessary to comply with his or her respective obligations under this Agreement.

Section 5.              No Economic Benefit. Nothing contained in this Agreement shall be deemed to vest in Acquiror any direct or indirect ownership or incidence of ownership of or with respect to any of the Company Stock. All rights, ownership and economic benefits of and relating to the Company Stock shall remain and belong to the applicable stockholder and Acquiror shall have no power or authority to direct any stockholder in the voting of any of the Company Stock or the performance by any stockholder of its duties or responsibilities as a stockholder of the Company, except as otherwise provided herein. For the avoidance of doubt, this is a voting and support agreement only, and is not to be interpreted as a written consent to the Merger or as granting Acquiror a proxy to vote the Company Stock subject to this Agreement.

Section 6.              Termination. Notwithstanding any other provision of this Agreement, this Agreement shall automatically terminate on the earlier of: (a) the date of termination of the Merger Agreement as set forth in Article 10 thereof, as such termination provisions may be amended by Acquiror and the Company from time to time; (b) the date of the Company Stockholder Approval; (c) the date, if any, on which the Company publicly discloses that the Company Board has made a Company Adverse Recommendation; or (d) the date, if any, on which Acquiror discloses that the Acquiror Board has made an Acquiror Adverse Recommendation.

Section 7.              Amendment and Modification. This Agreement may be amended, modified or supplemented at any time by the written approval of such amendment, modification or supplement by the Company, Acquiror and each of the Principal Stockholders.

Section 8.              Entire Agreement. This Agreement evidences the entire agreement among the parties hereto with respect to the matters provided for herein and there are no agreements, representations or warranties with respect to the matters provided for herein other than those set forth herein and in the Merger Agreement and any written agreements related thereto. Except for the Merger Agreement, this Agreement supersedes any agreements among any of the Company, its stockholders or Acquiror concerning the acquisition, disposition or control of any Company Stock.

Section 9.              Absence of Control. Subject to any specific provisions of this Agreement, it is the intent of the parties to this Agreement that Acquiror by reason of this Agreement shall not be deemed (until consummation of the Contemplated Transactions) to control, directly or indirectly, the Company and shall not exercise, or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of the Company.

Section 10.            Informed Action. Each Principal Stockholder acknowledges that he or she has had an opportunity to be advised by counsel of his or her choosing with regard to this Agreement and the transactions and consequences contemplated hereby. Each Principal Stockholder further acknowledges that he or she has received a copy of the Merger Agreement and is familiar with its terms.

Section 11.            Severability. The parties agree that if any provision of this Agreement shall under any circumstances be deemed invalid or inoperative, this Agreement shall be construed with the invalid or inoperative provisions deleted and the rights and obligations of the parties shall be construed and enforced accordingly.

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Section 12.            Counterparts; PDF Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed and accepted by portable data file (pdf) signature and any such signature shall be of the same force and effect as an original signature.

Section 13.            Governing Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware applicable to agreements made and wholly to be performed in such state without regard to conflicts of laws.

Section 14.            Successors; Assignment. This Agreement shall be binding upon and inure to the benefit of the Company and Acquiror, and their successors and permitted assigns, and the Principal Stockholders and their respective spouses, executors, personal representatives, administrators, heirs, legatees, guardians and other legal representatives. This Agreement shall survive the death or incapacity of any Principal Stockholder. This Agreement may be assigned only by Acquiror, and then only to an Affiliate of Acquiror.

Section 15.            Directors’ Duties. The parties hereto acknowledge that each Principal Stockholder is entering into this Agreement solely in his or her capacity as a stockholder of the Company and, notwithstanding anything to the contrary in this Agreement, nothing in this Agreement is intended or shall be construed to (a) require any Principal Stockholder, in his or her capacity as a director and/or officer of the Company and/or the Bank, as applicable, to act or fail to act in accordance with his or her fiduciary duties in such director and/or officer capacity or (b) prohibit or otherwise impair the right or ability of any Principal Stockholder to exercise his or her fiduciary duties in his or her capacity as a director or officer of the Company, including by voting in his or her capacity as a director to effectuate a Company Adverse Recommendation, in each case, in accordance with the terms of the Merger Agreement. Furthermore, no Principal Stockholder makes any agreement or understanding herein in his or her capacity as a director and/or officer of the Company and/or the Bank. For the avoidance of doubt, nothing in this Section shall in any way limit, modify or abrogate any of the obligations of the Principal Stockholders hereunder to vote the shares of Company Stock owned by him or her in accordance with the terms of the Agreement and not to transfer any shares except as permitted by this Agreement.

Section 16.            WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY OR DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION.

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[Signature Page Follows]

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In Witness Whereof, the parties hereto have executed this Agreement individually, or have caused this Agreement to be executed by its officer, on the day and year first written above.

ACQUIROR:

Alerus Financial Corporation

By:
Name:	Katie Lorenson
Title:	President and Chief Executive Officer

[Signature Page to Company Voting and Support Agreement]

Principal Stockholders

Name: Pamela K. Bishop

Name: Jeffrey W. Bolton

Name: Sequoya S. Borman

Name: David R. Oeth

Name: Wendy S. Shannon

Name: Mark E. Utz

Name: Barbara Butts Williams

Name: Hans K. Zietlow

Name: Bradley C. Krehbiel

Name: John J. Eberle

Name: Lawrence D. McGraw

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Exhibit B

Form of Acquiror Voting and Support Agreement

See attached.

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Voting and Support Agreement

This Voting and Support Agreement (this “Agreement”) is entered into as of May 14, 2024, among HMN Financial, Inc., a Delaware corporation (the “Company”), and those directors and/or officers of Alerus Financial Corporation, a Delaware corporation (“Acquiror”), whose names appear on the signature page of this Agreement and who own or control the voting of any shares of common stock of Acquiror (such stockholders collectively referred to in this Agreement as the “Principal Stockholders,” and individually as a “Principal Stockholder”).

Recitals

A.            As of the date hereof, each Principal Stockholder is the owner or controls the vote of certain shares of Acquiror’s common stock, $1.00 par value per share (“Acquiror Stock”).

B.            Acquiror is contemplating the acquisition of the Company by means of a merger (the “Merger”) of the Company with and into Acquiror, all pursuant to an Agreement and Plan of Merger dated as of May 14, 2024 (the “Merger Agreement”), between Acquiror and the Company.

C.            As a condition and inducement for the Company to enter into the Merger Agreement, each Principal Stockholder is entering into this Agreement.

Agreements

In consideration of the foregoing premises, which are incorporated herein by this reference, and the covenants and agreements of the parties herein contained, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1.            Definitions; Construction. All terms that are capitalized and used herein (and are not otherwise specifically defined herein) shall be used in this Agreement as defined in the Merger Agreement. The parties hereby incorporate by this reference the principles of construction set forth in Section 12.2 of the Merger Agreement.

Section 2.            Representations and Warranties. Each Principal Stockholder, as to himself or herself and not jointly, represents and warrants that as of the date hereof, he or she:

(a)            owns beneficially and of record each of his or her shares of Acquiror Stock;

(b)            has the sole, or joint with such Principal Stockholder’s spouse or any other Principal Stockholder, voting power with respect to such shares of Acquiror Stock; and

(c)            has all necessary power and authority to enter into this Agreement and further represents and warrants that this Agreement is the legal, valid and binding agreement of such Principal Stockholder, and is enforceable against such Principal Stockholder in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity.

Notwithstanding anything herein to the contrary, the parties acknowledge and agree that the provisions of this Agreement shall not be applicable to any shares of Acquiror Stock allocated to the account of a Principal Stockholder under the Acquiror ESOP.

Section 3.            Voting Agreement. Each Principal Stockholder hereby agrees that at any meeting of Acquiror’s stockholders however called, and in any action by written consent of Acquiror’s stockholders, such Principal Stockholder shall vote, or cause to be voted, all shares of Acquiror Stock now or at any time hereafter owned or controlled by him or her at the time of such meeting of Acquiror’s stockholders or action by written consent:

(a)            for the approval and adoption of the Merger Agreement and in favor of the Merger and the other Contemplated Transactions as described in the Merger Agreement;

(b)            for the approval of the Acquiror Stock Issuance; and

(c)            against any action or agreement that would reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation of Acquiror under the Merger Agreement.

Additionally, each Principal Stockholder hereby agrees that such Principal Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with this Section 3.

Section 4.            Additional Covenants. Except as required by law, each Principal Stockholder agrees that he or she will:

(a)            not, and will not permit any of his or her Affiliates (which shall not include any other Principal Stockholder or Acquiror) to, sell, assign, transfer or otherwise dispose of, or permit to be sold, assigned, transferred or otherwise disposed of, any Acquiror Stock owned of record or beneficially by such Principal Stockholder, whether such shares of Acquiror Stock are owned of record or beneficially by such Principal Stockholder on the date of this Agreement or are subsequently acquired by any method, except: (i) for transfers by will or by operation of law (in which case this Agreement shall bind the transferee); (ii) a transfer for estate and tax planning purposes, subject in each case to the transferee agreeing in writing to be bound by the terms of this Agreement; (iii) with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), for any sales, assignments, transfers or other dispositions necessitated by hardship; (iv) net settlement of a Principal Stockholders’ stock options, restricted stock units, or other equity awards under Acquiror Stock Plans to pay the exercise price thereof and satisfy any tax withholding obligations; (v) withholding of Acquiror Stock in connection with vesting of any stock options, restricted stock units, or other equity awards under Acquiror Stock Plans to satisfy tax withholding obligations; and (vi) as the Company may otherwise agree in writing;

(b)            not vote or execute any action by written consent to rescind or amend in any manner any prior vote or action by written consent to (i) approve or adopt the Merger Agreement or any of the other Contemplated Transactions, or (ii) approve the Acquiror Stock Issuance, in each case except in compliance with Section 3; and

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(c)            execute and deliver such additional instruments and documents and take such further action as may be reasonably necessary to comply with his or her respective obligations under this Agreement.

Section 5.            No Economic Benefit. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any of the Acquiror Stock. All rights, ownership and economic benefits of and relating to the Acquiror Stock shall remain and belong to the applicable stockholder and the Company shall have no power or authority to direct any stockholder in the voting of any of the Acquiror Stock or the performance by any stockholder of its duties or responsibilities as a stockholder of Acquiror, except as otherwise provided herein. For the avoidance of doubt, this is a voting and support agreement only, and is not to be interpreted as a written consent to the Merger or as granting the Company a proxy to vote the Acquiror Stock subject to this Agreement.

Section 6.            Termination. Notwithstanding any other provision of this Agreement, this Agreement shall automatically terminate on the earlier of: (a) the date of termination of the Merger Agreement as set forth in Article 10 thereof, as such termination provisions may be amended by Acquiror and the Company from time to time; (b) the date of the Acquiror Stockholder Approval; (c) the date, if any, on which Acquiror publicly discloses that the Acquiror Board has made an Acquiror Adverse Recommendation; or (d) the date, if any, on which the Company discloses that the Company Board has made a Company Adverse Recommendation.

Section 7.            Amendment and Modification. This Agreement may be amended, modified or supplemented at any time by the written approval of such amendment, modification or supplement by the Company, Acquiror and each of the Principal Stockholders.

Section 8.            Entire Agreement. This Agreement evidences the entire agreement among the parties hereto with respect to the matters provided for herein and there are no agreements, representations or warranties with respect to the matters provided for herein other than those set forth herein and in the Merger Agreement and any written agreements related thereto. Except for the Merger Agreement, this Agreement supersedes any agreements among any of Acquiror, its stockholders or the Company concerning the acquisition, disposition or control of any Acquiror Stock.

Section 9.            Absence of Control. Subject to any specific provisions of this Agreement, it is the intent of the parties to this Agreement that the Company by reason of this Agreement shall not be deemed (until consummation of the Contemplated Transactions) to control, directly or indirectly, Acquiror and shall not exercise, or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of Acquiror.

Section 10.            Informed Action. Each Principal Stockholder acknowledges that he or she has had an opportunity to be advised by counsel of his or her choosing with regard to this Agreement and the transactions and consequences contemplated hereby. Each Principal Stockholder further acknowledges that he or she has received a copy of the Merger Agreement and is familiar with its terms.

Section 11.            Severability. The parties agree that if any provision of this Agreement shall under any circumstances be deemed invalid or inoperative, this Agreement shall be construed with the invalid or inoperative provisions deleted and the rights and obligations of the parties shall be construed and enforced accordingly.

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Section 12.            Counterparts; PDF Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed and accepted by portable data file (pdf) signature and any such signature shall be of the same force and effect as an original signature.

Section 13.            Governing Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware applicable to agreements made and wholly to be performed in such state without regard to conflicts of laws.

Section 14.            Successors; Assignment. This Agreement shall be binding upon and inure to the benefit of the Company and Acquiror, and their successors and permitted assigns, and the Principal Stockholders and their respective spouses, executors, personal representatives, administrators, heirs, legatees, guardians and other legal representatives. This Agreement shall survive the death or incapacity of any Principal Stockholder. This Agreement may be assigned only by the Company, and then only to an Affiliate of the Company.

Section 15.            Directors’ Duties. The parties hereto acknowledge that each Principal Stockholder is entering into this Agreement solely in his or her capacity as a stockholder of Acquiror and, notwithstanding anything to the contrary in this Agreement, nothing in this Agreement is intended or shall be construed to (a) require any Principal Stockholder, in his or her capacity as a director and/or officer of Acquiror and/or Acquiror Bank, as applicable, to act or fail to act in accordance with his or her fiduciary duties in such director and/or officer capacity or (b) prohibit or otherwise impair the right or ability of any Principal Stockholder to exercise his or her fiduciary duties in his or her capacity as a director or officer of Acquiror, including by voting in his or her capacity as a director to effectuate an Acquiror Adverse Recommendation, in each case, in accordance with the terms of the Merger Agreement. Furthermore, no Principal Stockholder makes any agreement or understanding herein in his or her capacity as a director and/or officer of Acquiror and/or Acquiror Bank. For the avoidance of doubt, nothing in this Section shall in any way limit, modify or abrogate any of the obligations of the Principal Stockholders hereunder to vote the shares of Acquiror Stock owned by him or her in accordance with the terms of the Agreement and not to transfer any shares except as permitted by this Agreement.

Section 16.            WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY OR DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION.

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[Signature Page Follows]

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In Witness Whereof, the parties hereto have executed this Agreement individually, or have caused this Agreement to be executed by its officer, on the day and year first written above.

COMPANY:

HMN Financial, Inc.

By:
Name:	Bradley Krehbiel
Title:	President and Chief Executive Officer

[Signature Page to Acquiror Voting and Support Agreement]

Principal Stockholders

Name: Katie A. Lorenson

Name: Randy L. Newman

Name: Jim R. Collins

Name: Daniel E. Coughlin

Name: Galen G. Vetter

Name: Karin M. Taylor

Name: Janet O. Estep

Name: Mary E. Zimmer

Name: John Uribe

Name: Nikki L. Sorum

6

Principal Stockholders (Continued)

Name: Alan A. Villalon

Name: Forrest R. Wilson

Name: Missy S. Keney

Name: Jon N. Hendry

7

Exhibit C

Form of Bank Merger Agreement

See attached.

8

PLAN OF MERGER AND MERGER AGREEMENT
HOME FEDERAL SAVINGS BANK
with and into
ALERUS FINANCIAL, NATIONAL ASSOCIATION
under the charter of
ALERUS FINANCIAL, NATIONAL ASSOCIATION
under the title of
“ALERUS FINANCIAL, NATIONAL ASSOCIATION”
(“Resulting Bank”)

THIS PLAN OF MERGER AND MERGER AGREEMENT (this “Agreement”) is made and entered into as of May 14, 2024, by and between Alerus Financial, National Association (“Alerus”), a national banking association, with its main office located at 401 Demers Avenue, Grand Forks, North Dakota 58201, and Home Federal Savings Bank, a federal savings bank, with its main office located at 1016 Civic Center Drive NW, Rochester, Minnesota 55901 (“HFSB” and, together with Alerus, the “Banks”).

WHEREAS, at least a majority of the entire Board of Directors of Alerus has approved this Agreement and authorized its execution pursuant to the authority given by and in accordance with the provisions of the National Bank Act and the Bank Merger Act (together, the “Acts”);

WHEREAS, at least a majority of the entire Board of Directors of HFSB has approved this Agreement and authorized its execution in accordance with the provisions of the Acts;

WHEREAS, Alerus Financial Corporation (“AFC”), which owns all of the outstanding shares of capital stock of Alerus, and HMN Financial, Inc. (“HMNF”), which owns all of the outstanding shares of capital stock of HFSB, have entered into an Agreement and Plan of Merger (the “Holding Company Agreement”) which, among other things, contemplates the merger of HMNF with and into AFC, all subject to the terms and conditions of such Holding Company Agreement (the “Holding Company Merger”)

WHEREAS, AFC, as the sole shareholder of Alerus, and HMNF, as the sole shareholder of HFSB, have approved this Agreement; and

WHEREAS, each of the Banks is entering into this Agreement to provide for the merger of HFSB with and into Alerus, with Alerus being the surviving bank (“Resulting Bank”) of such merger transaction (the “Bank Merger”) subject to, and as soon as practicable following, the closing of the Holding Company Merger.

NOW, THEREFORE, for and in consideration of the premises and the mutual promises and agreements herein contained, the parties hereto agree as follows:

SECTION 1

Subject to the terms and conditions of this Agreement, at the Effective Time (as defined below) and pursuant to the Acts and Section 18(c) of the Federal Deposit Insurance Act (12 U.S.C. §1828(c)), HFSB shall be merged with and into Alerus. Alerus shall continue its existence as the Resulting Bank under the charter of the Resulting Bank and the separate corporate existence of HFSB shall cease. The closing of the Bank Merger shall become effective at the time specified in the certificate of merger issued by the Office of the Comptroller of the Currency (the “OCC”) in connection with the Bank Merger (such date and time when the Bank Merger becomes effective, the “Effective Time”).

SECTION 2

The name of the Resulting Bank shall be “Alerus Financial, National Association” or such other name as such bank may adopt prior to the Effective Time. The Resulting Bank will exercise trust powers.

SECTION 3

The business of the Resulting Bank from and after the Effective Time shall be that of a national banking association. The business of the Resulting Bank shall be conducted from its main office, which shall be located at 401 Demers Avenue, Grand Forks, North Dakota 58201, as well as at its legally established branches and at the banking offices of HFSB acquired in the Bank Merger (which such banking offices are set forth on Exhibit A to this Agreement), which shall continue to conduct operations after the closing of the Bank Merger as a branch office of Alerus.

SECTION 4

At the Effective Time, the amount of issued and outstanding capital stock of the Resulting Bank shall be the amount of capital stock of Alerus issued and outstanding immediately prior to Effective Time.

SECTION 5

All assets of HFSB and Alerus, as they exist at the Effective Time, shall pass to and vest in the Resulting Bank without any conveyance or other transfer; and the Resulting Bank shall be considered the same business and corporate entity as each constituent bank with all the rights, powers and duties of each constituent bank and the Resulting Bank shall be responsible for all the liabilities of every kind and description of each of HFSB and Alerus existing as of the Effective Time, all in accordance with the provisions of the Act.

SECTION 6

The Banks shall contribute to the Resulting Bank acceptable assets having a book value over and above liability to its creditors, in such amounts as set forth on the books of Alerus and HFSB at the Effective Time.

SECTION 7

At the Effective Time, each outstanding share of common stock of HFSB shall be cancelled with no consideration being paid therefor. Outstanding certificates representing shares of the common stock of HFSB shall, at the Effective Time, be cancelled.

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SECTION 8

Upon the Effective Time, the then outstanding shares of Alerus’s common stock shall continue to remain outstanding shares of Alerus’s common stock, all of which shall continue to be owned by AFC.

SECTION 9

The directors of the Resulting Bank following the Effective Time shall consist of those directors of Alerus as of the Effective Time, who shall serve until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal. The executive officers of the Resulting Bank following the Effective Time shall consist of those executive officers of Alerus as of the Effective Time, who shall serve until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

SECTION 10

This Agreement and consummation of the Bank Merger in accordance with the terms hereof is also subject to the following terms and conditions:

a)	The Holding Company Merger shall have closed and become effective.

b)	The OCC shall have approved this Agreement and the Bank Merger and shall have issued all other necessary authorizations and approvals for the Bank Merger, and any statutory waiting period shall have expired.

c)	The Bank Merger may be abandoned at the election of Alerus at any time, whether before or after filings are made for regulatory approval of the Bank Merger.

SECTION 11

Each of the Banks hereby invites and authorizes the OCC to examine each of the Bank’s records in connection with the Bank Merger.

SECTION 12

Effective as of the Effective Time, the articles of association and bylaws of the Resulting Bank shall consist of the articles of association and bylaws of Alerus as in effect immediately prior to the Effective Time.

SECTION 13

This Agreement shall terminate if and at the time of any termination of the Holding Company Agreement with no liability on the part of any party hereto or their respective officers, directors, or shareholders with respect to this Agreement.

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SECTION 14

This Agreement embodies the entire agreement and understanding of the Banks with respect to the transactions contemplated hereby, and supersedes all other prior commitments, arrangements or understandings, both oral and written, among the Banks with respect to the subject matter hereof.

The provisions of this Agreement are intended to be interpreted and construed in a manner so as to make such provisions valid, binding and enforceable. In the event that any provision of this Agreement is determined to be partially or wholly invalid, illegal or unenforceable, then such provision shall be deemed to be modified or restricted to the extent necessary to make such provision valid, binding and enforceable, or, if such provision cannot be modified or restricted in a manner so as to make such provision valid, binding and enforceable, then such provision shall be deemed to be excised from this Agreement and the validity, binding effect and enforceability of the remaining provisions of this Agreement shall not be affected or impaired in any manner.

No waiver, amendment, modification or change of any provision of this Agreement shall be effective unless and until made in writing and signed by the Banks. No waiver, forbearance or failure by any Bank of its rights to enforce any provision of this Agreement shall constitute a waiver or estoppel of such Bank’s right to enforce any other provision of this Agreement or a continuing waiver by such Bank of compliance with any provision hereof.

Except to the extent federal law is applicable, this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of North Dakota without regard to principles of conflicts of laws.

This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Banks’ respective successors and permitted assigns. Unless otherwise expressly stated herein, this Agreement shall not benefit or create any right of action in or on behalf of any person or entity other than the Banks.

This Agreement may be executed in counterparts (including by facsimile or optically-scanned electronic mail attachment), each of which shall be deemed to be original, but all of which together shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

[Signature Page Follows]

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IN WITNESS WHEREOF, HFSB and Alerus have entered into this Agreement as of the date first set forth above.

ALERUS FINANCIAL, NATIONAL ASSOCIATION

By:
Name:
Title:

HOME FEDERAL SAVINGS BANK

By:
Name:
Title:

[Signature Page to Bank Plan of Merger and Merger Agreement]

Exhibit A

Banking Offices of the Resulting Bank

Branch Name	Branch Address
Main Office	401 Demers Ave. Grand Forks, ND 58201
Grand Forks – Downtown Hugo’s Branch	500 Demers Ave. Grand Forks, ND 58201
South Branch	2300 S Columbia Rd. Grand Forks, ND 58201
Northwood Branch	503 Washington Ave. Northwood, ND 58267
West Fargo Branch (6567)	901 13th Ave. E West Fargo, ND 58078
West Fargo Branch (222033)	110 Sheyenne St. West Fargo, ND 58078
Broadway Branch	15 Broadway N Fargo, ND 58102
Fargo Branch	3137 32nd Ave. SW Fargo, ND 58103
Alerus National Association Branch	11100 Wayzata Blvd. Minnetonka, MN 55305
Prosperan Bank Branch	990 Helena Ave. N Oakdale, MN 55128
Private Bank of Minnesota Branch	Canadian Pacific Plaza, 120 S 6th St., Ste. 200 Minneapolis, MN 55402
Shorewood Branch[1]	19765 Highway 7 Shorewood, MN 55331
Excelsior Branch	409 2nd St. Excelsior, MN 55331
Beacon Bank, Eden Prairie Office	7890 Mitchell Rd. Eden Prairie, MN 55344
Shoreview Branch[2]	4100 Lexington Ave. N Suite 400 Shoreview, MN 55126
Scottsdale Road Branch	17045 N Scottsdale Rd. Scottsdale, AZ 85255
Phoenix Branch	4686 E Van Buren St., Ste. 150 Phoenix, AZ 85008
Home Federal Savings Bank	1016 Civic Center Dr. NW Rochester, MN 55901

1 An application to close this branch was filed with the OCC, with the closure to become effective June 21, 2024.

2 An application to open this branch was filed with the OCC, with the opening to become effective June 15, 2024.

Austin Branch	201 W Oakland Ave. Austin, MN 55912
La Crescent Branch	208 S Walnut St. La Crescent, MN 55947
Albert Lea Branch	143 W Clark St. Albert Lea, MN 56007
Spring Valley Branch	715 N Broadway St. Spring Valley, MN 55975
Rochester – 1st Ave Branch	100 1st Ave. SW, Ste. 200 Rochester, MN 55902
Rochester – S Broadway Branch	1201 Broadway Ave. S Rochester, MN 55904
Winona Branch	175 Center St. Winona, MN 55987
Eagan Branch	2805 Dodd Rd., Ste. 160 Eagan, MN 55121
Rochester – Superior Dr Branch	2048 Superior Dr. NW, Ste. 400 Rochester, MN 55901
Kasson Branch	502 S Mantorville Ave. Kasson, MN 55944
Owatonna Branch	1015 W Frontage Rd. Owatonna, MN 55060
Marshalltown Branch	303 W Main St. Marshalltown, IA 50158
Pewaukee Branch	1870 Meadow Ln. Pewaukee, WI 53072

Exhibit D

Form of Landlord Estoppel Certificate

See attached.

LANDLORD ESTOPPEL CERTIFICATE

THIS LANDLORD ESTOPPEL CERTIFICATE (this “Estoppel”) is made this [__] day of [_________________], 2024, by [__________________], a [__________________] (“Landlord”).

WITNESSETH:

WHEREAS, by that certain [Lease Agreement] dated [___________], [as amended by that certain ___________ dated ___________] ([collectively,] the “Lease”), a copy of which is attached hereto and incorporated herein by reference as Exhibit A, [Home Federal Savings Bank, a federal savings bank headquartered in Rochester, Minnesota / HMN Financial, Inc., a Delaware corporation] (“Tenant”), leased from Landlord certain premises (the “Premises”) situated in the building located at [__________________________________] (the “Building”), as more particularly described in the Lease;

WHEREAS, Tenant is merging with, and assigning its rights under the Lease to, Alerus Financial Corporation, a Delaware corporation, or one of its affiliates (together, “Assignee”), pursuant to that certain Agreement and Plan of Merger, dated [___________, 2024] by and between Alerus Financial Corporation and HMN Financial, Inc. (the “Transaction”);

WHEREAS, Assignee has requested Landlord to execute and deliver this Estoppel in connection with said transfer; and

WHEREAS, Landlord understands that Assignee will rely upon information contained in this Estoppel in connection with the Transaction and the assumption of the Lease.

Accordingly, Landlord hereby certifies and agrees as follows:

1.             The Lease, attached hereto as Exhibit A, and incorporated herein by this reference, is a true, complete and accurate copy of the Lease, including, without limitation, all amendments, renewals and assignments thereto.

2.             The Lease constitutes the entire agreement and the only written agreement between Landlord and Tenant with respect to the Premises.

3.             The Lease is in full force and effect (and has not been further modified or amended in any way except as shown in Exhibit A).

4.             To Landlord’s actual knowledge, Tenant has no claim against Landlord for any security deposit or prepaid rent. Landlord has no claim against Tenant for any security deposit or prepaid rent. Landlord has not received any rent under the Lease that has been paid more than one month in advance of its due date under the Lease.

5.             The Lease term commenced on [_____________], and expires on [_____________].

6.             Tenant has no renewal options, extension options, rights of first offer or refusal (to lease or purchase), or expansion options under the Lease, except as set forth in the Lease.

7.             The security deposit provided by the Tenant and held by the Landlord is $[________________], and the monthly base rent payable during the term of the Lease as of the date of this Estoppel and throughout the remainder of the term is as follows:

Period	Base Rent per Month
[ - ]	$_________________
[ - ]	$_________________

8.             As of the date of this Estoppel, to the knowledge of Landlord, Tenant is not in default in the performance of the Lease, and has not committed any breach of the Lease, and no notice of default has been given to Tenant.

9.             To Landlord’s actual knowledge, Landlord has not received any written notices from Tenant alleging that Landlord is in default of its obligations under the Lease that have not been previously cured or waived.

10.           This Estoppel shall be binding upon Landlord and its successor and assigns and Assignee may rely on the statements contained herein.

11.           The undersigned is authorized to execute this Estoppel on behalf of Landlord.

12.           This Estoppel is not intended to, and does not, amend or modify the Lease in any manner. To the extent of any conflict between the terms of this Estoppel and the terms of the Lease, the terms of the Lease shall in all cases govern and control.

[THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK, SIGNATURE PAGE APPEAR ON THE FOLLOWING PAGES]

IN WITNESS WHEREOF, Landlord has executed this Estoppel as of the day and year first above written.

LANDLORD:

[_________________________, a
___________________________]

By:
Name:
Its:

EXHIBIT A

Lease

[To be attached]

Exhibit E

Severance Terms

Subject to the provisions of Section 7.6(e), following the Effective Time, Acquiror or Acquiror’s Subsidiary will cause any eligible Covered Employee (exempt and non-exempt) to be covered by a severance policy under which employees who incur a qualifying involuntary termination of employment will be eligible to receive severance pay in the amount of two (2) weeks of base compensation for each full year of service with the Company or any of its Subsidiaries, subject to a minimum of four (4) weeks and a maximum of twenty-six (26) weeks of base compensation.

Exhibit 10.1

Execution Version

Voting and Support Agreement

This Voting and Support Agreement (this “Agreement”) is entered into as of May 14, 2024, among Alerus Financial Corporation, a Delaware corporation (“Acquiror”), and those directors and/or officers of HMN Financial, Inc., a Delaware corporation (the “Company”) whose names appear on the signature page of this Agreement and who own or control the voting of any shares of common stock of the Company (such stockholders collectively referred to in this Agreement as the “Principal Stockholders,” and individually as a “Principal Stockholder”).

Recitals

A.            As of the date hereof, each Principal Stockholder is the owner or controls the vote of certain shares of the Company’s common stock, $0.01 par value per share (“Company Stock”).

B.            Acquiror is contemplating the acquisition of the Company by means of a merger (the “Merger”) of the Company with and into Acquiror, all pursuant to an Agreement and Plan of Merger, dated as of May 14, 2024 (the “Merger Agreement”), between Acquiror and the Company.

C.            As a condition and inducement for Acquiror to enter into the Merger Agreement, each Principal Stockholder is entering into this Agreement.

Agreements

In consideration of the foregoing premises, which are incorporated herein by this reference, and the covenants and agreements of the parties herein contained, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1.              Definitions; Construction. All terms that are capitalized and used herein (and are not otherwise specifically defined herein) shall be used in this Agreement as defined in the Merger Agreement. The parties hereby incorporate by this reference the principles of construction set forth in Section 12.2 of the Merger Agreement.

Section 2.              Representations and Warranties. Each Principal Stockholder, as to himself or herself and not jointly, represents and warrants that as of the date hereof, he or she:

(a)            owns beneficially and of record each of his or her shares of Company Stock;

(b)            has the sole, or joint with such Principal Stockholder’s spouse or any other Principal Stockholder, voting power with respect to such shares of Company Stock; and

(c)            has all necessary power and authority to enter into this Agreement and further represents and warrants that this Agreement is the legal, valid and binding agreement of such Principal Stockholder, and is enforceable against such Principal Stockholder in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity.

Notwithstanding anything herein to the contrary, the parties acknowledge and agree that the provisions of this Agreement shall not be applicable to any shares of Company Stock allocated to the account of a Principal Stockholder under the Company ESOP.

Section 3.              Voting Agreement. Each Principal Stockholder hereby agrees that at any meeting of the Company’s stockholders however called, and in any action by written consent of the Company’s stockholders, such Principal Stockholder shall vote, or cause to be voted, all shares of Company Stock now or at any time hereafter owned or controlled by him or her at the time of such meeting of the Company’s stockholders or action by written consent:

(a)            for the approval and adoption of the Merger Agreement and in favor of the Merger and the other Contemplated Transactions as described in the Merger Agreement;

(b)            against any Acquisition Proposal involving any party other than Acquiror or an Affiliate of Acquiror; and

(c)            against any action or agreement that would reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement.

Additionally, each Principal Stockholder hereby agrees that such Principal Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with this Section 3.

Section 4.              Additional Covenants. Except as required by law, each Principal Stockholder agrees that he or she will:

(a)            not, and will not permit any of his or her Affiliates (which shall not include any other Principal Stockholder or the Company) to, sell, assign, transfer or otherwise dispose of, or permit to be sold, assigned, transferred or otherwise disposed of, any Company Stock owned of record or beneficially by such Principal Stockholder, whether such shares of Company Stock are owned of record or beneficially by such Principal Stockholder on the date of this Agreement or are subsequently acquired by any method, except: (i) for transfers by will or by operation of law (in which case this Agreement shall bind the transferee); (ii) a transfer for estate and tax planning purposes, subject in each case to the transferee agreeing in writing to be bound by the terms of this Agreement; (iii) with the prior written consent of Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed), for any sales, assignments, transfers or other dispositions necessitated by hardship; (iv) net settlement of a Principal Stockholder’s Company Stock Option to pay the exercise price thereof and satisfy any tax withholding obligations; (v) withholding of Company Stock in connection with vesting of any Company Restricted Stock to satisfy tax withholding obligations; and (vi) as Acquiror may otherwise agree in writing;

(b)            not vote or execute any action by written consent to rescind or amend in any manner any prior vote or action by written consent to approve or adopt the Merger Agreement or any of the other Contemplated Transactions except in compliance with Section 3; and

2

(c)            execute and deliver such additional instruments and documents and take such further action as may be reasonably necessary to comply with his or her respective obligations under this Agreement.

Section 5.              No Economic Benefit. Nothing contained in this Agreement shall be deemed to vest in Acquiror any direct or indirect ownership or incidence of ownership of or with respect to any of the Company Stock. All rights, ownership and economic benefits of and relating to the Company Stock shall remain and belong to the applicable stockholder and Acquiror shall have no power or authority to direct any stockholder in the voting of any of the Company Stock or the performance by any stockholder of its duties or responsibilities as a stockholder of the Company, except as otherwise provided herein. For the avoidance of doubt, this is a voting and support agreement only, and is not to be interpreted as a written consent to the Merger or as granting Acquiror a proxy to vote the Company Stock subject to this Agreement.

Section 6.              Termination. Notwithstanding any other provision of this Agreement, this Agreement shall automatically terminate on the earlier of: (a) the date of termination of the Merger Agreement as set forth in Article 10 thereof, as such termination provisions may be amended by Acquiror and the Company from time to time; (b) the date of the Company Stockholder Approval; (c) the date, if any, on which the Company publicly discloses that the Company Board has made a Company Adverse Recommendation; or (d) the date, if any, on which Acquiror discloses that the Acquiror Board has made an Acquiror Adverse Recommendation.

Section 7.              Amendment and Modification. This Agreement may be amended, modified or supplemented at any time by the written approval of such amendment, modification or supplement by the Company, Acquiror and each of the Principal Stockholders.

Section 8.              Entire Agreement. This Agreement evidences the entire agreement among the parties hereto with respect to the matters provided for herein and there are no agreements, representations or warranties with respect to the matters provided for herein other than those set forth herein and in the Merger Agreement and any written agreements related thereto. Except for the Merger Agreement, this Agreement supersedes any agreements among any of the Company, its stockholders or Acquiror concerning the acquisition, disposition or control of any Company Stock.

Section 9.              Absence of Control. Subject to any specific provisions of this Agreement, it is the intent of the parties to this Agreement that Acquiror by reason of this Agreement shall not be deemed (until consummation of the Contemplated Transactions) to control, directly or indirectly, the Company and shall not exercise, or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of the Company.

Section 10.            Informed Action. Each Principal Stockholder acknowledges that he or she has had an opportunity to be advised by counsel of his or her choosing with regard to this Agreement and the transactions and consequences contemplated hereby. Each Principal Stockholder further acknowledges that he or she has received a copy of the Merger Agreement and is familiar with its terms.

Section 11.           Severability. The parties agree that if any provision of this Agreement shall under any circumstances be deemed invalid or inoperative, this Agreement shall be construed with the invalid or inoperative provisions deleted and the rights and obligations of the parties shall be construed and enforced accordingly.

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Section 12.           Counterparts; PDF Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed and accepted by portable data file (pdf) signature and any such signature shall be of the same force and effect as an original signature.

Section 13.           Governing Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware applicable to agreements made and wholly to be performed in such state without regard to conflicts of laws.

Section 14.           Successors; Assignment. This Agreement shall be binding upon and inure to the benefit of the Company and Acquiror, and their successors and permitted assigns, and the Principal Stockholders and their respective spouses, executors, personal representatives, administrators, heirs, legatees, guardians and other legal representatives. This Agreement shall survive the death or incapacity of any Principal Stockholder. This Agreement may be assigned only by Acquiror, and then only to an Affiliate of Acquiror.

Section 15.           Directors’ Duties. The parties hereto acknowledge that each Principal Stockholder is entering into this Agreement solely in his or her capacity as a stockholder of the Company and, notwithstanding anything to the contrary in this Agreement, nothing in this Agreement is intended or shall be construed to (a) require any Principal Stockholder, in his or her capacity as a director and/or officer of the Company and/or the Bank, as applicable, to act or fail to act in accordance with his or her fiduciary duties in such director and/or officer capacity or (b) prohibit or otherwise impair the right or ability of any Principal Stockholder to exercise his or her fiduciary duties in his or her capacity as a director or officer of the Company, including by voting in his or her capacity as a director to effectuate a Company Adverse Recommendation, in each case, in accordance with the terms of the Merger Agreement. Furthermore, no Principal Stockholder makes any agreement or understanding herein in his or her capacity as a director and/or officer of the Company and/or the Bank. For the avoidance of doubt, nothing in this Section shall in any way limit, modify or abrogate any of the obligations of the Principal Stockholders hereunder to vote the shares of Company Stock owned by him or her in accordance with the terms of the Agreement and not to transfer any shares except as permitted by this Agreement.

Section 16.              WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY OR DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION.

[Remainder of Page Intentionally Left Blank]

[Signature Page Follows]

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In Witness Whereof, the parties hereto have executed this Agreement individually, or have caused this Agreement to be executed by its officer, on the day and year first written above.

ACQUIROR:

Alerus Financial Corporation

By:	/s/ Katie Lorenson

Name:	Katie Lorenson
Title:	President and Chief Executive Officer

[Signature Page to Company Voting and Support Agreement]

Principal Stockholders

/s/ Pamela K. Bishop
Name: Pamela K. Bishop

/s/ Jeffrey W. Bolton
Name: Jeffrey W. Bolton

/s/ Sequoya S. Borman
Name: Sequoya S. Borman

/s/ David R. Oeth
Name: David R. Oeth

/s/ Wendy S. Shannon
Name: Wendy S. Shannon

/s/ Mark E. Utz
Name: Mark E. Utz

/s/ Barbara Butts Williams
Name: Barbara Butts Williams

/s/ Hans K. Zietlow
Name: Hans K. Zietlow

/s/ Bradley C. Krehbiel
Name: Bradley C. Krehbiel

/s/ John J. Eberle
Name: John J. Eberle

/s/ Lawrence D. McGraw
Name: Lawrence D. McGraw

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Exhibit 10.2

Execution Version

Voting and Support Agreement

This Voting and Support Agreement (this “Agreement”) is entered into as of May 14, 2024, among HMN Financial, Inc., a Delaware corporation (the “Company”), and those directors and/or officers of Alerus Financial Corporation, a Delaware corporation (“Acquiror”), whose names appear on the signature page of this Agreement and who own or control the voting of any shares of common stock of Acquiror (such stockholders collectively referred to in this Agreement as the “Principal Stockholders,” and individually as a “Principal Stockholder”).

Recitals

A.            As of the date hereof, each Principal Stockholder is the owner or controls the vote of certain shares of Acquiror’s common stock, $1.00 par value per share (“Acquiror Stock”).

B.            Acquiror is contemplating the acquisition of the Company by means of a merger (the “Merger”) of the Company with and into Acquiror, all pursuant to an Agreement and Plan of Merger dated as of May 14, 2024 (the “Merger Agreement”), between Acquiror and the Company.

C.            As a condition and inducement for the Company to enter into the Merger Agreement, each Principal Stockholder is entering into this Agreement.

Agreements

In consideration of the foregoing premises, which are incorporated herein by this reference, and the covenants and agreements of the parties herein contained, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1.              Definitions; Construction. All terms that are capitalized and used herein (and are not otherwise specifically defined herein) shall be used in this Agreement as defined in the Merger Agreement. The parties hereby incorporate by this reference the principles of construction set forth in Section 12.2 of the Merger Agreement.

Section 2.              Representations and Warranties. Each Principal Stockholder, as to himself or herself and not jointly, represents and warrants that as of the date hereof, he or she:

(a)            owns beneficially and of record each of his or her shares of Acquiror Stock;

(b)            has the sole, or joint with such Principal Stockholder’s spouse or any other Principal Stockholder, voting power with respect to such shares of Acquiror Stock; and

(c)            has all necessary power and authority to enter into this Agreement and further represents and warrants that this Agreement is the legal, valid and binding agreement of such Principal Stockholder, and is enforceable against such Principal Stockholder in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity.

Notwithstanding anything herein to the contrary, the parties acknowledge and agree that the provisions of this Agreement shall not be applicable to any shares of Acquiror Stock allocated to the account of a Principal Stockholder under the Acquiror ESOP.

Section 3.              Voting Agreement. Each Principal Stockholder hereby agrees that at any meeting of Acquiror’s stockholders however called, and in any action by written consent of Acquiror’s stockholders, such Principal Stockholder shall vote, or cause to be voted, all shares of Acquiror Stock now or at any time hereafter owned or controlled by him or her at the time of such meeting of Acquiror’s stockholders or action by written consent:

(a)            for the approval and adoption of the Merger Agreement and in favor of the Merger and the other Contemplated Transactions as described in the Merger Agreement;

(b)            for the approval of the Acquiror Stock Issuance; and

(c)            against any action or agreement that would reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation of Acquiror under the Merger Agreement.

Additionally, each Principal Stockholder hereby agrees that such Principal Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with this Section 3.

Section 4.              Additional Covenants. Except as required by law, each Principal Stockholder agrees that he or she will:

(a)            not, and will not permit any of his or her Affiliates (which shall not include any other Principal Stockholder or Acquiror) to, sell, assign, transfer or otherwise dispose of, or permit to be sold, assigned, transferred or otherwise disposed of, any Acquiror Stock owned of record or beneficially by such Principal Stockholder, whether such shares of Acquiror Stock are owned of record or beneficially by such Principal Stockholder on the date of this Agreement or are subsequently acquired by any method, except: (i) for transfers by will or by operation of law (in which case this Agreement shall bind the transferee); (ii) a transfer for estate and tax planning purposes, subject in each case to the transferee agreeing in writing to be bound by the terms of this Agreement; (iii) with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), for any sales, assignments, transfers or other dispositions necessitated by hardship; (iv) net settlement of a Principal Stockholders’ stock options, restricted stock units, or other equity awards under Acquiror Stock Plans to pay the exercise price thereof and satisfy any tax withholding obligations; (v) withholding of Acquiror Stock in connection with vesting of any stock options, restricted stock units, or other equity awards under Acquiror Stock Plans to satisfy tax withholding obligations; and (vi) as the Company may otherwise agree in writing;

(b)            not vote or execute any action by written consent to rescind or amend in any manner any prior vote or action by written consent to (i) approve or adopt the Merger Agreement or any of the other Contemplated Transactions, or (ii) approve the Acquiror Stock Issuance, in each case except in compliance with Section 3; and

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(c)            execute and deliver such additional instruments and documents and take such further action as may be reasonably necessary to comply with his or her respective obligations under this Agreement.

Section 5.              No Economic Benefit. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any of the Acquiror Stock. All rights, ownership and economic benefits of and relating to the Acquiror Stock shall remain and belong to the applicable stockholder and the Company shall have no power or authority to direct any stockholder in the voting of any of the Acquiror Stock or the performance by any stockholder of its duties or responsibilities as a stockholder of Acquiror, except as otherwise provided herein. For the avoidance of doubt, this is a voting and support agreement only, and is not to be interpreted as a written consent to the Merger or as granting the Company a proxy to vote the Acquiror Stock subject to this Agreement.

Section 6.              Termination. Notwithstanding any other provision of this Agreement, this Agreement shall automatically terminate on the earlier of: (a) the date of termination of the Merger Agreement as set forth in Article 10 thereof, as such termination provisions may be amended by Acquiror and the Company from time to time; (b) the date of the Acquiror Stockholder Approval; (c) the date, if any, on which Acquiror publicly discloses that the Acquiror Board has made an Acquiror Adverse Recommendation; or (d) the date, if any, on which the Company discloses that the Company Board has made a Company Adverse Recommendation.

Section 7.              Amendment and Modification. This Agreement may be amended, modified or supplemented at any time by the written approval of such amendment, modification or supplement by the Company, Acquiror and each of the Principal Stockholders.

Section 8.              Entire Agreement. This Agreement evidences the entire agreement among the parties hereto with respect to the matters provided for herein and there are no agreements, representations or warranties with respect to the matters provided for herein other than those set forth herein and in the Merger Agreement and any written agreements related thereto. Except for the Merger Agreement, this Agreement supersedes any agreements among any of Acquiror, its stockholders or the Company concerning the acquisition, disposition or control of any Acquiror Stock.

Section 9.              Absence of Control. Subject to any specific provisions of this Agreement, it is the intent of the parties to this Agreement that the Company by reason of this Agreement shall not be deemed (until consummation of the Contemplated Transactions) to control, directly or indirectly, Acquiror and shall not exercise, or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of Acquiror.

Section 10.            Informed Action. Each Principal Stockholder acknowledges that he or she has had an opportunity to be advised by counsel of his or her choosing with regard to this Agreement and the transactions and consequences contemplated hereby. Each Principal Stockholder further acknowledges that he or she has received a copy of the Merger Agreement and is familiar with its terms.

Section 11.            Severability. The parties agree that if any provision of this Agreement shall under any circumstances be deemed invalid or inoperative, this Agreement shall be construed with the invalid or inoperative provisions deleted and the rights and obligations of the parties shall be construed and enforced accordingly.

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Section 12.            Counterparts; PDF Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed and accepted by portable data file (pdf) signature and any such signature shall be of the same force and effect as an original signature.

Section 13.            Governing Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware applicable to agreements made and wholly to be performed in such state without regard to conflicts of laws.

Section 14.            Successors; Assignment. This Agreement shall be binding upon and inure to the benefit of the Company and Acquiror, and their successors and permitted assigns, and the Principal Stockholders and their respective spouses, executors, personal representatives, administrators, heirs, legatees, guardians and other legal representatives. This Agreement shall survive the death or incapacity of any Principal Stockholder. This Agreement may be assigned only by the Company, and then only to an Affiliate of the Company.

Section 15.            Directors’ Duties. The parties hereto acknowledge that each Principal Stockholder is entering into this Agreement solely in his or her capacity as a stockholder of Acquiror and, notwithstanding anything to the contrary in this Agreement, nothing in this Agreement is intended or shall be construed to (a) require any Principal Stockholder, in his or her capacity as a director and/or officer of Acquiror and/or Acquiror Bank, as applicable, to act or fail to act in accordance with his or her fiduciary duties in such director and/or officer capacity or (b) prohibit or otherwise impair the right or ability of any Principal Stockholder to exercise his or her fiduciary duties in his or her capacity as a director or officer of Acquiror, including by voting in his or her capacity as a director to effectuate an Acquiror Adverse Recommendation, in each case, in accordance with the terms of the Merger Agreement. Furthermore, no Principal Stockholder makes any agreement or understanding herein in his or her capacity as a director and/or officer of Acquiror and/or Acquiror Bank. For the avoidance of doubt, nothing in this Section shall in any way limit, modify or abrogate any of the obligations of the Principal Stockholders hereunder to vote the shares of Acquiror Stock owned by him or her in accordance with the terms of the Agreement and not to transfer any shares except as permitted by this Agreement.

Section 16.            WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY OR DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION.

[Remainder of Page Intentionally Left Blank]

[Signature Page Follows]

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In Witness Whereof, the parties hereto have executed this Agreement individually, or have caused this Agreement to be executed by its officer, on the day and year first written above.

COMPANY:

HMN Financial, Inc.

By:	/s/ Bradley Krehbiel

Name:	Bradley Krehbiel
Title:	President and Chief Executive Officer

[Signature Page to Acquiror Voting and Support Agreement]

Principal Stockholders

/s/ Katie A. Lorenson
Name: Katie A. Lorenson

/s/ Randy L. Newman
Name: Randy L. Newman

/s/ Jim R. Collins
Name: Jim R. Collins

/s/ Daniel E. Coughlin
Name: Daniel E. Coughlin

/s/ Galen G. Vetter
Name: Galen G. Vetter

/s/ Karin M. Taylor
Name: Karin M. Taylor

/s/ Janet O. Estep
Name: Janet O. Estep

/s/ Mary E. Zimmer
Name: Mary E. Zimmer

/s/ John Uribe
Name: John Uribe

/s/ Nikki L. Sorum
Name: Nikki L. Sorum

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Principal Stockholders (CONTINUED)

/s/ Alan A. Villalon
Name: Alan A. Villalon

/s/ Forrest R. Wilson
Name: Forrest R. Wilson

/s/ Missy S. Keney
Name: Missy S. Keney

/s/ Jon N. Hendry
Name: Jon N. Hendry

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Exhibit 99.1

Kris Bevill, Public Relations 701.280.5076 (Office) | 701.306.8561 (Cell) kris.bevill@alerus.com Melissa Von Arx, Public Relations 507.535.1297 (Office) melissa.vonarx@hfsb.com

FOR IMMEDIATE RELEASE

ALERUS FINANCIAL CORPORATION AND HMN FINANCIAL, INC. JOINTLY ANNOUNCE STRATEGIC TRANSACTION

GRAND FORKS, ND & ROCHESTER, MN (May 15, 2024) – Alerus Financial Corporation (“Alerus”) (Nasdaq: ALRS) and HMN Financial, Inc. (“HMNF”) (Nasdaq: HMNF) jointly announced today the signing of a definitive Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Alerus will acquire, in an all-stock merger, HMNF, a savings and loan holding company headquartered in Rochester, Minnesota, and the parent company of Home Federal Savings Bank (“Home Federal”). Under the terms of the Merger Agreement, HMNF will merge with and into Alerus (the “Merger”) and Home Federal will merge with and into Alerus’ wholly-owned bank subsidiary, Alerus Financial, National Association, in a transaction valued at approximately $116.4 million.

The Merger represents the twenty-sixth acquisition for Alerus since 2000 as part of its long-term plan to continually expand its business segments, including banking, wealth services, and retirement and benefits plans and services. Upon completion of the Merger, the combined company will have approximately $5.5 billion in total assets, $3.7 billion in total loans and $4.3 billion in total deposits, assets under administration and management of approximately $43.1 billion, with 29 locations across the Midwest, as well as Arizona.

Founded in 1934, Home Federal operates 12 branches in Minnesota and one branch in each of Iowa and Wisconsin. As of March 31, 2024, HMNF had, on a consolidated basis, $1.2 billion in total assets, which included approximately $872.3 million in loans and $1.0 billion in total deposits.

“We are pleased with this partnership and the strategic expansion into the growing and vibrant Rochester, Minnesota, market and other communities Home Federal serves. Home Federal has built a valuable core deposit franchise based on long-standing client relationships, and we believe their culture, vision, and purpose align remarkably well with ours,” said Katie Lorenson, President and Chief Executive Officer of Alerus. “Alerus has a proven history of successful strategic acquisitions that strengthen our ability to serve the growing needs of our clients and communities. We look forward to welcoming our new team members and supporting their ongoing efforts in providing excellent client service, developing new business, and expanding relationships with a larger balance sheet, robust treasury management and diversified financial services.”

Brad Krehbiel, President and Chief Executive Officer of HMNF, added “We believe we have found an exceptional partner in Alerus. They have a proven track record of diversification, profitable growth, and the ability to execute acquisitions. We are confident this merger will serve all our constituents well, including our stockholders, clients, employees, and communities.”

According to the terms of the Merger Agreement, stockholders of HMNF will receive 1.25 shares of Alerus common stock for each share of HMNF common stock they own, and the Merger is expected to qualify as a tax-free reorganization for HMNF stockholders. Based on Alerus’ closing price of $20.69 as of May 14, 2024, the aggregate deal value is approximately $116.4 million, or $25.86 per share. The transaction is expected to be immediately accretive to Alerus’ estimated earnings before one-time costs, with a tangible book value earn back of approximately 2.2 years (inclusive of interest rate marks), and an internal rate of return in excess of 25%. Upon completion of the Merger, one HMNF director will join the Alerus Board of Directors.

The transaction has been unanimously approved by the Boards of Directors of both companies. Completion of the Merger is subject to customary closing conditions, including receipt of required regulatory approvals and approval by the stockholders of both Alerus and HMNF. The transaction is expected to close in the fourth quarter of 2024.

Raymond James & Associates, Inc. served as financial advisor and Barack Ferrazzano Kirschbaum & Nagelberg LLP served as legal counsel to Alerus on the transaction. D.A. Davidson & Co. served as financial advisor and Ballard Spahr LLP served as legal counsel to HMNF.

Conference Call

Alerus will host a conference call at 11:00 a.m. Eastern Time (10:00 a.m. Central Time) on May 15, 2024, to discuss the transaction and related matters. The related slide presentation is accessible on Alerus’ investor website at investors.alerus.com under “News and Events.” Interested parties may listen to the call live via webcast by visiting investors.alerus.com. Investment professionals are invited to call the toll-free number: 1-833-470-1428, Access Code: 743130. The webcast will be archived on Alerus’ investor website and will be accessible shortly following the call.

About Alerus Financial Corporation

Alerus Financial Corporation is a commercial wealth bank and national retirement services provider with corporate offices in Grand Forks, North Dakota, and the Minneapolis-St. Paul, Minnesota metropolitan area. Through its subsidiary, Alerus Financial, National Association, Alerus provides diversified and comprehensive financial solutions to businesses and consumer clients, including banking, wealth services, and retirement and benefits plans and services. Alerus provides clients with a primary point of contact to help fully understand the unique needs and delivery channel preferences of each client. Clients are provided with competitive products, valuable insight, and sound advice supported by digital solutions designed to meet the clients’ needs.

Alerus has banking and wealth offices in Grand Forks and Fargo, North Dakota, the Minneapolis-St. Paul, Minnesota metropolitan area, and Phoenix and Scottsdale, Arizona. Alerus Retirement and Benefits serves advisors, brokers, employers, and plan participants across the United States.

About HMN Financial, Inc.

HMN Financial, Inc. and Home Federal Savings Bank are headquartered in Rochester, Minnesota. Home Federal operates twelve full-service offices in Minnesota located in Albert Lea, Austin, Eagan, Kasson, La Crescent, Owatonna, Rochester (4), Spring Valley and Winona, one full-service office in Marshalltown, Iowa, and one full-service office in Pewaukee, Wisconsin. Home Federal also operates a loan origination office located in La Crosse, Wisconsin.

Special Note Concerning Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of Alerus and HMNF and certain plans, expectations, goals, projections and benefits relating to the proposed merger between Alerus and HMNF, all of which are subject to numerous assumptions, risks and uncertainties. These statements are often, but not always, identified by words such as “may,” “might,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would,” “annualized,” “target” and “outlook,” or the negative version of those words or other comparable words of a future or forward-looking nature. Examples of forward-looking statements include, among others, statements Alerus makes regarding the ability of Alerus and HMNF to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Merger, statements about the expected timing for completing the Merger, the potential effects of the proposed Merger on both Alerus and HMNF, and the possibility of any termination of the Merger Agreement, and any potential downward adjustment in the exchange ratio.

Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by Alerus and HMNF with the Securities and Exchange Commission (the “SEC”), risks and uncertainties for Alerus, HMNF and the combined company that may cause actual results or outcomes to differ materially from those anticipated include, but are not limited to: (1) the possibility that any of the anticipated benefits of the Merger will not be realized or will not be realized within the expected time period; (2) the risk that integration of HMNF’s operations with those of Alerus will be materially delayed or will be more costly or difficult than expected; (3) the parties’ inability to meet expectations regarding the timing of the proposed Merger; (4) changes to tax legislation and their potential effects on the accounting for the Merger; (5) the inability to complete the proposed Merger due to the failure of Alerus’ or HMNF’s stockholders to adopt the Merger Agreement, or the failure of Alerus’ stockholders to approve the issuance of Alerus’ common stock in connection with the Merger; (6) the failure to satisfy other conditions to completion of the proposed Merger, including receipt of required regulatory and other approvals; (7) the failure of the proposed Merger to close for any other reason; (8) diversion of management’s attention from ongoing business operations and opportunities due to the proposed Merger; (9) the challenges of integrating and retaining key employees; (10) the effect of the announcement of the proposed Merger on Alerus’, HMNF’s or the combined company’s respective customer and employee relationships and operating results; (11) the possibility that the proposed Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (12) the amount of HMNF’s stockholders’ equity as of the closing date of the Merger and any potential downward adjustment in the exchange ratio; (13) the dilution caused by Alerus’ issuance of additional shares of Alerus common stock in connection with the Merger; and (14) changes in the global economy and financial market conditions and the business, results of operations and financial condition of Alerus, HMNF and the combined company. Please refer to each of Alerus’ and HMNF’s Annual Report on Form 10-K for the year ended December 31, 2023, as well as both parties’ other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

Any forward-looking statement included in this press release is based only on information currently available to management and speaks only as of the date on which it is made. Neither Alerus nor HMNF undertakes any obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

Alerus will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a joint proxy statement of Alerus and HMNF that also constitutes a prospectus of Alerus, which will be sent to the stockholders of Alerus and HMNF. Before making any voting decision, the stockholders of Alerus’ and HMNF are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Alerus, HMNF and the proposed transaction. When filed, this document and other documents relating to the Merger filed by Alerus can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Alerus’ website at www.alerus.com under the link “Investors Relations” and then under “SEC Filings” and HMNF’s website at www.justcallhome.com/HMNFinancial under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from Alerus upon written request to Alerus Financial Corporation, Corporate Secretary, 401 Demers Avenue, Grand Forks, North Dakota 58201 or by calling (701) 795-3200, or from HMNF upon written request to HMN Financial, Inc., Corporate Secretary, 1016 Civic Center Drive NW, Rochester, Minnesota 55901 or by calling (507) 535-1200. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

This press release does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Alerus, HMNF, and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Alerus and HMNF in connection with the proposed merger under SEC rules. Information about the directors and executive officers of Alerus and HMNF will be included in the joint proxy statement/prospectus for the proposed transaction filed with the SEC. These documents (when available) may be obtained free of charge in the manner described above under “Additional Information and Where to Find It.”

Security holders may obtain information regarding the names, affiliations and interests of Alerus’ directors and officers in the definitive proxy statement of Alerus relating to its 2024 Annual Meeting of Stockholders filed with the SEC on March 25, 2024 and on Alerus’ Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 8, 2024. Security holders may also obtain information regarding the names, affiliations and interests of HMNF’s directors and executive officers in the definitive proxy statement of HMNF relating to its 2024 Annual Meeting of Stockholders filed with the SEC on March 21, 2024 and HMNF’s Annual Report on Form 10-K/A for the year ended December 31, 2023 filed with the SEC on March 19, 2024. To the extent the holdings of Alerus’ securities by Alerus’ directors and executive officers or the holdings of HMNF securities by HMNF’s directors and executive officers have changed since the amounts set forth in Alerus’ or HMNF’s respective proxy statement for its 2024 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents can be obtained free of charge in the manner described above under “Additional Information and Where to Find It.”

ALERUS FINANCIAL CORPORATION TO ACQUIRE HMN FINANCIAL, INC. MAY 2024 NASDAQ: ALRS Exhibit 99.2

DISCLAIMERS Special Note Concerning Forward-Looking Statements This report contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of Alerus Financial Corporation (“Alerus” or “ALRS”) and HMN Financial, Inc. (“HMNF”) and certain plans, expectations, goals, projections and benefits relating to the merger of HMNF with and into Alerus (the “Merger”), all of which are subject to numerous assumptions, risks and uncertainties. These statements are often, but not always, identified by words such as “may,” “might,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would,” “annualized,” “target” and “outlook,” or the negative version of those words or other comparable words of a future or forward-looking nature. Examples of forward-looking statements include, among others, statements Alerus makes regarding the ability of Alerus and HMNF to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Merger, statements about the expected timing for completing the Merger, the potential effects of the proposed Merger on both Alerus and HMNF, and the possibility of any termination of the Merger Agreement, and any potential downward adjustmentin the exchange ratio. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by Alerus and HMNF with the SEC, risks and uncertainties for Alerus, HMNF and the combined company that may cause actual results or outcomes to differ materially from those anticipated include, but are not limited to: (1) the possibility that any of the anticipated benefits of the proposed Merger will not be realized or will not be realized within the expected time period; (2) the risk that integration of HMNF’s operations with those of Alerus will be materially delayed or will be more costly or difficult than expected; (3) the parties’ inability to meet expectations regarding the timing of the proposed Merger; (4) changes to tax legislation and their potential effects on the accounting for the Merger; (5) the inability to complete the proposed Merger due to the failure of the Alerus’ or HMNF’s stockholders to adopt the Merger Agreement, or the failure of Alerus’ stockholders to approve the issuance of Alerus’ common stock in connection with the Merger; (6) the failure to satisfy other conditions to completion of the proposed Merger, including receipt of required regulatory and other approvals; (7) the failure of the proposed Merger to close for any other reason; (8) diversion of management’s attention from ongoing business operations and opportunities due to the proposed Merger; (9) the challenges of integrating and retaining key employees; (10) the effect of the announcement of the proposed Merger on Alerus’, HMNF’s or the combined company’s respective customer and employee relationships and operating results; (11) the possibility that the proposed Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (12) the amount of HMNF’s stockholders’ equity as of the closing date of the Merger and any potential downward adjustment in the exchange ratio; (13) the dilution caused by Alerus’ issuance of additional shares of Alerus’ common stock in connection with the Merger; and (14) changes in the global economy and financial market conditions and the business, results of operations and financial condition of Alerus, HMNF and the combined company. Please refer to each of Alerus’ and HMNF’s Annual Report on Form 10-K for the year ended December 31, 2023, as well as both parties’ other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements. Any forward-looking statement included in this report is based only on information currently available to management and speaks only as of the date on which it is made. Neither Alerus nor HMNF undertakes any obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. Additional Information and Where to Find It Alerus will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a joint proxy statement of Alerus and HMNF that also constitutes a prospectus of Alerus, which will be sent to the stockholders of Alerus and HMNF. Before making any voting decision, the stockholders of Alerus and HMNF are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Alerus, HMNF and the proposed transaction. When filed, this document and other documents relating to the Merger filed by Alerus can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Alerus’ website at www.alerus.com under the link “Investors Relations” and then under “SEC Filings” and HMNF’s website at www.justcallhome.com/HMNFinancial under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from Alerus upon written request to Alerus Financial Corporation, Corporate Secretary, 401 Demers Avenue, Grand Forks, North Dakota 58201 or by calling (701) 795-3200, or to HMNF, Corporate Secretary, 1016 Civic Center Drive NW, Rochester, Minnesota 55901 or by calling (507) 535-1200. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus. Participants in the Solicitation This report does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Alerus, HMNF, and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Alerus and HMNF in connection with the proposed Merger under SEC rules. Information about the directors and executive officers of Alerus and HMNF will be included in the joint proxy statement/prospectus for the proposed transaction filed with the SEC. These documents (when available) may be obtained free of charge in the manner described above under “AdditionalInformation and Where to Find It.” Security holders may obtain information regarding the names, affiliations and interests of Alerus’ directors and executive officers in the definitive proxy statement of Alerus relating to its 2024 Annual Meeting of Stockholders filed with the SEC on March 25, 2024 and on Alerus’ Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 8, 2024. Security holders may also obtain information regarding the names, affiliations and interests of HMNF’s directors and executive officers in the definitive proxy statement of HMNF relating to its 2024 Annual Meeting of Stockholders filed with the SEC on March 21, 2024 and HMNF’s Annual Report on Form 10-K/A for the year ended December 31, 2023 filed with the SEC on March 19, 2024. To the extent the holdings of Alerus’ securities by Alerus’ directors and executive officers or the holdings of HMNF securities by HMNF’s directors and executive officers have changed since the amounts set forth in Alerus’ or HMNF’s respective proxy statement for its 2024 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents can be obtained free of charge in the manner described above under “AdditionalInformation and Where to Find It.” 2

STRATEGIC HIGHLIGHTS Natural Expansion of the Alerus Franchise 3 | Source: S&P Capital IQ Pro (1) Pro forma deposit market share data as of June 30, 2023; community bank defined as banks with less than $10B in total assets STRATEGIC EXPANSION FINANCIALLY ATTRACTIVE LOW RISK ▪ Franchise-enhancing strategic expansion into the vibrant Rochester, Minnesota, MSA ▪ Creation of premier $5B diversified financial institution ▪ Continues focus on company-wide core deposit initiatives while providing expansion opportunities through new quality markets ▪ Top 3 pro forma deposit market share in Minnesota among community banks(1) ▪ Complementary mission and values with a strong corporate and credit culture ▪ Benefits of additional scale enhances ability to create operating leverage ▪ Pro forma total assets of $5.5B, gross loans of $3.7B and deposits of $4.3B ▪ Enhances projected 2025 efficiency by 615bps+ ▪ Approximately 45%+ earnings accretion in ’25 with a pro forma ROAA of ~1.15%+ ▪ TBVPS earnback of 2.2 years (crossover, inclusive of rate marks) ▪ Strong pro forma capital ratios; creation of capacity for continued growth ▪ 25%+ internal rate of return ▪ Proven ability to create revenue synergies across Alerus’ diverse business lines (not modeled) ▪ High-quality, granular and long tenured loans and core deposit base ▪ Excellent credit discipline and asset quality ▪ Seamless integration of straight-forward business lines ▪ Leverages management’s transaction and integration expertise ▪ Extensive operational and credit due diligence

OVERVIEW OF HMN FINANCIAL, INC.

HMN FINANCIAL, INC.

PRO FORMA BRANCH MAP

Alerus*
HMNF**
Minneapolis
Lakeville
Faribault
Mankato
Rochester
Winona
La Crosse
Albert Lea
Austin

COMPANY HIGHLIGHTS

BALANCE SHEET | *AS OF 3/31/2024*

$1.2B	$872MM	$1.0B	9.4%
Total assets	Gross loans	Total deposits	TCE ratio

COMPLIMENTARY BUSINESS MODEL

SMALL BUSINESS BANKING

BUSINESS BANKING

PRIVATE BANKING

INVESTMENT SERVICES

COMMERCIAL REAL ESTATE

4 |

OVERVIEW OF HMN FINANCIAL, INC. 4 | Source: S&P Capital IQ Pro Note: Consolidated financial data as of March 31, 2024 ▪ Headquartered in Rochester, MN ▪ Nasdaq: HMNF ▪ Holding company for Home Federal Savings Bank ▪ 14 branches HMN FINANCIAL, INC. COMPANY HIGHLIGHTS BALANCE SHEET | AS OF 3/31/2024 COMPLIMENTARY BUSINESS MODEL Alerus* HMNF** PRO FORMA BRANCH MAP BUSINESS BANKING INVESTMENT SERVICES COMMERCIAL REAL ESTATE PRIVATE BANKING $1.2B Total assets $872MM Gross loans $1.0B Total deposits 9.4% TCE ratio * Map does not include all Alerus branches ** Map does not include Waukesha, WI & Marshalltown, IA branches SMALL BUSINESS BANKING

$1.49B $0.59B $0.23B $0.26B $0.28B #5 Rank #4 Rank #3 Rank #1 Rank $3.61B $2.84B $2.25B $2.28B $2.29B #5 Rank #4 Rank #2 Rank #1 Rank FURTHER STRENGTHENS MINNESOTA FRANCHISE 5 | Source: S&P Capital IQ Pro; Mayo Clinic (1) Pro forma community bank deposit market share ranking as of June 30, 2023; community bank defined as banks with less than $10B in total assets ENHANCES DEPOSIT MARKET SHARE(1) ENTRANCE INTO ATTRACTIVE ROCHESTER MSA BUILDING UPON A PREMIER MIDWEST FRANCHISE ▪ HMNF provides entrance into the growing Rochester, MN, MSA, with $592MM deposits (2nd in community bank deposit market share)(1) ▪ Bolstering the Minnesota franchise with $874MM of in-state deposits and placing Alerus at 12th in the state’s deposit market share and top 3 among community banks(1) MARKET OVERVIEW | ROCHESTER, MN ▪ With a population of 230,000+ across the MSA, Rochester is a flourishing market and home of the Mayo Clinic ▪ In 2023, the Mayo Clinic announced a 6-year, $5B transformation of their Rochester headquarters which will total approximately 2.4 million square feet ▪ The major expansion, as well as the expected development from related institutions and industries, serves as a key catalyst for the market’s growth for both the near and long-term future ROCHESTER, MN MINNESOTA (STATE) ROCHESTER, MN (MSA) Pro Forma Pro Forma

GRANULAR CORE DEPOSITS

HMNF DEPOSIT PORTFOLIO HIGHLIGHTS

COST OF DEPOSITS | LAST 5 QUARTERS

HMNF
Peers(1)
0.76%
1.17%
1.07%
1.52%
1.44%
1.81%
1.72%
2.07%
1.89%
2.22%
2023Q1
2023Q2
2023Q3
2023Q4
2024Q1

DEPOSIT PORTFOLIO
3/31/2024

Non-interest Bearing 22.6%
Jumbo CDs 8.3%
$1.1B
Retail CDs 16.5%
IB, MMDA & Savings 52.7%

GRANULAR CORE DEPOSITS

$964MM	Core deposits[2]
92%	Core deposits[2] / total deposits
83%	Loan / deposit ratio
22.6%	Non-interest bearing deposits
27.5%	Uninsured deposits
37,500+ | ~24,000	Accounts | Clients
~$27,000	Avg. account balance
52%	% of deposits held in accounts <$250k
9	Accounts with balances >$5MM

6 |

0.76% 1.07% 1.44% 1.72% 1.89% 1.17% 1.52% 1.81% 2.07% 2.22% 2023Q1 2023Q2 2023Q3 2023Q4 2024Q1 GRANULAR CORE DEPOSITS Non-interest Bearing 22.6% IB, MMDA & Savings 52.7% Retail CDs 16.5% Jumbo CDs 8.3% 6 | Source: S&P Capital IQ Pro; HMNF Company files Note: Bank-level deposit data as of March 31, 2024; percentages may not add up to 100% due to rounding (1) HMNF peers include banks headquartered in the Midwest with between $1.0 billion and $5.0 billion in total assets; peer data shown at the median (2) Core deposits exclude CDs >$100,000 ▪ The strength of the HMNF deposit franchise stems from long-tenured clients and its granular portfolio HMNF DEPOSIT PORTFOLIO HIGHLIGHTS $1.1B ~$27,000 Avg. account balance 9 Accounts with balances >$5MM 52% % of deposits held in accounts <$250k 37,500+ | ~24,000 Accounts | Clients 83% Loan / deposit ratio 92% Core deposits(2) / total deposits $964MM Core deposits(2) DEPOSIT PORTFOLIO 3/31/2024 GRANULAR CORE DEPOSITS COST OF DEPOSITS | LAST 5 QUARTERS HMNF Peers(1) 22.6% Non-interest bearing deposits 27.5% Uninsured deposits

HIGH QUALITY LOAN PORTFOLIO

HMNF LOAN PORTFOLIO HIGHLIGHTS

ASSET QUALITY | MRQ & LAST 4 YEARS

NPAs / Total Assets
NCOs / Avg. Loans
0.41%
0.09%
0.46%
-0.11%
0.20%
0.01%
0.34%
0.04%
0.24%
0.01%
2020Y
2021Y
2022Y
2023Y
2024Q1

LOAN PORTFOLIO
3/31/2024

Home Equity 1.5%
C&D 9.3%
C&I 5.0%
Consumer & Other 5.4%
CRE & Multi-family 47.2%
$872MM
1-4 Family 31.7%

Yield on Loans | 4.96%

LOAN PORTFOLIO HIGHLIGHTS	$872MM Gross loans	7,000+ | 6,000+ Loans | Clients	$119K Average loan balance	$144K Average balance by client

Source: S&P Capital IQ Pro; HMNF Company files

7 |

HIGH QUALITY LOAN PORTFOLIO 7 | Source: S&P Capital IQ Pro; HMNF Company files Note: Consolidated asset quality data as of March 31, 2024; bank-level loan data as of March 31, 2024; percentages may not add up to 100% due to rounding 0.41% 0.46% 0.20% 0.34% 0.24% 0.09% -0.11% 0.01% 0.04% 0.01% 2020Y 2021Y 2022Y 2023Y 2024Q1 1-4 Family 31.7% CRE & Multi-family 47.2% C&D 9.3% Home Equity 1.5% C&I 5.0% Consumer & Other 5.4% Yield on Loans | 4.96% LOAN PORTFOLIO 3/31/2024 HMNF LOAN PORTFOLIO HIGHLIGHTS $872MM Gross loans LOAN PORTFOLIO HIGHLIGHTS $119K Average loan balance 7,000+ | 6,000+ Loans | Clients $144K Average balance by client $872MM NPAs / Total Assets NCOs / Avg. Loans ASSET QUALITY | MRQ & LAST 4 YEARS ▪ Superior asset quality stems from HMNF granular loans made to high-quality clients in stable markets

LEVERAGING THE HMNF FRANCHISE

GROWING A STRONG FOUNDATION

HMNF MEDIAN HOUSEHOLD INCOME[1]

$83,315
$75,874
HMNF
USA

ROCHESTER, MN TOP EMPLOYERS

Mayo Clinic | IBM | Olmsted Medical Center | Spectrum | Benchmark | McNeilus

MARKET DEMOGRAPHICS | ROCHESTER, MN (MSA)

230K+
2024
Population

POPULATION GROWTH '20 – '24

1.72%
1.42%
Rochester, MN
USA

PROJ. POPULATION GROWTH '24 – '29

3.20%
2.40%
Rochester, MN
USA

MEDIAN HOUSEHOLD INCOME 2024

$88,970
$75,874
Rochester, MN
USA

8 |

LEVERAGING THE HMNF FRANCHISE 8 | Source: S&P Capital IQ Pro; Rochester Area Economic Development, Inc. (1) Weighted average median household income by MSA, based on June 30, 2023 deposits 1.72% 1.42% Rochester, MN USA POPULATION GROWTH ’20 – ’24 3.20% 2.40% Rochester, MN USA PROJ. POPULATION GROWTH ’24 – ’29 $88,970 $75,874 Rochester, MN USA MEDIAN HOUSEHOLD INCOME 2024 ▪ High quality, stable client base ▪ Ability to leverage Alerus’ diverse platform: ▪ Existing HMNF client base ▪ Additional opportunities for growth given strong market demographics GROWING A STRONG FOUNDATION HMNF MEDIAN HOUSEHOLD INCOME(1) $83,315 $75,874 HMNF USA MARKET DEMOGRAPHICS | ROCHESTER, MN (MSA) ROCHESTER, MN TOP EMPLOYERS 230K+ 2024 Population

CULTURALLY ALIGNED, COMPLEMENTARY STRENGTHS

		ALERUS	HMN FINANCIAL, INC.
HIGH QUALITY DEPOSIT BASE	MRQ Cost of Deposits	2.47%	1.89%
	Core Deposits[1]	90%	92%
BUSINESS MIX	Loan Portfolio	
	LTM Fee Income %	54.2%	21.3%
EXCELLENT ASSET QUALITY	NPAs / Total Assets	0.17%	0.24%
	LTM NCOs / Avg. Loans	-0.04%	0.04%
ESOP OWNED COMPANIES	ESOP Ownership	5.8%	10.8%

Loan Portfolio legend: 1-4 FAMILY; CRE, C&D & MULTI-FAM; C&I; CONSUMER & OTHER

20.1%
8.5%
44.7%
26.7%

56.4%
5.0%
6.9%
31.7%

261% | Pro Forma CRE Concentration[2]

9 |

MRQ Cost of Deposits 2.47% 1.89% Core Deposits(1) 90% 92% Loan Portfolio LTM Fee Income % 54.2% 21.3% NPAs / Total Assets 0.17% 0.24% LTM NCOs / Avg. Loans -0.04% 0.04% ESOP Ownership 5.8% 10.8% CULTURALLY ALIGNED, COMPLEMENTARY STRENGTHS 9 | Source: S&P Capital IQ Pro Note: Financial data as of March 31, 2024; loan and deposit data shown at the bank-level (1) Core deposits exclude CDs >$100,000 (2) Commercial real estate loans as defined in the regulatory agencies guidance as a percent of total risk-based capital (excludes purchase accounting adjustments) BUSINESS MIX EXCELLENT ASSET QUALITY HIGH QUALITY DEPOSIT BASE ESOP OWNED COMPANIES 26.7% 44.7% 20.1% 8.5% 31.7% 56.4% 5.0% 6.9% Pro Forma CRE Concentration(2) 1-4 FAMILY CRE, C&D & MULTI-FAM C&I CONSUMER & OTHER 261%

ENHANCED PROFITABILITY & CAPITAL GENERATION

COMPARISON WITH $1B - $10B PEERS(1)

TOP QUARTILE
MEDIAN
ROAE (2025E)
12.6%
Pro Forma
12.3%
10.4%
FEE INCOME (2025E)
41.7%
Pro Forma
24.5%
19.4%
LOANS / DEPOSITS (MRQ)
83.3%
85.3%
Pro Forma
89.1%

Source: S&P Capital IQ Pro

83.3% 85.3% 89.1% 41.7% 24.5% 19.4% 12.6% 12.3% 10.4% ENHANCED PROFITABILITY & CAPITAL GENERATION 10 | Source: S&P Capital IQ Pro (1) Peers include Midwest major exchange traded banks with between $1B - $10B in total assets as of most recently reported period TOP QUARTILE MEDIAN Pro Forma Pro Forma Pro Forma ROAE (2025E) FEE INCOME (2025E) LOANS / DEPOSITS (MRQ) COMPARISON WITH $1B - $10B PEERS(1)

TRANSACTION OVERVIEW 11 | (1) Based on ALRS closing price of [$20.54] on May [13], 2024 (2) Based on fully-phased estimated 2025 cost savings ▪ [$115.5] million total transaction value ▪ [$25.68] deal value per share ▪ 100% stock consideration ▪ Fixed exchange ratio of 1.25 shares of ALRS stock for each HMNF share, approximately 5.5 million ALRS shares in aggregate ▪ Total credit discount of $14.9 million, or 1.71%, of HMNF’s gross loans ▪ Total interest rate discount of $54.2 million, amortized over 3.8 years ▪ AOCI write-down of $10.1 million estimated at close, accreted back over 1.6 years ▪ $2.8 million write-up on fixed assets, accreted back over 27.5 years ▪ $3.9 million write-up on MSRs, accreted back over 5.0 years ▪ $1.5 million write-down on time deposits, accreted back over 0.79 years ▪ CDI of $30.7 million, or 4.0%, amortized over 10.0 years on an accelerated basis ▪ Cost savings of 30% of HMNF non-interest expense, fully phased-in by 2025 ▪ Total one-time transaction related expenses of $21.7 million, pre-tax ▪ Fourth Quarter 2024 TRANSACTION MULTIPLES(1) [106%] DEAL VALUE PER SHARE / TBVPS [95%] DEAL VALUE PER SHARE / TBVPS EXCL. AOCI [19.9x] DEAL VALUE PER SHARE / LTM EPS [0.8%] CORE DEPOSIT PREMIUM [8.8x] DEAL VALUE PER SHARE / LTM EPS + COST SAVINGS(2) TRANSACTION VALUE(1) CONSIDERATION MIX LOAN MARK OTHER FAIR VALUE MARKS COST SAVINGS TRANSACTION EXPENSES EXPECTED CLOSING

EXPECTED FINANCIAL IMPACT 12 |(1) No rate mark scenario assumes no loan interest rate mark, AOCI mark, MSR mark, time deposit mark, or amortization as a result of CDI Without CECL double-count EXCLUDING AOCI AND RATE MARKS(1) FINANCIAL IMPACT PRO FORMA CAPITAL RATIOS AS CLOSE INCLUDING AOCI AND RATE MARKS FINANCIAL IMPACT PRO FORMA CAPITAL RATIOS AS CLOSE TCE 6.9% Leverage 8.4% CET1 10.8% Tier 1 11.0% Total Capital 13.6% TCE 7.7% Leverage 9.2% CET1 11.8% Tier 1 12.0% Total Capital 14.6% TBV Earnback 2.2 years ’25 EPS Accretion 45%+ TBV Earnback Accretive ’25 EPS Accretion 20%+ 2.1 years

DUE DILIGENCE PROCESS 13 | ▪ Completed a comprehensive due diligence review with executives from Alerus and HMNF, as well as third-party advisors and consultants ▪ Conducted in-depth loan review led by senior Alerus credit team ▪ Preliminary interest rate marks performed by third party LOAN REVIEW PROCESS COMPREHENSIVE LOAN REVIEW ANALYSIS DILIGENCE FOCUS AREAS Credit Review Financials & Accounting Interest Rate Management IT and Operations Internal & External Audit Regulatory Compliance Facilities Legal Matters Securities Portfolio Human Resources ✓ ✓ ✓ ✓ ✓ ✓ ✓ ✓ ✓ ✓ In-depth loan file review Review of asset quality & concentration reports ▪ Review covered a mix of C&I, CRE, agriculture and SBA loans ▪ Review totaled 55%+ of the C&I, CRE, Ag and SBA portfolios ▪ All exposures >$5MM ▪ Investor CRE concentration levels on a combined basis remain well below regulatory guidance of 300% of capital ▪ Reviewed asset quality reports including non-accrual, past due, criticized, concentration and exception reports

STRATEGIC GROWTH

1879
Began as the Bank of Grand Forks
2000
Rebranded to Alerus
2007
Expanded to Minnesota Market
2009
Expanded to Arizona Market
2019
Completed Initial Public Offering (IPO)
2022
Acquired Metro Phoenix Bank
2024
Announced acquisition of HMN Financial, Inc.

ROE (5 Year History: 2019 - 2023)

ROA (5 Year History: 2019 - 2023)

Source S&P Capital IQ

14

STRATEGIC GROWTH To supplement our organic growth, we have executed 25 acquisitions throughout the history of our company including: 15 in Banking, 10 in Retirement and Benefits. HMN Financial, Inc. will be our 26th acquisition. 1879 2022 2019 2009 2007 2000 Began as the Bank of Grand Forks Rebranded to Alerus Expanded to Minnesota Market Expanded to Arizona Market Completed Initial Public Offering (IPO) Acquired Metro Phoenix Bank 14 | Source S&P Capital IQ (1) Excludes net losses on investment securities (after-tax) of $19.2 million in 4Q 2023. See “Non-GAAP Disclosure Reconciliation” (1) (1) 1.08% 1.28% 1.31% KBW Regional Bank Index (Average) KBW Regional Bank Index (Top Quartile) Alerus Financial ROA (5 Year History: 2019 - 2023) 9.2% 11.2% 12.5% KBW Regional Bank Index (Average) KBW Regional Bank Index (Top Quartile) Alerus Financial ROE (5 Year History: 2019 - 2023) Announced acquisition of HMN Financial, Inc. 2024

SUMMARY 15 | ▪ Opportunity to acquire a valuable deposit franchise, strategically building market share in Rochester and other Minnesota markets while gaining exposure to key new markets ▪ Further diversifies loan and deposit portfolios ▪ Enhanced benefits of additional scale and operating leverage with additional growth potential ▪ Traditional business lines, similar culture and outstanding credit discipline ensure low execution risk throughout integration and beyond ▪ Strong pro forma financial metrics based on reasonable assumptions ▪ Combined company positioned for potential significant upside Natural Expansion of the Alerus Franchise (1) Based on ALRS closing price of [$20.54] on May [13], 2024 (2) No rate mark scenario assumes no loan interest rate mark, AOCI mark, MSR mark or time deposit mark FINANCIALLY COMPELLING DEAL(1) Deal Value Per Share / TBVPS [106]% TBV Earnback 2.2 years TBV Earnback (Excl. int. rate markets & AOCI)(2) Accretive Core Deposit Premium [0.8]% ’25 EPS Accretion 45%+ Internal Rate of Return 25%+ ’25 ROAA 1.15%+ ’25 ROAE 12.5%+ ’25 Efficiency Ratio Improvement 615+ bps Pro Forma Loans / Deposits (MRQ) 85%

ALERUS
ALERUS

Office in Downtown Minneapolis, Minnesota

APPENDIX

APPENDIX Office in Downtown Minneapolis, Minnesota

NON-GAAP DISCLOSURE RECONCILIATION 17 |(1) Adjusted items are shown after-tax using a 22% tax rate ($ in thousands) Five Year 2019 2020 2021 2022 2023 Average Adjusted net income Net Income $ 29,540 $ 44,675 $ 52,681 $ 40,005 $ 11,696 Less: Net Gains (losses) on investment securities - - - - (19,222) Adjusted Net Income(1) (a) $ 29,540 $ 44,675 $ 52,681 $ 40,005 $ 30,918 Adjusted return on average equity Average total equity (b) $ 231,084 $ 310,208 $ 346,059 $ 346,355 $ 358,268 Adjusted return on average equity (a)/(b) 12.78% 14.40% 15.22% 11.55% 8.63% 12.52% Adjusted return on average assets Average total assets (c) $ 2,211,993 $ 2,775,140 $ 3,178,820 $ 3,500,655 $ 3,817,017 Adjusted return on average assets (a)/(c) 1.34% 1.61% 1.66% 1.14% 0.81% 1.31%